KENNAMETAL INC. ANNUAL REPORT




# ENGINEERING YOUR COMPETITIVE EDGE














| *Year ended June 30 (dollars in thousands except per share data)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| ***OPERATING PERFORMANCE*** | | | |
| Sales | **$ 2,304,167** | $ 1,971,441 | $ 1,758,957 |
| Net Income | **119,291** | 73,578 | 18,130 |
| Diluted Earnings per Share | **3.13** | 2.02 | 0.51 |
| Operating Cash Flow | **202,327** | 177,858 | 181,544 |
| ***FINANCIAL CONDITION*** | | | |
| Total Assets | **$ 2,092,337** | $ 1,938,663 | $ 1,822,548 |
| Total Debt, including Capital Leases and Notes Payable | **437,374** | 440,207 | 525,687 |
| Total Shareowners' Equity | **972,862** | 887,152 | 721,577 |
| Total Debt to Total Equity | **45.0%** | 49.6% | 72.9% |
| ***OTHER DATA*** | | | |
| Capital Expenditures | **$ 88,552** | $ 56,962 | $ 49,413 |
| Research and Development | **23,810** | 22,348 | 23,598 |
| Number of Employees | **14,000** | 13,700 | 13,970 |
| ***STOCK INFORMATION*** | | | |
| Market Price per Share – High | **$ 52.71** | $ 46.20 | $ 36.80 |
| Market Price per Share – Low | **40.34** | 32.85 | 27.10 |
| Dividends per Share | **0.68** | 0.68 | 0.68 |
| Shares Outstanding | **38,127** | 36,633 | 35,473 |
| Number of Shareowners | **2,997** | 3,013 | 3,137 |

05 KENNAMETAL

AT KENNAMETAL, WE HAVE A SINGLE GOAL: To engineer a competitive edge for our customers, who include manufacturers that operate in virtually every industry and every geography in the world. We meet this goal by developing consumable tools, engineered components and advanced materials that facilitate, accelerate or improve the production of everything from airframes and turbochargers to medical implants and oil drills. Regardless of what industry our customers operate in, Kennametal products and technologies add significant value to their production and manufacturing processes – value that takes the form of reduced costs, increased productivity and superior economic returns. Our success in serving our customers fuels our Company's growth and performance.

*Kennametal Inc. (NYSE: KMT) is a leading global supplier of tooling, engineered components and advanced materials that are consumed in production processes. The company improves customers' competitiveness by providing superior economic returns through the delivery of application knowledge and advanced technology to master the toughest of materials application demands. Customers buy over $2 billion annually of Kennametal products and services – delivered by our 14,000 talented employees in over 60 countries – with almost 50 percent of these revenues coming from outside the United States. Visit us at www.Kennametal.com.*



**MARKOS I. TAMBAKERAS**
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
SHAREOWNER

# FELLOW SHAREOWNERS:

Kennametal's journey to transform itself into a premier organization that delivers consistently exceptional value to our shareowners and customers continues on schedule. Our record fiscal 2005 performance exemplifies this. During the year, sales rose 17 percent to $2.3 billion, while earnings per share increased to $3.13, compared with $2.02 the prior year. We generated $202 million in cash flow from operations, and we reduced our debt-to-equity ratio, despite making a significant acquisition. I am pleased to note that we closed fiscal 2005 with a solid cash position and a healthy balance sheet while maintaining our growth momentum.

These results reflect strong performance across our business units. Metalworking Solutions & Services Group (MSSG) grew in every geographic market, particularly in Europe and India where we continue to gain leverage from our Widia® brand. Advanced Materials Solutions Group (AMSG) had a very strong year, highlighted by outstanding performance in mining, construction, and oil and gas. J&L Industrial Supply continued to grow strongly and realized a new high in e-commerce sales, which accounted for approximately 32 percent of its revenues.

The catalyst for these results is the consistent deployment of the Kennametal Value Business System, or KVBS, a set of six "best practice" processes that drives everything we do. KVBS focuses on strategic planning, mergers and

acquisitions, talent development, customer acquisition, LEAN deployment, and product development. It is founded on a solid code of business ethics and conduct, which defines our values and guides our actions. By consistently applying KVBS throughout the organization, we ensure that our 14,000 employees fully understand our vision and have the processes required to implement our strategies.

## EXECUTING A CONSISTENT STRATEGY

Kennametal's progress is predicated on executing a clear, consistent strategy. A major element of this strategy is to diversify our product portfolio by growing in advanced materials and engineered components, while maintaining our global leadership position in metalcutting tools. In 2005, we moved closer to this goal by continuing to build AMSG, generating nearly $550 million in sales, as well as by acquiring Extrude Hone, a leading supplier of engineered component process technology. We also divested Full Service Supply, narrowing our business focus, decreasing our dependence on the automotive sector and generating additional funds for growth.

Another core element of our strategy is to balance the end markets we serve. In fiscal 2005, we increased our presence in several industries, including aerospace, mining, energy, construction and general engineering, as we continued to pursue a balanced revenue mix in our end markets.

Global expansion is another major component of our strategy. As rapidly developing markets attract manufacturers from around the world, Kennametal is growing with them. In 2005, we made significant investments in Latin America and India and we broke ground on a new manufacturing facility in China. In both Latin America and China we increased our business by approximately 35 percent compared with last year, while in India, we grew by about 50 percent for the second consecutive year. As a result, we generated approximately 50 percent of our fiscal 2005 sales from outside the United States. Of that, about 15 percent came from emerging markets in Asia, Eastern Europe and South America.

We remain a technology leader within our industry by maintaining a relentless focus on technology and innovation. In fiscal 2005, we demonstrated the value of this commitment by generating 44 percent of our sales from new products launched within the past five years, up from 41 percent in fiscal 2004.

## BUILDING OUR TEAM

The credit for our accomplishments belongs to Kennametal's employees, and we continue to demonstrate this by emphasizing talent development. I'm proud to note that in fiscal 2005, we allocated more than two percent of our revenues to employee training and development for the third consecutive year.

We also continue to focus on building our leadership team. In fiscal 2005, we promoted Carlos Cardoso, head of MSSG, to Executive Vice President and COO; and we appointed Cathy Smith, formerly with Bell Helicopter, as our new Executive Vice President and CFO. Carlos and Cathy are highly experienced professionals who will be instrumental in charting Kennametal's course.

We also added two Directors to our Board: Timothy R. McLevish, Senior Vice President and CFO of Ingersoll-Rand Company Limited; and Steven H. Wunning, Group President and Executive Office Member of Caterpillar Inc. They bring a wealth of industry experience to our Board, and I look forward to their support and guidance. In addition, two Directors left the Kennametal Board: Kathleen J. Hempel, Former Vice Chairman and CFO of Fort Howard Corporation; and long-serving member Aloysius T. McLaughlin, Jr., Former Vice Chairman, President and COO of Dick Corporation. I am grateful for their contributions to Kennametal, and I wish them well.



Kennametal is moving into the next phase of our journey with confidence and optimism. In the coming year, we will continue to execute our transformation strategy through the implementation of KVBS. We will continue to diversify our end markets and to expand globally. We will continue to make investments that enable us to maintain our technology leadership and win market share by providing a compelling value proposition based on "engineering a competitive edge" for our customers. Rising raw material costs will present challenges for our Company as with many others. But, we remain confident in our ability to recover pricing and maintain our momentum. Finally, we will continue our focus on driving profitability and return on capital to the top quartile of our peer group.

As we move forward, I would like to thank our shareowners, customers and suppliers for their support. We are focused on rewarding your loyalty by working to build Kennametal into a more global, more diversified Company that can continue to excel.

*MARKOS I. TAMBAKERAS*
*Chairman, President*
*and Chief Executive Officer*
*Shareowner*



**THE EXECUTIVE MANAGEMENT COUNCIL** (PICTURED LEFT TO RIGHT)
Kevin R. Walling, James R. Breisinger, Carlos M. Cardoso, Catherine R. Smith, R. Daniel Bagley, David W. Greenfield, Michael P. Wessner, Markos I. Tambakeras, William Y. Hsu, Philip H. Weihl, Stanley B. Duzy, Jr., Ralph G. Niederst

# ENGINEERING A COMPETITIVE EDGE **FOR OUR CUSTOMERS.** IN EVERY MAJOR MANUFACTURING INDUSTRY. IN EVERY KEY GLOBAL MARKET.

## Geographic Sales



| | |
|---|---|
| North America | 58% |
| Europe | 29% |
| Rest of the World | 13% |

## End Market Sales



| | |
|---|---|
| Automotive | 17% |
| Heavy Trucks | 5% |
| Off-Highway | 4% |
| General Engineering | 28% |
| Aerospace | 7% |
| Energy | 12% |
| Mining & Construction | 11% |
| Tool & Die | 8% |
| Other | 8% |



# KENNAMETAL TECHNOLOGIES ARE HELPING MANUFACTURERS OF AIRPLANES AND HELICOPTERS TO MACHINE NEXT-GENERATION MATERIALS, AND ENABLING ENGINE PRODUCERS TO DEVELOP TOMORROW'S ECONOMICAL AND FUEL-EFFICIENT POWER SYSTEMS.



# AEROSPACE

Kennametal products are driving improvement in the manufacture of a range of aerospace products, including airplanes, helicopters, and engines and sub-assemblies. *In fiscal 2005, we hit new heights by helping several* manufactures to machine lightweight composite materials that are redefining aerospace manufacturing and enabling the development of next-generation aircraft. We also work to improve efficiency and cost savings. We collaborated with one customer to develop a package of customized tools for a process on the manufacture of a commercial airliner. Our innovations cut their processing time by 66 percent and enabled them to realize $1 million in annual savings from this single process.



# OIL AND GAS

Oil and gas companies drill significant distances through some of the most impenetrable and corrosive materials on the planet. Kennametal's high-endurance drilling products not only enable our customers to meet these challenges, they have also helped to set world records for both drilling speed and distance for seven consecutive years. Our innovations also spur other meaningful productivity improvements. For example, our introduction of radial bearings coated with Conforma Clad® wear protection has yielded a 900 percent improvement in bearing drilling cycle times, generating an estimated annual cost savings of $150 million for our largest oil and gas customers.





THOUSANDS OF FEET BENEATH THE EARTH'S SURFACE LIE SOME OF THE HARDEST SUBSTANCES KNOWN TO MAN. KENNAMETAL IS THE **PARTNER OF CHOICE** FOR MORE THAN AROUND THE WORLD WHO NEED TO CUT THROUGH.





# MANUFACTURERS IN EVERY MAJOR GLOBAL INDUSTRY – FROM HYDRAULIC PUMPS AND HIP REPLACEMENTS TO BULLDOZERS AND BATTLESHIPS – RELY ON KENNAMETAL SOLUTIONS TO DEVELOP THEIR PRODUCTS.



# GENERAL ENGINEERING

Our active customer base spans approximately 28,000 companies who approach us with thousands of requests for parts, components and services each day. We supply an enormous spectrum of solutions, including indexable carbide drill tips used in the development of off-road construction equipment; anvils, dies, and punches for producing polycrystalline diamonds and diamond tools; plungers to pelletize plastics; tungsten carbide tiles for body armor; saw tips for commercial woodcutting; and mixing paddles for the food industry, to name just a few. Regardless of the application, every Kennametal product gives our customers a competitive edge that translates to lower production costs, greater efficiencies and high-performance end products.





Kennametal is the world leader in the $1 billion global market for the supply of consumable tools for surface and underground mining applications, and we count all of the world's more than 600 mining companies as our customers. When we saw an opportunity for one of our surface mining customers to expedite the time it took to change one of their tools, we developed a hammerless system that cut their downtime for this application from eight hours to eighty minutes. We have since developed a full line of patented hammerless tools under the KennaLOK™ brand.

# MINING



EIGHT HOURS OF DOWNTIME CAN MEAN THOUSANDS OF DOLLARS DOWN THE HOLE.

ENABLE MINING CREWS TO **MINIMIZE AND EXPEDITE TOOL CHANGE-OUTS** SO EVERY SECOND COUNTS.





FROM TWO-WHEELERS TO EIGHTEEN-WHEELERS AND EVERYTHING IN BETWEEN, KENNAMETAL PROVIDES **CONSUMABLE PRODUCTS AND SERVICES** THAT ENABLE THE PRODUCTION OF AN ESTIMATED 75 MILLION VEHICLES A YEAR.






Kennametal is a driving force in every segment of the transportation industry, from the rapidly growing market for three-wheelers in India, to the robust diesel engine market in Europe, to the strong heavy truck market in the United States. Regardless of the mode of transportation our customers develop, Kennametal products enable them to increase productivity and profitability, and to produce vehicles that reduce emissions, conserve fuel and set new performance standards. In 2005, we showcased this by developing new tools for crankshaft and aluminum machining that helped a key customer to generate double-digit productivity improvements.

# KENNAMETAL INC. 2005

## MSSG METALWORKING SOLUTIONS & SERVICES GROUP

Our Metalworking Solutions & Services Group develops tools, tooling systems and accessories for manufacturers who need to cut and shape metal parts, including those in the automotive, aerospace, heavy off-road equipment, energy, medical, bearing, machine tool and general engineering industries. With either the number one or number two leadership position in every market we serve, we hold approximately 18-20 percent of the global market and generate more than $1.3 billion in annual sales.

## AMSG ADVANCED MATERIALS SOLUTIONS GROUP

Our Advanced Materials Solutions Group uses next-generation materials to innovate impact-resistant, wear-resistant and corrosion-resistant components for applications that do not involve metalcutting. These applications encompass underground and surface mining, oil and gas exploration, construction equipment, printed circuit board manufacturing, and a vast range of general manufacturing industries. With sales of more than $500 million annually, we hold a global market share of more than 15 percent, and we rank as the number one or number two provider in almost every market we serve.

## J&L J&L INDUSTRIAL SUPPLY

J&L Industrial Supply is the largest specialty distributor of metalcutting and finishing supplies in the United States and the United Kingdom. J&L supplies metalworking manufacturers with more than 130,000 products, including cutting tools, abrasives, hand and power tools, precision measuring tools, and work and tool holding products. J&L also provides full technical support on all of the tools we supply, and we offer value-added services that enable our customers to optimize their supply chain functions and fine-tune their manufacturing processes.

**Sales**



| | |
|---|---|
| MSSG | 60% |
| AMSG | 24% |
| J&L | 11% |
| FSS (Divested) | 5% |

**Operating Income**



| | |
|---|---|
| MSSG | 64% |
| AMSG | 28% |
| J&L | 9% |
| FSS (Divested) | (1%) |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

***FOR THE FISCAL YEAR ENDED JUNE 30, 2005***

Commission File Number 1-5318

## *KENNAMETAL INC.*

(Exact name of registrant as specified in its charter)

| **Pennsylvania** | **25-0900168** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**World Headquarters**
**1600 Technology Way**
**P.O. Box 231**
**Latrobe, Pennsylvania 15650-0231**
(Address of principal executive offices)

Registrant's telephone number, including area code: **724-539-5000**

Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class** | **Name of each exchange on which registered** |
|---|---|
| Capital Stock, par value $1.25 per share | New York Stock Exchange |
| Preferred Stock Purchase Rights | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined by Rule 12b-2 of the Exchange Act). YES [X] NO [ ]

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). YES [ ] NO [X]

As of December 31, 2004, the aggregate market value of the registrant's Capital Stock held by non-affiliates of the registrant, estimated solely for the purposes of this Form 10-K, was approximately $1,514,800,000. For purposes of the foregoing calculation only, all directors and executive officers of the registrant and each person who may be deemed to own beneficially more than 5% of the registrant's Capital Stock have been deemed affiliates.

As of August 31, 2005, there were 38,388,400 shares of the Registrant's Capital Stock outstanding.

### *Documents Incorporated by Reference*

Portions of the Proxy Statement for the 2005 Annual Meeting of Shareowners are incorporated by reference into Parts II, III and IV.

# TABLE OF CONTENTS


| Item No. | | Page |
|---|---|---|
| ***Part I*** | | |
| 1. | Business | 20 |
| 2. | Properties | 25 |
| 3. | Legal Proceedings | 26 |
| 4. | Submission of Matters to a Vote of Security Holders | 26 |
| ***Part II*** | | |
| 5. | Market for the Registrant's Common Equity, Related Shareowner Matters, and Purchases of Equity Securities | 27 |
| 6. | Selected Financial Data | 28 |
| 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 30 |
| 7A. | Quantitative and Qualitative Disclosures About Market Risk | 42 |
| 8. | Financial Statements and Supplementary Data | 44 |
| 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 79 |
| 9A. | Controls and Procedures | 79 |
| 9B. | Other Information | 79 |
| ***Part III*** | | |
| 10. | Directors and Executive Officers of the Registrant | 80 |
| 11. | Executive Compensation | 83 |
| 12. | Security Ownership of Certain Beneficial Owners and Management and Related Shareowner Matters | 83 |
| 13. | Certain Relationships and Related Transactions | 83 |
| 14. | Principal Accounting Fees and Services | 83 |
| ***Part IV*** | | |
| 15. | Exhibits and Financial Statement Schedules | 84 |
| | Signatures | 89 |

## FORWARD-LOOKING INFORMATION

This Form 10-K contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should," "anticipate," "estimate," "approximate," "expect," "may," "will," "project," "intend," "plan," "believe" and other words of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements are likely to relate to, among other things, our goals, plans and projections regarding our financial position, results of operations, cash flows, raw material costs and availability, market position and product development, which are based on current expectations that involve inherent risks and uncertainties, including factors that could delay, divert or change any of them in the next several years. Although it is not possible to predict or identify all factors, they may include the following: global economic conditions; future terrorist attacks; epidemics; risks associated with integrating and divesting businesses and achieving the expected savings and synergies; demands on management resources; risks associated with international markets such as currency exchange rates and social and political environments; competition; labor relations; commodity prices; demand for and market acceptance of new and existing products; and risks associated with the implementation of restructuring plans and environmental remediation matters. We can give no assurance that any goal or plan set forth in forward-looking statements can be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

# PART I

## ITEM 1 – BUSINESS

**OVERVIEW** Kennametal Inc. was incorporated in Pennsylvania in 1943. We are a leading global supplier of tooling, engineered components and advanced materials consumed in production processes. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries. Our end users' products include items ranging from airframes to coal, medical implants to oil wells and turbochargers to motorcycle parts.

We specialize in developing and manufacturing metalworking tools and wear-resistant parts using a specialized type of powder metallurgy. Our metalworking tools are made of cemented tungsten carbides, ceramics, cermets, high-speed steel and other hard materials. We also manufacture and market a complete line of toolholders, toolholding systems and rotary cutting tools by machining and fabricating steel bars and other metal alloys. We are one of the largest suppliers of metalworking consumables and related products in the United States and Europe. We also manufacture tungsten carbide products used in engineered applications, mining and highway construction and other similar applications, including circuit board drills, compacts and metallurgical powders.

Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30.

**BUSINESS SEGMENT REVIEW** We previously operated four global business units consisting of Metalworking Solutions & Services Group (MSSG), Advanced Materials Solutions Group (AMSG), J&L Industrial Supply (J&L) and Full Service Supply (FSS). During fiscal 2005, we divested our FSS segment. (See Note 3.) Segment selection is based upon internal organizational structure, the manner in which we organize segments for making operating decisions and assessing performance, the availability of separate financial results and materiality considerations. Sales and operating income by segment are presented in Management's Discussion and Analysis set forth in Item 7 of this annual report on Form 10-K and Note 18 "Segment Data" of our consolidated financial statements set forth in Item 8 of this annual report on Form 10-K.

**METALWORKING SOLUTIONS & SERVICES GROUP** In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high-speed steel and other hard materials. We also provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness.

During a metalworking operation, the toolholder is positioned in a machine that provides the turning power. While the workpiece or toolholder is rapidly rotating, the cutting tool insert or drill contacts the workpiece and cuts or shapes the workpiece. The cutting tool insert or drill is consumed during use and must be replaced periodically.

We serve a wide variety of industries that cut and shape metal parts, including manufacturers of automobiles, trucks, aerospace components, farm equipment, oil and gas drilling and processing equipment, railroad, marine and power generation equipment, machinery, appliances, factory equipment and metal components, as well as job shops and maintenance operations. We deliver our products to customers through a direct field sales force, distribution, integrated supply programs, mail order and e-business. With a global marketing organization and operations worldwide, we believe we are the second largest global provider of consumable metalcutting tools and supplies.

**ADVANCED MATERIALS SOLUTIONS GROUP** In the AMSG segment, the principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction, engineered applications requiring wear and corrosion resistance, including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. Additionally, we manufacture and market engineered components with a proprietary metal cladding technology. These products include radial bearings used for directional drilling for oil and gas, extruder barrels used by plastics manufacturers and food processors, and numerous other engineered components to service a wide variety of industrial markets. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products, and we provide application-specific component design services and on-site application support services. Lastly, we provide our customers with engineered component process technology and materials, which focus on component deburring, polishing and producing controlled radii.

Our mining and construction tools are fabricated from steel parts and tipped with cemented carbide. Mining tools, used primarily in the coal industry, include longwall shearer and continuous miner drums, blocks, conical bits, drills, pinning rods, augers and a wide range of mining tool accessories. Highway construction cutting tools include carbide-tipped bits for ditching, trenching and road planing, grader blades for site preparation and routine roadbed control and snowplow blades and shoes for winter road plowing. We produce these products for mine operators and suppliers, highway construction companies, municipal governments and manufacturers of mining equipment. We believe we are the worldwide market leader in mining and highway construction tooling.

Our customers use engineered products in manufacturing or other operations where extremes of abrasion, corrosion or impact require combinations of hardness or other toughness afforded by cemented tungsten carbides or other hard materials. We sell these products through a direct field sales force and distribution. We believe we are the largest independent supplier of oil field compacts in the world. Compacts are the cutting edge of oil well drilling bits, which are commonly referred to as "rock bits."

**J&L INDUSTRIAL SUPPLY** In this segment, we provide metalworking consumables, related products and related technical and supply chain-related productivity services to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sales flyers, telemarketing, the Internet and field sales. J&L distributes a broad range of metalcutting tools, abrasives, drills, machine tool accessories, precision measuring tools, gages, hand tools and other supplies used in metalcutting operations. The majority of industrial supplies distributed by J&L are purchased from other manufacturers, although the product offering does include Kennametal-manufactured items.

**FULL SERVICE SUPPLY** During fiscal 2005, we divested our FSS segment. FSS provided metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offered integrated supply programs that provided inventory management systems and just-in-time availability as well as programs that focused on total cost savings.

**INTERNATIONAL OPERATIONS** Our international operations are subject to the usual risks of doing business in those countries, including foreign currency exchange fluctuations and changes in social, political and economic environments. Our principal international operations in the MSSG and AMSG segments are conducted in Western Europe, Canada, the Asia Pacific region, China, South Africa and Mexico. In addition, we have manufacturing and/or distribution in Israel and South America, and sales agents and distributors in Eastern Europe and other areas of the world. Our Western European operations are integral to our U.S. operations; however, the diversification of our overall operations tends to minimize the impact of changes in demand in any one particular geographic area on total sales and earnings.

Our international assets and sales are presented under Note 18 "Segment Data" of our consolidated financial statements set forth in Item 8 of this annual report on Form 10-K. Information pertaining to the effects of foreign exchange risk is contained under the caption "Quantitative and Qualitative Disclosure About Market Risk" in Management's Discussion and Analysis set forth in Item 7 of this annual report on Form 10-K.

**BUSINESS DEVELOPMENTS** Effective May 1, 2005, we divested our FSS segment for a selling price of $39.3 million, subject to post-closing adjustment. The results of operations of FSS are reported in our continuing operations through the date of divestiture (see Note 3).

Effective March 1, 2005, the Company acquired Extrude Hone Corporation (Extrude Hone) for approximately $134.1 million, subject to post-closing adjustment. This purchase price includes the actual purchase price of $143.8 million, plus direct acquisition costs of $0.9 million, less $10.6 million of acquired cash. Extrude Hone supplies market-leading engineered component process technology to customers in a variety of industries around the world. This process technology focuses on component deburring, polishing and producing controlled radii. We financed the acquisition with borrowings under our 2004 Credit Agreement. Extrude Hone's operating results have been included in our consolidated results since March 1, 2005 and are included in the AMSG segment (see Notes 3 and 18).

We continue to evaluate new opportunities that allow for the expansion of existing product lines into new market areas, either directly or indirectly through joint ventures, where appropriate.

**MARKETING AND DISTRIBUTION** We sell our manufactured products through the following distinct sales channels: (i) a direct sales force; (ii) integrated supply; (iii) mail-order catalogs; (iv) a network of independent distributors and sales agents in the United States and certain international markets; and (v) the Internet. Service engineers and technicians directly assist customers with product design, selection and application.

We market our products under various trademarks and tradenames, such as Kennametal*, the letter K combined with other identifying letters and/or numbers*, Block Style K*, Kendex*, Kenloc*, KennaLOK*, KennaMAX*, JLK*, J&L*, Kennametal Hertel*, Hertel*, KM Micro*, Widia*, Heinlein*, Widma*, Ecogrind*, Top Notch*, Erickson*, Kyon*, KM*, Drill-Fix*, Fix-Perfect*, Disston*, Chicago-Latrobe*, Greenfield*, RTW*, Cleveland*, Conforma Clad* and Extrude Hone*. We also sell products to customers who resell such products under the customers' names or private labels.

**RAW MATERIALS AND SUPPLIES** Major metallurgical raw materials consist of ore concentrates, compounds and secondary materials containing tungsten, tantalum, titanium, niobium and cobalt. Although adequate supply of these raw materials currently exists, our major sources for raw materials are located abroad and prices fluctuate at times. In the near term, raw material prices, particularly tungsten, are expected to rise significantly above the average fiscal 2005 levels. The Company has entered into extended raw material supply agreements and has implemented and will continue to implement product price increases as deemed necessary to mitigate these rising costs. For these reasons, we exercise great care in the selection, the purchase and managing availability of raw materials. We also purchase steel bars and forgings for making toolholders, high-speed steel and other tool parts, rotary cutting tools and accessories. We obtain products purchased for use in manufacturing processes and for resale from thousands of suppliers located in the United States and abroad.

**RESEARCH AND DEVELOPMENT** Our product development efforts focus on providing solutions to our customers' manufacturing problems and productivity requirements. Our Achieving a Competitive Edge (ACE) Program provides discipline and focus for the product development process by establishing "gateways," or sequential tests, during the development process to remove inefficiencies and accelerate improvements. ACE speeds and streamlines development into a series of actions and decision points, combining efforts and resources to produce new and enhanced products faster. ACE is designed to assure a strong link between customer needs and corporate strategy and to enable us to gain full benefit from our investment in new product development.

Research and development expenses included in operating expense totaled $23.8 million, $22.3 million and $23.6 million in 2005, 2004 and 2003, respectively. We hold a number of patents, which, in the aggregate, are material to the operation of our businesses.

**SEASONALITY** Our business is not materially affected by seasonal variations. However, to varying degrees, traditional summer vacation shutdowns of metalworking customers' plants and holiday shutdowns often affect our sales levels during the first and second quarters of our fiscal year.

**BACKLOG** Our backlog of orders generally is not significant to our operations.

**COMPETITION** We are one of the world's leading producers of cemented carbide products and high-speed steel tools, and we maintain a strong competitive position in all major markets worldwide. We actively compete in the sale of all our products with approximately 40 companies engaged in the cemented tungsten carbide business in the United States and many more outside the United States. Several of our competitors are divisions of larger corporations. In addition, several hundred fabricators and toolmakers, many of which operate out of relatively small shops, produce tools similar to ours and buy the cemented tungsten carbide components for such tools from cemented tungsten carbide producers, including us. Major competition exists from both U.S. and internationally-based concerns. In addition, we compete with thousands of industrial supply distributors.

** Trademark owned by Kennametal Inc. or a subsidiary of Kennametal Inc.*

The principal elements of competition in our businesses are service, product innovation, quality, availability and price. We believe that our competitive strength rests on our customer service capabilities, including multiple distribution channels, our global presence, state-of-the-art manufacturing capabilities, ability to develop solutions to address customer needs through new and improved tools and the consistent high quality of our products. Based upon our strengths, we are able to sell products based on the value added to the customer rather than strictly on competitive prices.

**REGULATION** We are not currently party to any material legal proceedings; however, we are periodically subject to legal proceedings and claims that arise in the ordinary course of our business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, or if protracted litigation were to ensue, the impact could be material to the Company.

Compliance with government laws and regulations pertaining to the discharge of materials or pollutants into the environment or otherwise relating to the protection of the environment did not have a material effect on our capital expenditures or competitive position for the years covered by this report, nor is such compliance expected to have a material effect in the future.

We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve with respect to our involvement in these matters. This reserve represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions, and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred. At June 30, 2005, we had an accrual of $2.7 million recorded relative to this environmental issue.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs, and the involvement of and direction taken by the government on these matters.

Additionally, we also maintain reserves for other potential environmental issues associated with our domestic operations and a location operated by our German subsidiary. At June 30, 2005, the total of these accruals was $0.9 million, which represents anticipated costs associated with the remediation of these issues. Cash payments of $0.1 million were made against this reserve during the year.

As a result of the Widia acquisition, we previously established an environmental reserve used for environmental cleanup and remediation activities at several Widia manufacturing locations. This liability represents our estimate of future obligations based on our evaluations and discussions with independent consultants and the current facts and circumstances related to these matters. At June 30, 2005, we had an accrual of $5.0 million recorded relative to these environmental exposures. Cash payments of $0.6 million were made against this reserve during 2005. We have also recorded unfavorable foreign currency translation adjustments of $0.1 million during 2005.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at all of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies" (SFAS 5).

**EMPLOYEES** We employed approximately 14,000 persons at June 30, 2005, of which approximately 7,000 were located in the United States and 7,000 in other parts of the world, principally Europe, India and Asia Pacific. At June 30, 2005, approximately 3,300 of the above employees were represented by labor unions. We consider our labor relations to be generally good.

**EXECUTIVE OFFICERS OF THE REGISTRANT** Incorporated by reference into this Part I is the information set forth in Part III, Item 10 under the caption "Officers of the Registrant" (included herein pursuant to Item 401 (b) of Regulation S-K).

**AVAILABLE INFORMATION** Our Internet address is www.kennametal.com. On our Investor Relations page on our Web site, we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our Investor Relations Web page, which also includes Forms 3, 4 and 5 filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, are available to be viewed on this page free of charge. On our Corporate Governance page of our Web site, we post the following charters and guidelines: Audit Committee Charter, Compensation Committee Charter, Nominating/Corporate Governance Committee Charter, Kennametal Inc. Corporate Governance Guidelines, Code of Business Ethics and Conduct and Stock Ownership Guidelines. All such charters and guidelines on our Corporate Governance Web page are available to be viewed on this page free of charge. Information contained on our Web site is not part of this annual report on Form 10-K or our other filings with the Securities and Exchange Commission. We assume no obligation to update or revise any forward-looking statements in this annual report on Form 10-K, whether as a result of new information, future events or otherwise. A copy of this annual report on Form 10-K and those items disclosed on our Corporate Governance Web page are available without charge upon written request to: Investor Relations, Quynh McGuire, Kennametal Inc., 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania, 15650-0231.

## ITEM 2 – PROPERTIES

Our principal executive offices are located at 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania, 15650. A summary of our principal manufacturing facilities and other materially important properties is as follows:

| *Location* | *Owned / Leased* | *Principal Products* | *Segment* |
|---|---|---|---|
| ***United States:*** | | | |
| Bentonville, Arkansas | Owned | Carbide Round Tools | MSSG/AMSG |
| Rogers, Arkansas | Owned | Carbide Products | AMSG |
| Placentia, California | Leased | Wear Parts | AMSG |
| Evans, Georgia | Owned | High-Speed Steel Drills | MSSG |
| Rockford, Illinois | Owned | Indexable Tooling | MSSG |
| New Albany, Indiana | Leased | High Wear Coating for Steel Parts | AMSG |
| Greenfield, Massachusetts | Owned | High-Speed Steel Taps | MSSG |
| South Deerfield, Massachusetts | Leased | High-Speed Steel Drills and Saw Blades | MSSG |
| Woburn, Massachusetts | Leased | Abrasive Flow Machining | AMSG |
| Livonia, Michigan | Leased | Distribution | J&L |
| Madison Heights, Michigan | Leased | Thermal Energy and Electrolytic Machining | AMSG |
| Shelby Township, Michigan | Leased | Thermal Deburring and High Energy Finishing | AMSG |
| Traverse City, Michigan | Owned | Wear Parts | AMSG |
| Fallon, Nevada | Owned | Metallurgical Powders | MSSG/AMSG |
| Asheboro, North Carolina | Owned | High-Speed Steel and Carbide Round Tools | MSSG |
| Henderson, North Carolina | Owned | Metallurgical Powders | MSSG |
| Roanoke Rapids, North Carolina | Owned | Metalworking Inserts | MSSG |
| Cleveland, Ohio | Leased | Distribution | MSSG |
| Orwell, Ohio | Owned | Metalworking Inserts | MSSG |
| Solon, Ohio | Owned | Metalworking Toolholders | MSSG |
| Bedford, Pennsylvania | Owned | Mining and Construction Tools and Wear Parts | AMSG |
| Irwin, Pennsylvania | Owned | Carbide Wear Parts | AMSG |
| Irwin, Pennsylvania | Leased | Abrasive Flow Machining | AMSG |
| Latrobe, Pennsylvania | Owned | Metallurgical Powders, Wear Parts and Carbide Drills | MSSG/AMSG |
| Clemson, South Carolina | Owned | High-Speed Steel Drills | MSSG |
| Johnson City, Tennessee | Owned | Metalworking Inserts | MSSG |
| Lyndonville, Vermont | Owned | High-Speed Steel Taps | MSSG |
| Chilhowie, Virginia | Owned | Mining and Construction Tools and Wear Parts | AMSG |
| New Market, Virginia | Owned | Metalworking Toolholders | MSSG |
| ***International:*** | | | |
| Mississauga, Canada | Leased | Saw Blades and Special Tools | MSSG |
| Victoria, Canada | Owned | Wear Parts | AMSG |
| Pudong, China | Owned | Metalworking Inserts and Circuit Board Drills | MSSG/AMSG |
| Xuzhou, China | Owned | Mining Tools | AMSG |

| *Location* | *Owned / Leased* | *Principal Products* | *Segment* |
|---|---|---|---|
| Kingswinford, England | Leased | Metalworking Toolholders | MSSG |
| Sheffield, England | Leased | High-Speed Steel Drills | MSSG |
| Wednesbury, England | Leased | Distribution | J&L |
| Bordeaux, France | Leased | Metalworking Cutting Tools | MSSG |
| Boutheon Cedex, France | Owned | Metalworking Inserts | MSSG |
| Ebermannstadt, Germany | Owned | Metalworking Inserts | MSSG |
| Essen, Germany | Owned | Metallurgical Powders and Wear Parts | MSSG |
| Koenigsee, Germany | Leased | Carbide and High-Speed Steel Drills | MSSG |
| Lichtenau, Germany | Owned | Metalworking Toolholders | MSSG |
| Lorch, Germany | Leased | Circuit Board Drills | AMSG |
| Mistelgau, Germany | Owned | Metallurgical Powders, Metalworking Inserts and Wear Parts | MSSG/AMSG |
| Nabburg, Germany | Owned | Metalworking Toolholders | MSSG |
| Nabburg, Germany | Owned | Metalworking Round Tools, Drills and Mills | MSSG |
| Nuenkirchen, Germany | Owned | Distribution | MSSG |
| Vohenstrauss, Germany | Owned | Metalworking Carbide Drills | MSSG |
| Bangalore, India | Owned | Metalworking Inserts and Toolholders and Wear Parts | MSSG/AMSG |
| Shlomi, Israel | Owned | High-Speed Steel and Carbide Round Tools | MSSG |
| Milan, Italy | Owned | Metalworking Cutting Tools | MSSG |
| Pachuca, Mexico | Owned | High-Speed Steel Drills | MSSG |
| Arnhem, Netherlands | Owned | Wear Products | AMSG |
| Hardenberg, Netherlands | Owned | Wear Products | AMSG |
| Vitoria, Spain | Leased | Metalworking Carbide Round Tools | MSSG |

We also have a network of warehouses and customer service centers located throughout North America, Western Europe, India, Asia, Latin America and Australia, a significant portion of which are leased. The majority of our research and development efforts are conducted in a corporate technology center located adjacent to the world headquarters in Latrobe, Pennsylvania, and in Rogers, Arkansas; Fuerth, Germany and Essen, Germany.

We use all significant properties in the business of powder metallurgy, tools, tooling systems and industrial supply. Our production capacity is adequate for our present needs. We believe that our properties have been adequately maintained, generally are in good condition and are suitable for our business as presently conducted.

## ITEM 3 – LEGAL PROCEEDINGS

This information is set forth in Part I herein under the caption "Regulation." There are no material pending legal proceedings to which Kennametal or any of our subsidiaries is a party or of which any of our property is the subject. We are however periodically subject to legal proceedings and claims that arise in the ordinary course of our business.

## ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2005, there were no matters submitted to a vote of security holders through the solicitation of proxies or otherwise.

## PART II

## ITEM 5 – MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREOWNER MATTERS, AND PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange (symbol KMT). The number of shareowners of record as of August 31, 2005 was 3,407. Stock price ranges and dividends declared and paid were as follows:

| Quarter ended | Sep. 30 | Dec. 31 | Mar. 31 | Jun. 30 |
|---|---|---|---|---|
| **Fiscal 2005** | | | | |
| High | $ 45.92 | $ 52.71 | $ 50.95 | $ 48.05 |
| Low | 40.34 | 44.32 | 45.70 | 42.61 |
| Dividends | 0.17 | 0.17 | 0.17 | 0.17 |
| **Fiscal 2004** | | | | |
| High | $ 40.46 | $ 40.92 | $ 44.37 | $ 46.20 |
| Low | 32.85 | 36.60 | 38.28 | 40.24 |
| Dividends | 0.17 | 0.17 | 0.17 | 0.17 |

The Board of Directors approved a $0.02 per share increase in the quarterly cash dividend to $0.19 per share in the first quarter of 2006.

The information incorporated by reference in Item 12 of this annual report on Form 10-K from the Company's 2005 Proxy Statement under the heading "Compensation Plans – Equity Compensation Plan Information" is hereby incorporated by reference into this Item 5.

### ISSUER PURCHASES OF EQUITY SECURITIES

| Period | (a) Total Number of Shares Purchased (1) | (b) Average Price Paid per Share | (c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2) | (d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| April 1 through April 30, 2005 | 4,581 | $ 44.63 | N/A | 1.8 million |
| May 1 through May 31, 2005 | 297 | $ 43.93 | N/A | 1.8 million |
| June 1 through June 30, 2005 | 1,034 | $ 44.97 | N/A | 1.8 million |
| Total: | 5,912 | $ 44.66 | N/A | 1.8 million |

*(1) 5,745 shares of restricted stock were delivered by employees to Kennametal, upon vesting, to satisfy tax withholding requirements. 167 shares of stock were delivered to Kennametal by employees as payment for the exercise price of stock options.*

*(2) Under a share repurchase program most recently reaffirmed by Kennametal's Board of Directors on July 25, 2005, and implemented effective July 1997, Kennametal is authorized to repurchase up to 1.8 million shares of its common stock. The repurchase program does not have a specified expiration date.*

## ITEM 6 – SELECTED FINANCIAL DATA

| (in thousands, except per share data) | | | 2005 |
|---|---|---|---|
| **Operating Results** | | | |
| Sales | | $ | 2,304,167 |
| Cost of goods sold | | | 1,513,634 |
| Operating expense | | | 574,495 |
| Interest expense | | | 27,277 |
| Restructuring and asset impairment charges | (1) | | 4,707 |
| Income taxes | | | 61,394 |
| Accounting changes, net of tax | (2) | | – |
| Net income (loss) | | | 119,291 |
| **Financial Position** | | | |
| Working capital | | $ | 402,404 |
| Inventories | | | 386,674 |
| Property, plant and equipment, net | | | 519,301 |
| Total assets | | | 2,092,337 |
| Long-term debt, including capital leases | | | 386,485 |
| Total debt, including capital leases and notes payable | | | 437,374 |
| Total shareowners' equity | (3) | | 972,862 |
| **Per Share Data** | | | |
| Basic earnings (loss) before cumulative effect of change in accounting principles | | $ | 3.23 |
| Cumulative effect of change in accounting principles | | | – |
| Basic earnings (loss) | | | 3.23 |
| Diluted earnings (loss) before cumulative effect of change in accounting principles | | | 3.13 |
| Cumulative effect of change in accounting principles | | | – |
| Diluted earnings (loss) | | | 3.13 |
| Dividends | | | 0.68 |
| Book value (at June 30) | | | 25.52 |
| Market price (at June 30) | | | 45.85 |
| **Other Data** | | | |
| Capital expenditures | | $ | 88,552 |
| Number of employees (at June 30) | | | 13,970 |
| Average sales per employee | | $ | 166 |
| Basic weighted average shares outstanding | (3) | | 36,924 |
| Diluted weighted average shares outstanding | (3) | | 38,056 |
| **Key Ratios** | | | |
| Sales growth | | | 16.9% |
| Gross profit margin | | | 34.3 |
| Operating profit margin | | | 9.0 |

**Notes**

[1] *In 2005, restructuring and asset impairment charges related to a FSS goodwill impairment charge.*

*In 2004, restructuring and asset impairment charges related primarily to the Kennametal Integration Restructuring Program and the 2003 Facility Consolidation Program.*

*In 2003, restructuring and asset impairment charges related to the 2003 Workforce Restructuring Program, Kennametal Integration Restructuring Program, Electronics impairment and the 2003 Facility Consolidation Program.*

*In 2002, restructuring and asset impairment charges related primarily to the MSSG facility rationalizations and employee severance, J&L business improvement program, electronics facility rationalization and FSS business improvement program and other operational improvement programs.*

| 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|
| $ 1,971,441 | $ 1,758,957 | $ 1,583,742 | $ 1,807,896 |
| 1,318,074 | 1,190,053 | 1,072,918 | 1,192,176 |
| 512,621 | 464,861 | 389,396 | 425,641 |
| 25,884 | 36,166 | 32,627 | 50,381 |
| 3,670 | 31,954 | 27,307 | 9,545 |
| 35,500 | 14,300 | 18,900 | 37,300 |
| – | – | 250,406 | 599 |
| 73,578 | 18,130 | (211,908) | 53,288 |
| $ 310,418 | $ 437,344 | $ 375,284 | $ 386,711 |
| 388,077 | 389,613 | 345,076 | 373,221 |
| 484,475 | 489,828 | 435,116 | 472,874 |
| 1,938,663 | 1,822,548 | 1,523,611 | 1,825,442 |
| 313,400 | 514,842 | 387,887 | 582,585 |
| 440,207 | 525,687 | 411,367 | 607,115 |
| 887,152 | 721,577 | 713,962 | 796,769 |
| $ 2.06 | $ 0.52 | $ 1.24 | $ 1.76 |
| – | – | (8.04) | (0.02) |
| 2.06 | 0.52 | (6.80) | 1.74 |
| 2.02 | 0.51 | 1.22 | 1.75 |
| – | – | (7.92) | (0.02) |
| 2.02 | 0.51 | (6.70) | 1.73 |
| 0.68 | 0.68 | 0.68 | 0.68 |
| 24.22 | 20.34 | 20.51 | 25.84 |
| 45.80 | 33.84 | 36.60 | 36.90 |
| $ 56,962 | $ 49,413 | $ 44,040 | $ 59,929 |
| 13,700 | 13,970 | 11,660 | 12,570 |
| $ 144 | $ 131 | $ 131 | $ 139 |
| 35,704 | 35,202 | 31,169 | 30,560 |
| 36,473 | 35,479 | 31,627 | 30,749 |
| 12.1% | 11.1% | (12.4)% | (3.1)% |
| 33.1 | 32.3 | 32.3 | 34.1 |
| 6.8 | 3.9 | 5.8 | 8.7 |

*In 2001, restructuring and asset impairment charges related primarily to the J&L business improvement program, core business resize program and FSS business improvement program and other operational improvement programs.*

[2] *Accounting changes in 2002 reflect the charge related to goodwill impairment recorded as a result of the adoption of SFAS No. 142. In 2001, this charge reflects the change in the method of accounting for derivative financial instruments.*

[3] *In 2002, we issued 3.5 million shares of capital stock for net proceeds of $120.6 million.*

## ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**RESULTS OF OPERATIONS** The following discussion should be read in connection with the consolidated financial statements of Kennametal Inc. and the related footnotes. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. Additionally, when used in this annual report on Form 10-K, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

**BUSINESS OVERVIEW** We are a leading global supplier of tooling, engineered components and advanced materials consumed in production processes. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries. Our end users' products include items ranging from airframes to coal, medical implants to oil wells and turbochargers to motorcycle parts.

**EXECUTIVE OVERVIEW** Sales for the year ended June 30, 2005 were $2,304.2 million, an increase of $332.8 million, or 16.9 percent, from $1,971.4 million in the prior year. Gross profit for the year ended June 30, 2005 increased $137.1 million, or 21.0 percent, from $653.4 million in the prior year to $790.5 million. Net income for the year ended June 30, 2005 was $119.3 million, or $3.13 per diluted share, compared to $73.6 million, or $2.02 per diluted share for the year ended June 30, 2004. Earnings benefited from continued market growth, new product introduction, the effect of acquisitions, better pricing, increased capacity utilization, operating efficiencies and favorable foreign currency effects. These benefits were partially offset by increased raw material costs, a higher effective tax rate, increased employment costs and professional fees related to compliance with section 404 of the Sarbanes-Oxley Act of 2002. Foreign currency exchange rate fluctuations have materially impacted earnings in the past two years and may impact future earnings in the short term and long term.

**SALES** Sales of $2,304.2 million in 2005 increased 16.9 percent, versus $1,971.4 million in 2004. The increase in sales is primarily attributed to organic sales growth of $254.5 million, favorable foreign currency effects of $58.6 million and incremental sales due to acquisitions of $45.6 million offset by decreased sales due to the FSS divestiture of $26.0 million. The increase in organic sales is primarily attributed to new product introduction, further penetration in several markets, particularly in North America, Asia, India and Latin America and continued economic expansion in the manufacturing sector.

Sales of $1,971.4 million in 2004 increased 12.1 percent, versus $1,759.0 million in 2003. The increase in sales was primarily attributed to organic sales growth of $92.0 million, favorable foreign currency effects of $83.8 million and incremental sales due to acquisitions of $40.0 million. The increase in organic sales was partly due to the economic recovery of the North American markets, which benefited the manufacturing sector. In addition, India, China and Latin America proved to be stronger markets in 2004 compared to 2003. The introduction of a number of new products by MSSG and AMSG also added to the increase in organic sales for 2004.

**GROSS PROFIT** Gross profit increased $137.1 million to $790.5 million in 2005 from $653.4 million in 2004. The improvement is primarily attributed to the effect of increased sales volume, which positively impacted gross profit by $104.4 million. Gross profit benefited from improved price realization, the effects of acquisitions, favorable foreign currency effects of $27.7 million, increased capacity utilization, the absence of prior year restructuring and integration charges of $3.0 million and a reduction in defined benefit plan expense of $2.9 million. Such benefits were partially offset by increased raw material costs of $46.1 million, increased freight costs of $8.5 million and increased defined contribution plan expense of $2.1 million.

The gross profit margin for 2005 increased 120 basis points to 34.3 percent from 33.1 percent in 2004. The gross profit margin benefited from improved price realization, the effects of acquisitions, favorable foreign currency effects of 30 basis points, the absence of restructuring charges of 20 basis points and a reduction in defined benefit plan expense of 10 basis points. These benefits were partially offset by raw material price increases of 200 basis points and increased freight charges of 20 basis points.

Gross profit increased $84.5 million to $653.4 million in 2004 from $568.9 million in 2003. The improvement was primarily attributed to the effect of increased sales volume, which positively impacted gross profit by $47.6 million, favorable foreign currency effects of $40.9 million, and $7.3 million due to improved production efficiencies. In addition, gross profit improved by $17.4 million as a result of a previously announced change in the estimated useful lives of existing Kennametal machinery and equipment, partially reduced by increased depreciation related to Widia fixed assets. These benefits were partially offset by $15.8 million in pricing pressures and unfavorable product mix shifts and $13.9 million in higher raw material costs.

The gross profit margin for 2004 increased 80 basis points to 33.1 percent from 32.3 percent in 2003. The gross profit margin benefited 60 basis points from favorable foreign currency effects and 170 basis points combined from efficiency initiatives, cost reductions and increased capacity utilization. These benefits were partially offset by pricing pressures and unfavorable product mix shifts of 70 basis points and higher raw material costs of 70 basis points.

**OPERATING EXPENSE** Operating expense in 2005 was $574.5 million, an increase of $61.9 million, or 12.1 percent, compared to $512.6 million in 2004. The increase in operating expense is primarily attributed to $6.8 million related to increased performance-based bonuses, $5.7 million related to increased defined contribution plan expense, $21.2 million related to increased other employment costs, unfavorable foreign currency effects of $13.4 million, a $3.8 million increase in professional fees related to compliance with section 404 of the Sarbanes-Oxley Act, a $7.3 million increase of other professional fees and $10.8 million related to acquisitions. These increases were partially offset by reductions in bad debt expense of $2.5 million and defined benefit plan expense of $1.9 million.

Operating expense in 2004 was $512.6 million, an increase of $47.7 million, or 10.3 percent, compared to $464.9 million in 2003. The increase in operating expense was primarily attributed to $23.3 million of unfavorable foreign currency effects, $14.2 million of increased employee benefit costs, a $2.8 million charge associated with the reorganization of our global marketing function and a charge of $1.8 million related to a receivable from a previous divestiture of a business.

**RESTRUCTURING AND ASSET IMPAIRMENT CHARGES** **Asset Impairment Charges** In 2005, we divested our FSS segment. We completed an impairment analysis in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), as the estimated selling price was below the fair value of the business absent the sale. We recorded a pretax impairment charge related to FSS goodwill of $4.7 million as a result of this analysis.

In 2004, we did not incur any impairment charges.

In June 2003, we completed an assessment of the carrying value of certain long-lived assets in the electronics business. As a result of this assessment, we recorded a pretax charge of $16.1 million as a component of restructuring and asset impairment charges. The charge was a result of price declines caused by persistent global overcapacity and low-cost Asia competition. The fixed asset impairment charge reduced the book value of the electronics business' assets to $2.6 million at June 30, 2003.

**Restructuring Charges** In 2005 and 2004, we did not initiate any new restructuring programs. No restructuring expense was recorded in 2005. The restructuring expense recorded in 2004 related to programs previously initiated.

**2003 Facility Consolidation Program** In June 2003, we approved a facility consolidation program, resulting in a total restructuring charge of $2.0 million: $0.3 million recorded in 2004 and $1.7 million recorded in 2003. The plan included the closure of two regional operating centers and the Framingham manufacturing facility and a workforce reduction. In conjunction with the program, we recorded an asset write-down in 2003 related to fixed assets that were disposed of as a result of the restructuring program. All actions pertain to the MSSG segment. Estimated cost savings related to this program have been approximately $1.5 million annually. We completed and paid all remaining costs associated with this program in 2005. Cash expenditures in 2005 were immaterial.

**2003 Workforce Restructuring Program** In October 2002, we announced a global salaried workforce reduction of approximately 5 percent. The program resulted in 2003 charges of $2.8 million for MSSG, $2.6 million for AMSG, $1.3 million for J&L, $0.1 million for FSS and $1.2 million for Corporate. Estimated cost savings related to this program were approximately $10.0 million in 2003. We completed and paid all remaining costs associated with this program in 2005. Cash expenditures in 2005 were immaterial.

**Widia Integration** We implemented two Widia acquisition-related integration programs described below (Kennametal Integration Restructuring Program and the Widia Integration Plan), which together resulted in a global headcount reduction of approximately 760 positions (385 in Europe and 375 in India) during 2003. We completed the integration plan in Europe and India and closed six sales offices, three manufacturing facilities, and closed or consolidated four warehouses. These programs were established to develop centers of excellence in functional areas and enable long-term growth and competitive advantages. Estimated cost savings related to these programs are approximately $30.0 million annually. All costs associated with the integration have been incurred, and the remaining cash payments for certain lease costs extend into 2006.

*Kennametal Integration Restructuring Program* This program includes employee severance costs associated with existing Kennametal facilities and resulted in total restructuring charges of $10.5 million: $3.5 million in 2004 and $7.0 million in 2003. We completed and paid all remaining costs associated with this program in 2005. Cash expenditures in 2005 were $0.6 million.

*Widia Integration Plan* This program included facility rationalizations and employee severance costs associated with acquired Widia facilities. Costs incurred under this plan were accounted for under EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." As a result, these costs were recorded as part of the Widia purchase price allocation. Total adjustments to goodwill of $31.6 million were recorded: $5.7 million in 2004 and $25.9 million in 2003. Cash expenditures related to this program of $8.9 million, $13.1 million and $9.1 million were made during 2005, 2004 and 2003, respectively. See Note 12.

**AMORTIZATION OF INTANGIBLES** Amortization expense increased $1.3 million to $3.5 million in 2005 from $2.2 million in 2004. The increase is primarily attributable to the Conforma Clad Inc. (Conforma Clad) and Extrude Hone acquisitions.

Amortization expense decreased $2.0 million to $2.2 million in 2004 from $4.2 million in 2003. The decrease is primarily attributable to a $1.2 million decrease for certain non-compete agreements being fully amortized in 2003.

**INTEREST EXPENSE** Interest expense was $27.3 million in 2005 compared with $25.9 million in 2004. The increase in interest expense is due to higher average borrowing rates in 2005. The weighted average domestic borrowing rate increased from 4.3 percent in 2004 to 4.7 percent in 2005. The portion of our debt subject to variable rates of interest remained stable at approximately 60 percent at June 30, 2005 and 2004.

Interest expense was $25.9 million in 2004 compared with $36.2 million in 2003. The decrease in interest expense was due to total debt, including capital leases and notes payable, declining from $525.7 million at June 30, 2003 to $440.2 million at June 30, 2004, and lower average borrowing rates. The weighted average domestic borrowing rate decreased from 5.2 percent in 2003 to 4.3 percent in 2004. In addition, the portion of our debt subject to variable rates of interest decreased from approximately 69 percent at June 30, 2003 to approximately 60 percent at June 30, 2004.

**OTHER INCOME, NET** In 2005, other income, net increased by $2.0 million to $3.7 million compared to $1.7 million in 2004. The increase is primarily attributable to favorable foreign currency effects of $5.8 million and an increase in interest income of $2.0 million. These benefits were partially offset by the absence of a non-recurring prior year gain on the sale of an investment of $4.4 million. Other income, net for 2005 and 2004 included fees of $3.2 million and $1.7 million, respectively, related to the accounts receivable securitization program.

In 2004, other income, net decreased by $0.8 million to $1.7 million compared to $2.5 million in 2003. The decrease was primarily attributable to increases in foreign exchange losses of $3.7 million and decreases in interest income of $1.4 million offset by a $4.4 million pretax gain related to the sale of our investment in Toshiba Tungaloy. Other income, net for 2004 and 2003 included fees of $1.7 million and $1.9 million, respectively, related to the accounts receivable securitization program.

**INCOME TAXES** The effective tax rate for 2005 was 33.3 percent compared to 32.1 percent for 2004. The increase in the effective rate from 2004 to 2005 was primarily driven by the negative impact of a German tax law change enacted in December of 2003 and non-deductible goodwill written off in association with the FSS divestiture, partially offset by changes in valuation allowances in Europe.

The Company is implementing an enhanced pan-European centralized business model, which will involve the establishment of a Principal company. In this structure, key management decision-making and responsibility will be centralized in the Principal company that will have the responsibility to drive all strategic and operational initiatives of the European business. Current manufacturing and sales operations will be transformed into contract manufacturers and limited risk distributors. Service functions will also be organized into separate units. This will allow these functions to intensify their focus on and increase their efficiency in production, sales growth and supporting services, following clearly defined and uniform processes as directed by the Principal company. This strategy is expected to be complete in the first half of fiscal 2006.

On October 22, 2004, the American Jobs Creation Act of 2004 was enacted. The Company is currently evaluating what effect this legislation will have on its effective tax rate, including the effect of a provision within the act that provides for a special one-time tax deduction of 85.0 percent of foreign earnings that are repatriated to the United States, as defined by the act. The Company expects to complete this evaluation during the second quarter of fiscal 2006. The Company is considering repatriating, under the act, an amount between $0.0 and $200.0 million, which would result in an estimated tax cost between $0.0 and $19.0 million. Until its evaluation is completed, the unremitted earnings of the Company's foreign investments continue to be considered permanently reinvested, and accordingly, no deferred tax liability has been established.

The Company expects the effective tax rate to increase slightly in 2006, excluding any effect of the American Jobs Creation Act of 2004 provision with respect to repatriating foreign earnings to the United States. The unfavorable impact of the recent tax legislation enacted in Germany is expected to have a greater impact than the favorable impact from operating within the new European business model in 2006. In addition, adoption of SFAS 123(R), "Share-Based Payment (revised 2004)" (SFAS 123(R)), is expected to have an unfavorable impact on the effective tax rate from expensing of incentive stock options.

The effective tax rate for 2004 was 32.1 percent compared to 41.7 percent for 2003. The decrease in the effective rate from 2003 to 2004 was due to the impact of the impairment charge for the electronics business recorded in 2003, lesser increases in the valuation allowances and changes in tax contingency reserves in 2004 versus 2003.

**NET INCOME** We reported net income of $119.3 million, or $3.13 per diluted share, for 2005 compared to $73.6 million, or $2.02 per diluted share, for 2004. The increase in earnings is primarily attributable to continued market growth, new product introduction, the effect of acquisitions, better pricing, increased capacity utilization, a reduction in defined benefit plan expense and favorable foreign currency effects. These improvements were offset in part by higher raw material costs, increased employment costs, an increased effective tax rate and increased professional fees in the current year and a prior year non-recurring gain on the sale of an investment.

We reported net income of $73.6 million, or $2.02 per diluted share, for 2004 compared to $18.1 million, or $0.51 per diluted share, for 2003. The increase was primarily attributable to organic sales growth, cost containment, a decrease in restructuring cost, favorable foreign currency translation effects, a decrease in interest expense and the Widia acquisition, which included efficiencies derived from the integration with Kennametal operations. These improvements were offset, in part, by increased pricing pressure and unfavorable product mix shifts, higher raw material costs and increased employee benefit costs in 2004.

**BUSINESS SEGMENT REVIEW** Prior to the FSS segment divestiture in 2005, our operations were organized into four global business units consisting of MSSG, AMSG, J&L and FSS, and Corporate. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

**METALWORKING SOLUTIONS & SERVICES GROUP** In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and a cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high-speed steel or other hard materials. Other cutting tools include end mills, reamers and taps. We provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness. Engineering services include field sales engineers identifying products and engineering product designs to meet customer needs, which are recognized as selling expenses. We also manufacture cutting tools, drill bits, saw blades and other tools for the consumer market which are marketed under private label and other proprietary brands.

| *(in thousands)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| External sales | **$ 1,378,594** | $ 1,198,505 | $ 1,086,831 |
| Intersegment sales | **150,039** | 124,994 | 109,790 |
| Operating income | **187,410** | 126,657 | 88,213 |

External sales increased by $180.1 million, or 15.0 percent, from 2004. The increase in sales is due primarily to further market penetration and increased pricing in 2005. This increase was driven primarily by growth in metalworking North America, Europe and our industrial products group, which were up 14.7 percent, 13.8 percent and 11.8 percent, respectively. This growth is attributed to new product introduction, growth in milling and hole-making products, better pricing and accelerated growth of Widia products in the Americas and Europe. In addition to growth in mature markets, MSSG also reported emerging market growth in Latin America, India and Asia of 42.3 percent, 46.0 percent and 22.1 percent, respectively. MSSG experienced growth across several sectors, such as automotive, light and general engineering, distribution, energy and aerospace. Favorable foreign currency effects accounted for $46.9 million of the increase in external sales in 2005.

Operating income increased by $60.8 million, or 48.0 percent, from 2004. Operating margin was 12.3 percent in 2005 compared to 9.6 percent in 2004. Operating income was leveraged as a result of sales growth, a continued focus on cost containment, a reduction in restructuring and integration charges of $6.5 million, a reduction in defined benefit plan expense and favorable foreign currency effects. These benefits were partially offset by an increase in raw material costs and higher employment costs.

In 2004, MSSG external sales increased by $111.7 million, or 10.3 percent, from 2003. The increase was primarily attributable to sales growth of $67.3 million in the second half of 2004 and $69.7 million of favorable foreign currency effects. The business leveraged the market recovery in North America and capitalized on stronger markets in India, China and Latin America due to marketing and new products. In metalworking North America, external sales increased 6.8 percent compared to 2003 due primarily to organic sales growth and favorable foreign currency effects of $4.6 million. MSSG Europe external sales increased 10.7 percent due to favorable foreign currency effects of $56.3 million partially offset by the overall weakness of the European markets in the automotive and heavy engineering sectors. Asia Pacific and India experienced external sales growth of 26.8 percent and 59.9 percent, respectively, attributed to strength across most industrial sectors and favorable foreign currency effects. Latin America also experienced external sales growth of 46.0 percent due to favorable economic conditions, market share growth and foreign currency effects.

In 2004, operating income increased by $38.4 million, or 43.6 percent, from 2003. Operating margin was 9.6 percent and 7.4 percent for 2004 and 2003, respectively. The increase in operating margin was due to the market leverage discussed above. The increase in operating income was attributable to sales growth discussed above, a reduction in restructuring and integration costs of $9.0 million, the accretive effect of the Widia Integration Program, reduced depreciation expense resulting from the extension of useful lives of $14.3 million and favorable foreign currency effects. These were offset by an increase in raw material costs, pricing pressure, unfavorable product mix shifts, a $1.8 million charge associated with the reorganization of our global marketing function and higher benefit costs.

**ADVANCED MATERIALS SOLUTIONS GROUP** This segment's principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction and engineered applications including circuit board drills, oil and gas exploration compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products. In addition, we provide application-specific component design services and on-site application support services.

| *(in thousands)* | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| External sales | **$** | **546,838** | $ | 419,073 | $ | 353,262 |
| Intersegment sales | | **33,949** | | 34,579 | | 29,137 |
| Operating income | | **80,932** | | 53,168 | | 19,762 |

In 2005, AMSG external sales increased by $127.8 million, or 30.5 percent, from 2004. The increase in sales is attributed primarily to new product introduction, better pricing, improved market conditions and the accretive effects of aquisitions. The increase in sales was achieved primarily in mining and construction products and engineered products, which increased 22.6 percent and 20.1 percent, respectively. The acquisitions of Conforma Clad and Extrude Hone were accretive to sales by $48.1 million.

Operating income increased $27.8 million, or 52.2 percent, from 2004. The increase is primarily attributed to sales growth, prior year non-recurring restructuring and integration costs of $1.5 million and the additions of Conforma Clad and Extrude Hone. These benefits were partially offset by an increase in raw material costs, higher employment costs and charges related to a plant closure.

In 2004, AMSG external sales increased by $65.8 million, or 18.6 percent, from 2003. The increase in external sales was primarily attributable to overall growth in the mining, construction and energy products divisions, as well as favorable foreign currency effects of $15.0 million in 2004 and $8.5 million due to the acquisition of Conforma Clad. Mining and construction products external sales increased 16.6 percent in 2004 due to a continued recovery in mining, market penetration in construction and favorable foreign currency effects. Energy products experienced strong growth of 24.4 percent from 2003 due to increased activity in oil and gas exploration. Electronics and engineered products external sales increased 14.3 percent and 11.2 percent, respectively, in 2004.

Operating income increased $33.4 million, or 169.0 percent, from 2003. The increase was attributable to sales growth discussed above, reduced depreciation expense of $2.7 million due to the change in estimated lives, favorable foreign currency effects, a reduction in restructuring and integration costs of $4.1 million, a reduction in impairment charges of $16.1 million and the effects of cost reduction programs.

**J&L INDUSTRIAL SUPPLY** In this segment, we provide metalworking consumables, related products, and related technical and supply chain-related productivity services to small- and medium-sized durable goods manufacturers in the United States and the United Kingdom. J&L markets products and services through a number of channels, including field sales, telesales, wholesalers and direct marketing. All channels are supported by catalogs, direct mail flyers and the Internet. J&L distributes a broad range of metalcutting tools, abrasives, machine tool accessories, precision measuring tools, hand and power tools, and other supplies used in metalcutting operations.

| *(in thousands)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| External sales | **$ 255,840** | $ 218,295 | $ 196,170 |
| Intersegment sales | **1,662** | 1,502 | 1,989 |
| Operating income (loss) | **27,094** | 19,547 | 6,140 |

J&L external sales increased $37.5 million, or 17.2 percent, from 2004. The increase in sales is attributable to advancing the multi-channel sales approach to the metalworking marketplace. Operating income increased $7.6 million, or 38.6 percent, from 2004. The increase in operating income is a result of the improvement in sales growth and continued cost containment.

J&L external sales increased $22.1 million, or 11.3 percent, from 2003. The increase is attributable to volume growth and favorable foreign currency effects of $2.2 million. Operating income increased $13.4 million, or 218.4 percent, from 2003. The increase in operating income is a result of the improvement in sales growth, coupled with cost containment, an absence of restructuring charges of $1.2 million and favorable foreign currency effects.

**FULL SERVICE SUPPLY** The Company divested the FSS segment in 2005 as discussed in Note 3. In the FSS segment, we provided metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offered integrated supply programs that provided inventory management systems and just-in-time availability, and programs that focused on total cost savings.

| *(in thousands)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| External sales | **$ 122,895** | $ 135,568 | $ 122,694 |
| Intersegment sales | **2,561** | 2,815 | 3,134 |
| Operating (loss) income | **(4,105)** | 818 | (56) |

FSS external sales decreased $12.7 million, or 9.3 percent, in 2005. The decrease in sales is primarily associated with the divestiture. Operating income decreased $4.9 million in 2005 to a loss of $4.1 million driven by a goodwill impairment charge of $4.7 million and a loss on assets held for sale of $1.5 million recorded as a result of the divestiture.

FSS external sales increased $12.9 million, or 10.5 percent, in 2004. The increase in external sales was primarily associated with volume growth attributed to new contracts obtained during 2004. Operating income increased to $0.8 million in 2004. The increase in operating income is primarily a result of the constant volume growth.

**CORPORATE** Corporate represents corporate shared service costs, certain employee benefit costs and eliminations of operating results between segments.

| *(in thousands)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| Operating expense | **$ (83,460)** | $ (65,348) | $ (46,134) |

In 2005, operating expense increased $18.1 million, or 27.7 percent, from 2004. The increase is primarily attributed to increases in performance-based bonuses of $6.8 million, defined contribution expense of $2.1 million, other employment costs of $11.3 million, professional fees related to compliance with section 404 of the Sarbanes-Oxley Act of 2002 of $3.8 million and other professional fees of $6.4 million. These increases were partially offset by reductions in defined benefit plan expenses of $3.2 million, non-recurring prior year charges of $1.8 million related to a note receivable from the divestiture of a company previously owned by Kennametal and $1.3 million related to a pension curtailment and increased cost allocations to the business units of $2.2 million.

In 2004, operating expense increased $19.2 million, or 41.6 percent from 2003. The increase was primarily attributable to increases in employee benefit expenses of $13.8 million, a $1.8 million charge related to a note receivable from the divestiture of a company previously owned by Kennametal and $1.3 million related to the pension curtailment.

**LIQUIDITY AND CAPITAL RESOURCES** Our cash flow from operations is the primary source of financing for capital expenditures and internal growth. The most significant risk associated with our ability to generate sufficient cash flow from operations is the overall level of demand for our products. However, we believe we can adequately control costs and manage our working capital to meet our cash flow needs, throughout changes in the economic cycle.

In October 2004, we entered into a five-year, multi-currency, revolving credit facility with a group of financial institutions (2004 Credit Agreement), which amended our 2002 Credit Agreement (discussed below). The 2004 Credit Agreement permits revolving credit loans of up to $500.0 million for working capital, capital expenditures and general corporate purposes. The 2004 Credit Agreement allows for borrowings in U.S. dollars, euro, Canadian dollars, pound sterling and Japanese yen. Interest payable under the 2004 Credit Agreement is based upon the type of borrowing under the facility and may be (1) LIBOR plus an applicable margin, (2) the greater of the prime rate or the Federal Funds effective rate plus 0.5 percent or (3) fixed as negotiated by the Company.

The 2004 Credit Agreement contains various covenants with which we must be in compliance, including two financial covenants: a maximum leverage ratio and a minimum consolidated interest coverage ratio (as those terms are defined in the agreement). As of June 30, 2005, outstanding borrowings under this agreement were $72.9 million. As of June 30, 2005, $38.5 million of these borrowings were denominated in U.S. dollars and $34.4 million were denominated in euro. We had the ability to borrow under the agreement, or otherwise incur, additional debt of up to $530.6 million as of June 30, 2005, and be in compliance with the maximum leverage ratio financial covenant. At June 30, 2005, we were in compliance with all debt covenants.

In June 2002, we entered into a three-year, multi-currency, $650 million revolving bank credit facility with a group of financial institutions (2002 Credit Agreement). Following a review of anticipated borrowing requirements, in June 2003, we notified the administrative agent of our decision to permanently reduce the 2002 Credit Agreement from $650 million to $500 million, resulting in lower facility fees for the remaining two years of the agreement. The 2002 Credit Agreement allowed for borrowings in U.S. dollars, euro, Canadian dollars, pound sterling or Japanese yen. The 2002 Credit Agreement contained various covenants with which we must be in compliance, including three financial covenants: a maximum leverage ratio, a maximum fixed charge coverage ratio and a minimum consolidated net worth. As of June 30, 2004, outstanding borrowings under this agreement were $98.1 million. As of June 30, 2004, $25.0 million of these borrowings were denominated in U.S. dollars and $73.1 million were denominated in euro. The 2002 Credit Agreement was amended by the 2004 Credit Agreement.

Additionally, we generally obtain local financing through credit lines with commercial banks in the various countries in which we operate. At June 30, 2005, these borrowings amounted to $43.8 million for notes payable and $8.7 million for term debt and capital leases. We believe that cash flow from operations and the availability under our credit lines will be sufficient to meet our cash requirements over the next 12 months.

Based upon our debt structure at June 30, 2005 and 2004, approximately 60 percent of our debt was exposed to floating rates of interest, which is consistent with our target range for floating versus fixed interest rate debt. We periodically review the target range and the strategies designed to maintain the mix of floating to fixed interest rate debt within that range. In the future, we may decide to adjust the target range or the strategies to achieve it.

Following is a summary of our contractual obligations and other commercial commitments as of June 30, 2005 (in thousands):

| *Contractual Obligations* | *Total* | *Less than 1 Year* | *1-3 Years* | *3-5 Years* | *More than 5 Years* |
|---|---|---|---|---|---|
| Long-term debt (1) | $ 531,036 | $ 96,628 | $ 41,777 | $ 40,729 | $ 351,902 |
| Notes payable (2) | 45,541 | 45,541 | – | – | – |
| Pension benefit payments | (3) | 26,537 | 56,954 | 64,871 | (3) |
| Postretirement benefit payments | (3) | 3,142 | 6,064 | 6,565 | (3) |
| Capital leases | 7,548 | 3,218 | 2,828 | 262 | 1,240 |
| Operating leases | 96,874 | 22,480 | 26,335 | 13,851 | 34,208 |
| Purchase obligations (4) | 270,320 | 79,612 | 181,408 | 9,300 | – |
| Total | | $ 277,158 | $ 315,366 | $ 135,578 | |

*[1] Long-term debt includes interest obligations of $145.0 million. Interest obligations were determined assuming interest rates as of June 30, 2005 remain constant.*

*[2] Notes payable includes interest obligations of $1.7 million. Interest obligations were determined assuming interest rates as of June 30, 2005 remain constant.*

*[3] Annual payments are expected to continue into the foreseeable future at the amounts noted in the table.*

*[4] Purchase obligations consist of purchase commitments for materials, supplies and machinery and equipment as part of the ordinary conduct of business. Purchase obligations with variable price provisions were determined assuming current market prices as of June 30, 2005 remain constant.*

| *Other Commercial Commitments* | *Total* | *Less than 1 Year* | *1-3 Years* | *3-5 Years* | *More than 5 Years* |
|---|---|---|---|---|---|
| Standby letters of credit | $ 10,011 | $ 4,851 | $ 5,160 | $ – | $ – |
| Guarantees | 12,434 | 11,685 | 256 | 65 | 428 |
| Total | $ 22,445 | $ 16,536 | $ 5,416 | $ 65 | $ 428 |

The standby letters of credit relate to insurance and other activities.

During 2005, we generated $202.3 million in cash flow from operations, an increase of $24.5 million, or 13.8 percent, compared to 2004. Net income plus non-cash items improved $71.7 million to $225.2 million in 2005 compared to $153.5 million in 2004. This improvement was offset by a $47.2 million reduction in cash flow from changes in operating working capital items. This change was due to increased accounts receivable and inventory as a result of increased sales and net repayments of our accounts receivable securitization program resulting from the FSS divestiture.

Net cash used for investing activities was $185.9 million in 2005, an increase of $93.3 million from $92.6 million in 2004. The change is due primarily to a $70.8 million increase in spending on acquisitions. This year's net cash used for investing activities includes $134.1 million related to the Extrude Hone acquisition, while last year's total includes $65.9 million related to the Conforma Clad acquisition. The remaining change is due primarily to an increase in capital expenditures of $31.6 million in 2005, a portion of which supported our growth in China and India, increased proceeds from divestitures of $25.0 million in 2005 and receiving $17.4 million in proceeds from the sale of our investment in Toshiba Tungaloy in 2004. We have projected our capital expenditures for 2006 to be approximately $80 million, which will be used primarily to support new strategic initiatives, new products and to upgrade machinery and equipment. We believe this level of capital spending is sufficient to maintain competitiveness and improve productivity.

Net cash used for financing activities was $0.5 million in 2005 compared to $78.0 million in 2004. This fluctuation was due primarily to reductions in net debt repayments including notes payable of $68.9 million and increased cash inflows from dividend reinvestment and employee benefit and stock plans of $10.6 million.

**OFF-BALANCE SHEET ARRANGEMENTS** Since 1999, we have had an agreement with a financial institution whereby we securitized, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. We were permitted to securitize up to $100.0 million of accounts receivable under this agreement. In July 2003, we entered into a new securitization program (2003 Securitization Program), which also permitted us to securitize up to $100.0 million of accounts receivable. The 2003 Securitization Program was amended on September 19, 2003, permitting us to securitize up to $125.0 million of accounts receivable. The 2003 Securitization Program provides for a co-purchase arrangement, whereby two financial institutions participate in the purchase of our accounts receivable. Pursuant to this agreement, we, and certain of our domestic subsidiaries, sell our domestic accounts receivable to Kennametal Receivables Corporation (KRC), a wholly-owned, bankruptcy-remote subsidiary. A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of Kennametal Inc., or any of our other subsidiaries. KRC was formed to purchase these accounts receivable and sell participating interests in such accounts receivable to the financial institutions, which in turn purchase and receive ownership and security interests in those assets. As collections reduce the amount of accounts receivable included in the pool, we sell new accounts receivable to KRC, which in turn securitizes these new accounts receivable with the financial institutions. The actual amount of accounts receivable securitized each month is a function of the net change (new billings less collections) in the specific pool of domestic accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g., the aging, terms of payment, quality criteria and customer concentrations), and the application of various reserves which are typical in trade receivable securitization transactions. A decrease in the amount of eligible accounts receivable could result in our inability to continue to securitize all or a portion of our accounts receivable. It is not unusual, however, for the amount of our eligible accounts receivable to vary by up to $5.0 million to $10.0 million per month.

The financial institutions charge us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institutions' cost to administer the program. The costs incurred under this program, $3.2 million, $1.7 million and $1.9 million in 2005, 2004 and 2003, respectively, are accounted for as a component of other income, net and represent attractive funding costs compared to existing bank and public debt transactions.

At June 30, 2005 and 2004, we securitized accounts receivable of $109.8 million and $117.5 million, respectively, under this program. Our subordinated retained interests in accounts receivable available for securitization and recorded as a component of accounts receivable were $41.2 million and $41.5 million at June 30, 2005 and 2004, respectively.

The 2003 Securitization Program is a three-year program, which contains certain provisions that require annual approval. It is our intention to continuously obtain such approval when required. Non-renewal of this securitization program would result in our requirement to otherwise finance the amounts securitized. We anticipate that the risk of non-renewal of this securitization program with the current providers or some other providers is low. In the event of a decrease of our eligible accounts receivable or non-renewal or non-annual approval of our securitization program, we would have to utilize alternative sources of capital to fund that portion of our working capital needs. We anticipate renewing the program in June 2006 and will determine at that time whether the economics favor an annual or multi-year renewal.

**FINANCIAL CONDITION** At June 30, 2005, total assets were $2,092.3 million, compared to $1,938.7 million at June 30, 2004. Working capital was $402.4 million at June 30, 2005, an increase of 29.6 percent from $310.4 million for 2004, primarily due to increases in accounts receivable and cash and reductions in current maturities of long-term debt and capital leases and accrued restructuring. At June 30, 2005, other assets were $742.0 million, an increase of $84.8 million from $657.2 million at June 30, 2004. The increase is primarily related to the increase in goodwill and intangible assets of $110.8 million mainly as a result of the Extrude Hone acquisition.

Total liabilities increased $66.7 million from $1,035.3 million at June 30, 2004 to $1,102.0 million at June 30, 2005. This increase is due primarily to the increase in accrued pension benefits of $61.3 million due to the increase in our unfunded pension obligations and related increase in additional minimum pension liability.

Shareowners' equity was $972.9 million at June 30, 2005, an increase of $85.7 million from the prior year. The increase is primarily attributable to net income of $119.3 million and the effect of employee stock and benefit plan activity of $46.9 million partially offset by a charge to equity of $68.1 million related to the increase in additional minimum pension liability and cash dividends of $25.4 million.

**ACQUISITIONS AND DIVESTITURES** Effective May 1, 2005, we completed the FSS segment divestiture for $39.3 million, subject to post-closing adjustment. The results of operations of FSS are reported in our continuing operations through the date of divestiture (see Note 3).

Effective March 1, 2005, the Company acquired Extrude Hone for $134.1 million, subject to post-closing adjustment. This purchase price includes the actual purchase price of $143.8 million, plus direct acquisition costs of $0.9 million, less $10.6 million of acquired cash. Extrude Hone supplies market-leading engineered component process technology to customers in a variety of industries around the world. This process technology focuses on component deburring, polishing and producing controlled radii. We financed the acquisition with borrowings under our 2004 Credit Agreement. Extrude Hone's operating results have been included in our consolidated results since March 1, 2005 and are included in the AMSG segment (see Notes 3 and 18).

We continue to evaluate new opportunities that allow for the expansion of existing product lines into new market areas, either directly or indirectly through joint ventures, where appropriate.

**ENVIRONMENTAL MATTERS** We are currently named as a PRP at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve with respect to our involvement in these matters. This reserve represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred. At June 30, 2005, we had an accrual of $2.7 million recorded relative to this environmental issue.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs, and the involvement of and direction taken by the government on these matters.

Additionally, we also maintain reserves for other potential environmental issues associated with our domestic operations and a location operated by our German subsidiary. At June 30, 2005, the total of these accruals was $0.9 million and represents anticipated costs associated with the remediation of these issues. Cash payments of $0.1 million were made against this reserve during the year.

As a result of the Widia acquisition, we previously established an environmental reserve used for environmental cleanup and remediation activities at several Widia manufacturing locations. This liability represents our estimate of the future obligation based on our evaluations and discussions with independent consultants and the current facts and circumstances related to these matters. At June 30, 2005, we had an accrual of $5.0 million recorded relative to these environmental exposures. Cash payments of $0.6 million were made against this reserve during 2005. We also have recorded unfavorable foreign currency translation adjustments of $0.1 million during 2005.

We maintain a Corporate EH&S Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at each of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS 5.

**EFFECTS OF INFLATION** Despite modest inflation in recent years, rising costs, in particular the cost of certain raw materials, continue to affect our operations throughout the world. We strive to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

**DISCUSSION OF CRITICAL ACCOUNTING POLICIES** In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make judgments and estimates about the amounts reflected in our financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develops estimates used to prepare the financial statements. We use historical experience and available information to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in our financial statements. Our significant accounting policies are described in Note 2 of our consolidated financial statements. We believe that the following discussion addresses our critical accounting policies.

**Revenue Recognition** We recognize revenue upon shipment of our products. Our general conditions of sale explicitly state that the delivery of our products is F.O.B. shipping point and that title and all risks of loss and damages pass to the buyer upon delivery of the sold products to the common carrier.

Our general conditions of sale explicitly state that acceptance of the conditions of shipment is considered to have occurred unless written notice of objection is received by Kennametal within 10 calendar days of the date specified on the invoice. We do not ship product unless we have documentation authorizing shipment to our customers. Our products are consumed by our customers in the manufacture of their products. Historically, we have experienced very low levels of returned product and do not consider the effect of returned product to be material. We have recorded an estimated returned goods allowance to provide for any potential product returns.

We warrant that products and services sold are free from defects in material and workmanship under normal use and service when correctly installed, used and maintained. This warranty terminates 30 days after delivery of the product to the customer, and does not apply to products that have been subjected to misuse, abuse, neglect or improper storage, handling or maintenance. Products may be returned to Kennametal only after inspection and approval by Kennametal and upon receipt by customer of shipping instructions from Kennametal. We have included an estimated allowance for warranty returns in our returned goods allowance discussed above.

Prior to the divestiture in 2005, FSS management contracts contained two major deliverables: product procurement and inventory management. Under the fixed fee contracts, we recognized revenue evenly over the contract term. Revenue was recognized upon shipment for cost plus contracts.

**Accounting for Contingencies** We accrue for contingencies in accordance with SFAS 5 when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating the amount of probable loss. The significant contingencies affecting our financial statements include environmental, health and safety matters and litigation.

**Long-Lived Assets** As required under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the recoverability of property, plant and equipment and intangible assets other than goodwill that are amortized whenever events or changes in circumstances indicate the carrying amount of any such assets may not be fully recoverable. Changes in circumstances include technological advances, changes in our business model, capital structure, economic conditions or operating performance. Our evaluation is based upon, among other things, our assumptions about the estimated future undiscounted cash flows these assets are expected to generate. When the sum of the undiscounted cash flows is less than the carrying value, we will recognize an impairment loss. We continually apply our best judgment when performing these evaluations to determine the timing of the testing, the undiscounted cash flows used to assess recoverability and the fair value of the asset.

**Goodwill and Other Intangible Assets** We evaluate the recoverability of goodwill and other intangibles of each of our reporting units as required under SFAS 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

**Pension and Other Postretirement and Postemployment Benefits** We sponsor these types of benefit plans for a majority of our employees and retirees. We account for these plans as required under SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Accounting for the cost of these plans requires the estimation of the cost of the benefits to be provided well into the future and attributing that cost over the expected work life of employees participating in these plans. This estimation requires our judgment about the discount rate used to determine these obligations, expected return on plan assets, rate of future compensation increases, rate of future health care costs, withdrawal and mortality rates and participant retirement age. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans.

In the valuation of our pension and other postretirement and postemployment benefit liabilities, management utilizes various assumptions. We determine our discount rate based on an investment grade bond yield curve with a duration that approximates the benefit payment timing of each plan. This rate can fluctuate based on changes in investment grade bond yields.

The long-term rate of return on plan assets is estimated based on an evaluation of historical returns for each asset category held by the plans, coupled with the current and short-term mix of the investment portfolio. The historical returns are adjusted for expected future market and economic changes. This return will fluctuate based on actual market returns and other economic factors.

The rate of future health care costs is based on historical claims and enrollment information projected over the next fiscal year and adjusted for administrative charges. This rate is expected to decrease until fiscal 2010.

Future compensation rates, withdrawal rates, and participant retirement age are determined based on historical information. These assumptions are not expected to significantly change. Mortality rates are determined based on review of published mortality tables.

**Allowance for Doubtful Accounts** We record allowances for estimated losses resulting from the inability of our customers to make required payments. We assess the creditworthiness of our customers based on multiple sources of information and analyze such factors as our historical bad debt experiences, industry and geographic concentrations of credit risk, current economic trends and changes in customer payment terms. This assessment requires significant judgment. If the financial condition of our customers was to worsen, additional allowances may be required, resulting in future operating losses that are not included in the allowance for doubtful accounts at June 30, 2005.

**Inventories** Inventories are stated at the lower of cost or market. We use the last-in, first-out method for determining the cost of a significant portion of our U.S. inventories. The cost of the remainder of inventories is determined under the first-in, first-out or average cost methods. When market conditions indicate an excess of carrying costs over market value, a lower-of-cost-or-market provision is recorded. Excess and obsolete inventory reserves are established based upon our evaluation of the quantity of inventory on hand relative to demand.

**Income Taxes** Realization of our deferred tax assets is primarily dependent on future taxable income, the timing and amount of which are uncertain in part due to the expected profitability of certain foreign subsidiaries. As of June 30, 2005, the deferred tax assets net of valuation allowances are primarily attributable to postretirement benefits, inventory reserves and net operating loss carryforwards. In the event that we were to determine that we would not be able to realize our deferred tax assets in the future, an increase in the valuation allowance would be required.

**NEW ACCOUNTING STANDARDS** In July 2004, the Company adopted FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2). FSP 106-2 provides guidance on the accounting for the effects of the act for employers that sponsor postretirement health care plans that provide prescription drug benefits and requires those employers to provide certain disclosures regarding the effect of the federal subsidy. See Note 10 for discussion of the effect of adoption of this FSP and required disclosures.

In December 2004, the FASB issued SFAS 123(R). SFAS 123(R) is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123(R) eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of stock options under the Company's 2002 Stock and Incentive Plan. SFAS 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This standard established fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

The Company adopted SFAS 123(R) effective July 1, 2005. The Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Beginning July 1, 2005, the Company recorded stock-based compensation expense for the cost of stock options and restricted stock issued under the 2002 Stock and Incentive Plan. Pretax stock-based compensation expense for 2006 related to unvested awards as of July 1, 2005 and awards granted to date in 2006 is estimated to be approximately $12.0 million.

SFAS 123(R) requires that stock-based compensation expense be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (substantive vesting period). The Company's 2002 Stock and Incentive Plan provides that stock option awards for employees and directors vest up to 2 years after retirement and restricted stock awards vest immediately upon retirement for employees and directors. In periods prior to the adoption of SFAS 123(R) (pro forma disclosure only), the Company recorded stock-based compensation for awards to retirement-eligible employees over the awards' stated vesting period (nominal vesting period). With the adoption of SFAS 123(R), the Company will continue to follow the nominal vesting period approach for the unvested portion of awards granted before the adoption of SFAS 123(R) and follow the substantive vesting period approach for awards granted after the adoption of SFAS 123(R). The transition to the substantive vesting approach did not have a material impact on pro forma disclosures previously made under SFAS 123.

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." This standard clarifies the accounting for abnormal amounts of certain manufacturing costs and was effective for the Company beginning after July 1, 2005. The adoption of this standard did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2 allows companies evaluating the repatriation provision of the act to apply the SFAS No. 109, "Accounting for Income Taxes," provisions as it decides on a plan for reinvestment or repatriation of its unremitted foreign earnings. This FSP requires certain disclosures for companies that have not completed evaluation of the repatriation provision of the act. See Note 9 for discussion of the effect of adoption of the act and required disclosures.

## ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

**MARKET RISK** We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. As part of our financial risk management program, we use certain derivative financial instruments to manage these risks. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. We use derivative financial instruments to dampen the effects of changes in foreign exchange rates on our consolidated results and to achieve our targeted mix of fixed and floating interest rates on outstanding debt. Our objective in managing foreign exchange exposures with derivative instruments is to reduce both earnings and cash flow volatility, allowing us to focus our attention on business operations. With respect to interest rate management, these derivative instruments allow us to achieve our targeted fixed-to-floating interest rate mix as a separate decision from funding arrangements in the bank and public debt markets. We measure hedge effectiveness by assessing the changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income, net in the current period. See Notes 2 and 13 to our consolidated financial statements for additional information.

We are exposed to counterparty credit risk for nonperformance of derivative contracts and, in the event of nonperformance, to market risk for changes in interest and currency rates, as well as settlement risk. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties.

The following provides additional information on our use of derivative instruments. Included below is a sensitivity analysis that is based upon a hypothetical 10 percent weakening or strengthening in the U.S. dollar compared to the June 30, 2005 foreign currency rates and the effective interest rates under our current borrowing arrangements. We compared the contractual derivative and borrowing arrangements in effect at June 30, 2005 to the hypothetical foreign exchange or interest rates in the sensitivity analysis to determine the effect on interest expense, pretax income or the accumulated other comprehensive loss. Our analysis takes into consideration the different types of derivative instruments and the applicability of hedge accounting.

**CASH FLOW HEDGES** **Currency** A portion of our operations consists of investments in foreign subsidiaries. Our exposure to market risk for changes in foreign exchange rates arises from these investments, intercompany loans utilized to finance these subsidiaries, trade receivables and payables, and firm commitments arising from international transactions. We manage our foreign exchange transaction risk to reduce the volatility of cash flows caused by currency fluctuations through natural offsets where appropriate and through foreign exchange contracts. These contracts are designated as hedges of transactions that will settle in future periods and otherwise would expose us to foreign currency risk.

Our foreign exchange hedging program minimizes our exposure to foreign exchange rate movements. This exposure arises largely from anticipated cash flows from cross-border intercompany sales of products and services. This program utilizes purchased options, range forwards and forward contracts primarily to sell foreign currency. The notional amounts of the contracts translated into U.S. dollars at June 30, 2005 and 2004 rates are $133.2 million and $78.1 million, respectively. We would have received $2.4 million and $0.3 million at June 30, 2005 and 2004, respectively, to settle these contracts, which represents the fair value of these agreements. At June 30, 2005, a hypothetical 10 percent strengthening or weakening of the U.S. dollar would change accumulated other comprehensive income (loss), net of tax, by $5.6 million.

In addition, we may enter into forward contracts to hedge transaction exposures or significant cross-border intercompany loans by either purchasing or selling specified amounts of foreign currency at a specified date. At June 30, 2005 and 2004, we had several outstanding forward contracts to purchase and sell foreign currency, with notional amounts, translated into U.S. dollars at June 30, 2005 and 2004 rates, of $18.9 million and $6.8 million, respectively. At June 30, 2005, a hypothetical 10 percent change in the year-end exchange rates would result in an increase or decrease in pretax income of $1.9 million related to these positions.

**Interest Rate** Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We seek to manage our interest rate risk in order to balance our exposure between fixed and floating rates while attempting to minimize our borrowing costs. To achieve these objectives, we primarily use interest rate swap agreements to manage exposure to interest rate changes related to these borrowings. At June 30, 2005 and 2004, we had interest rate swap agreements outstanding that effectively convert notional amounts of $55.2 million of debt from floating to fixed interest rates. The outstanding agreements mature in June of 2008. We would have paid $0.7 million and received $0.3 million at June 30, 2005 and 2004, respectively, to settle these interest rate swap agreements, which represents the fair value of these agreements.

**FAIR VALUE HEDGES** **Interest Rate** As discussed above, our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We seek to manage this risk through the use of interest rate swap agreements. At June 30, 2005 and 2004, we had interest rate swap agreements outstanding that effectively convert a notional amount of $200 million of the Senior Unsecured Notes from fixed to floating interest rates. These agreements mature in June 2012 but provide for a one-time optional early termination for the bank counterparty in June 2008 at the then prevailing market value of the swap agreements.

**DEBT AND NOTES PAYABLE** At June 30, 2005 and 2004, we had $437.4 million and $440.2 million, respectively, of debt and notes payable outstanding. Effective interest rates as of June 30, 2005 and 2004 were 5.8 percent and 4.9 percent, respectively, including the effect of interest rate swaps. A hypothetical change of 10 percent in interest rates from June 30, 2005 levels would increase or decrease interest expense by approximately $1.0 million.

# ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has conducted an assessment using the criteria in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded Extrude Hone Corporation (Extrude Hone) from our assessment of internal control over financial reporting as of June 30, 2005, because it was acquired by the Company through a purchase business combination in March 2005. Extrude Hone is a wholly-owned subsidiary whose total assets and total revenues represent approximately 8% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2005.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of June 30, 2005, based on criteria in *Internal Control – Integrated Framework* issued by the COSO. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

## MANAGEMENT'S CERTIFICATIONS

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, in October 2004, the Company's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") the annual certification required to be furnished to the NYSE pursuant to Section 303A.12 of the NYSE Listed Company Manual. The certification confirmed that the Company's Chief Executive Officer was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**TO THE SHAREOWNERS OF KENNAMETAL INC.:** We have completed an integrated audit of Kennametal Inc.'s 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

**Consolidated financial statements and financial statement schedule** In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) present fairly, in all material respects, the financial position of Kennametal Inc. and its subsidiaries (the Company) at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

**Internal control over financial reporting** Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8, that the Company maintained effective internal control over financial reporting as of June 30, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Extrude Hone Corporation (Extrude Hone) from its assessment of internal control over financial reporting as of June 30, 2005 because it was acquired by the Company through a purchase business combination in March 2005. We have also excluded Extrude Hone from our audit of internal control over financial reporting. Extrude Hone is a wholly-owned subsidiary whose total assets and total revenues represent approximately 8% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2005.



PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
September 6, 2005

# CONSOLIDATED STATEMENTS OF INCOME

| *Year ended June 30 (in thousands, except per share data)* | *2005* | *2004* | *2003* |
|---|---|---|---|
| ***Operations*** | | | |
| Sales | **$ 2,304,167** | $ 1,971,441 | $ 1,758,957 |
| Cost of goods sold | **1,513,634** | 1,318,074 | 1,190,053 |
| Gross profit | **790,533** | 653,367 | 568,904 |
| Operating expense | **574,495** | 512,621 | 464,861 |
| Restructuring and asset impairment charges (Note 12) | **4,707** | 3,670 | 31,954 |
| Amortization of intangibles | **3,460** | 2,234 | 4,164 |
| Operating income | **207,871** | 134,842 | 67,925 |
| Interest expense | **27,277** | 25,884 | 36,166 |
| Other income, net | **(3,683)** | (1,716) | (2,531) |
| Income before provision for income taxes and minority interest | **184,277** | 110,674 | 34,290 |
| Provision for income taxes (Note 9) | **61,394** | 35,500 | 14,300 |
| Minority interest | **3,592** | 1,596 | 1,860 |
| Net income | **$ 119,291** | $ 73,578 | $ 18,130 |
| ***Per Share Data*** | | | |
| Basic earnings per share | **$ 3.23** | $ 2.06 | $ 0.52 |
| Diluted earnings per share | **$ 3.13** | $ 2.02 | $ 0.51 |
| Dividends per share | **$ 0.68** | $ 0.68 | $ 0.68 |
| Basic weighted average shares outstanding | **36,924** | 35,704 | 35,202 |
| Diluted weighted average shares outstanding | **38,056** | 36,473 | 35,479 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# CONSOLIDATED BALANCE SHEETS

| As of June 30 (in thousands, except per share data) | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 43,220 | $ 25,940 |
| Accounts receivable, less allowance for doubtful accounts of $16,835 and $18,727 (Note 4) | 293,311 | 247,245 |
| Inventories (Note 5) | 386,674 | 388,077 |
| Deferred income taxes (Note 9) | 70,391 | 95,240 |
| Other current assets | 37,466 | 40,443 |
| Total current assets | 831,062 | 796,945 |
| Property, plant and equipment: | | |
| Land and buildings | 274,242 | 269,587 |
| Machinery and equipment | 1,062,058 | 1,013,090 |
| Less accumulated depreciation | (816,999) | (798,202) |
| Property, plant and equipment, net | 519,301 | 484,475 |
| Other assets: | | |
| Investments in affiliated companies | 15,454 | 15,775 |
| Goodwill (Note 2) | 528,013 | 488,715 |
| Intangible assets, less accumulated amortization of $10,978 and $8,307 (Note 2) | 124,778 | 53,299 |
| Deferred income taxes (Note 9) | 47,077 | 24,300 |
| Other | 26,652 | 75,154 |
| Total other assets | 741,974 | 657,243 |
| Total assets | $ 2,092,337 | $ 1,938,663 |
| **Liabilities** | | |
| Current liabilities: | | |
| Current maturities of long-term debt and capital leases (Note 7) | $ 7,092 | $ 100,423 |
| Notes payable to banks (Note 8) | 43,797 | 26,384 |
| Accounts payable | 154,839 | 148,216 |
| Accrued income taxes | 23,022 | 17,800 |
| Accrued vacation pay | 32,052 | 31,449 |
| Accrued payroll | 43,875 | 39,315 |
| Accrued restructuring (Note 12) | 2,451 | 12,695 |
| Other current liabilities (Note 6) | 121,530 | 110,245 |
| Total current liabilities | 428,658 | 486,527 |
| Long-term debt and capital leases, less current maturities (Note 7) | 386,485 | 313,400 |
| Deferred income taxes (Note 9) | 59,551 | 67,426 |
| Postretirement benefits (Note 10) | 37,033 | 42,173 |
| Accrued pension benefits (Note 10) | 168,089 | 106,800 |
| Other liabilities | 22,199 | 18,953 |
| Total liabilities | 1,102,015 | 1,035,279 |
| Commitments and contingencies (Note 16) | | |
| Minority interest in consolidated subsidiaries | 17,460 | 16,232 |
| **Shareowners' Equity** | | |
| Preferred stock, no par value; 5,000 shares authorized; none issued | - | – |
| Capital stock, $1.25 par value; 70,000 shares authorized; 38,242 and 37,912 shares issued | 47,805 | 47,390 |
| Additional paid-in capital | 550,364 | 525,476 |
| Retained earnings | 443,869 | 350,012 |
| Treasury stock, at cost; 115 and 1,279 shares held | (5,367) | (39,670) |
| Unearned compensation | (12,687) | (9,025) |
| Accumulated other comprehensive (loss) income (Note 11) | (51,122) | 12,969 |
| Total shareowners' equity | 972,862 | 887,152 |
| Total liabilities and shareowners' equity | $ 2,092,337 | $ 1,938,663 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| Year ended June 30 (in thousands) | 2005 | 2004 | 2003 |
|---|---|---|---|
| ***Operating Activities*** | | | |
| Net income | **$ 119,291** | $ 73,578 | $ 18,130 |
| Adjustments for non-cash items: | | | |
| Depreciation | **63,424** | 63,755 | 79,879 |
| Amortization | **3,460** | 2,234 | 4,164 |
| Loss on divestitures | **1,546** | – | – |
| Stock-based compensation expense | **14,163** | 12,706 | 9,477 |
| Restructuring and asset impairment charges | **4,707** | – | 14,998 |
| Deferred income tax provision | **13,600** | 3,920 | 7,349 |
| Other | **5,032** | (2,667) | 3,632 |
| Changes in certain assets and liabilities, excluding effects of acquisition and divestitures: | | | |
| Accounts receivable | **(46,074)** | (22,363) | 8,064 |
| Proceeds from accounts receivable securitization | **(7,694)** | 18,164 | 3,416 |
| Inventories | **(8,446)** | 10,255 | 38,171 |
| Accounts payable and accrued liabilities | **16,940** | 25,469 | (12,070) |
| Deferred income taxes | **11,299** | (1,808) | 17,282 |
| Other | **11,079** | (5,385) | (10,948) |
| Net cash flow provided by operating activities | **202,327** | 177,858 | 181,544 |
| ***Investing Activities*** | | | |
| Purchases of property, plant and equipment | **(88,552)** | (56,962) | (49,413) |
| Disposals of property, plant and equipment | **3,912** | 4,225 | 1,875 |
| Acquisition of business assets, net of cash acquired | **(136,604)** | (65,846) | (166,077) |
| Purchase of subsidiary stock | **(5,161)** | (5,030) | (6,984) |
| Proceeds from the sale of marketable equity securities | **–** | 17,429 | – |
| Proceeds from divestiture of assets held for sale | **37,315** | 12,306 | – |
| Other | **3,174** | 1,287 | 1,220 |
| Net cash flow used for investing activities | **(185,916)** | (92,591) | (219,379) |
| ***Financing Activities*** | | | |
| Net increase (decrease) in notes payable | **17,685** | 18,103 | (17,324) |
| Net increase (decrease) in revolving and other lines of credit | **3,500** | (25,716) | (24,000) |
| Term debt borrowings | **617,099** | 424,033 | 351,846 |
| Term debt repayments | **(648,218)** | (495,257) | (435,900) |
| Borrowings for Widia acquisition, net | **–** | – | 165,240 |
| Proceeds from interest rate swap termination | **–** | – | 15,546 |
| Dividend reinvestment, employee benefit and stock plans | **37,577** | 27,000 | 7,606 |
| Cash dividends paid to shareowners | **(25,434)** | (24,829) | (24,498) |
| Other | **(2,688)** | (1,325) | (1,060) |
| Net cash flow (used for) provided by financing activities | **(479)** | (77,991) | 37,456 |
| Effect of exchange rate changes on cash and equivalents | **1,348** | 3,571 | 5,087 |
| ***Cash and Equivalents*** | | | |
| Net increase in cash and equivalents | **17,280** | 10,847 | 4,708 |
| Cash and equivalents, beginning of year | **25,940** | 15,093 | 10,385 |
| Cash and equivalents, end of year | **$ 43,220** | $ 25,940 | $ 15,093 |
| ***Supplemental Disclosures*** | | | |
| Interest paid | **$ 26,083** | $ 24,238 | $ 33,434 |
| Income taxes paid (refunded) | **40,526** | 37,422 | (10,652) |
| Contribution of stock to employee defined contribution benefit plans | **8,685** | 7,898 | 4,361 |
| Change in fair value of interest rate swaps | **(8,452)** | 16,632 | 8,386 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

| *Year ended June 30 (in thousands)* | *2005* | *2004* | *2003* |
|---|---|---|---|
| ***Capital Stock*** | | | |
| Balance at beginning of year | **$ 47,390** | $ 47,061 | $ 46,729 |
| Issuance of capital stock under employee benefit and stock plans | **415** | 329 | 332 |
| Balance at end of year | **47,805** | 47,390 | 47,061 |
| ***Additional Paid-In Capital*** | | | |
| Balance at beginning of year | **525,476** | 507,343 | 491,263 |
| Dividend reinvestment | **554** | 78 | 1,476 |
| Issuance of capital stock under employee benefit and stock plans | **24,334** | 18,055 | 14,604 |
| Balance at end of year | **550,364** | 525,476 | 507,343 |
| ***Retained Earnings*** | | | |
| Balance at beginning of year | **350,012** | 301,263 | 307,631 |
| Net income | **119,291** | 73,578 | 18,130 |
| Cash dividends to shareowners | **(25,434)** | (24,829) | (24,498) |
| Balance at end of year | **443,869** | 350,012 | 301,263 |
| ***Treasury Stock*** | | | |
| Balance at beginning of year | **(39,670)** | (67,268) | (72,026) |
| Dividend reinvestment | **1,376** | 2,300 | 1,290 |
| Issuance of capital stock under employee benefit and stock plans | **32,927** | 25,298 | 3,468 |
| Balance at end of year | **(5,367)** | (39,670) | (67,268) |
| ***Unearned Compensation*** | | | |
| Balance at beginning of year | **(9,025)** | (9,109) | (4,856) |
| Issuance of capital stock under employee benefit and stock plans | **(8,954)** | (4,724) | (9,136) |
| Amortization of unearned compensation | **5,292** | 4,808 | 4,883 |
| Balance at end of year | **(12,687)** | (9,025) | (9,109) |
| ***Accumulated Other Comprehensive (Loss) Income*** | | | |
| Balance at beginning of year | **12,969** | (57,713) | (54,779) |
| Unrealized (loss) gain on investments, net of tax | **(88)** | (193) | 321 |
| Unrealized loss on derivatives designated and qualified as cash flow hedges, net of tax | **(1,836)** | (2,254) | (4,879) |
| Reclassification of unrealized gains on expired derivatives, net of tax | **2,486** | 6,226 | 5,157 |
| Minimum pension liability adjustment, net of tax | **(68,095)** | 43,685 | (54,696) |
| Foreign currency translation adjustments | **3,442** | 23,218 | 51,163 |
| Other comprehensive (loss) income | **(64,091)** | 70,682 | (2,934) |
| Balance at end of year | **(51,122)** | 12,969 | (57,713) |
| Total shareowners' equity, June 30 | **$ 972,862** | $ 887,152 | $ 721,577 |
| ***Comprehensive Income*** | | | |
| Net income | **$ 119,291** | $ 73,578 | $ 18,130 |
| Other comprehensive (loss) income | **(64,091)** | 70,682 | (2,934) |
| Comprehensive income | **$ 55,200** | $ 144,260 | $ 15,196 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1 – NATURE OF OPERATIONS

Kennametal is a leading global manufacturer and supplier of tooling, engineered components and advanced materials consumed in production processes. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries. Our end users' products include items ranging from airframes to coal, medical implants to oil wells and turbochargers to motorcycle parts.

Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. When used in this annual report on Form 10-K, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of our significant accounting policies is presented below to assist in evaluating our consolidated financial statements.

**PRINCIPLES OF CONSOLIDATION** The consolidated financial statements include our accounts and those of majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated. Investments in entities of less than 50 percent of the voting stock over which we have significant influence are accounted for on an equity basis. The factors used to determine significant influence include, but are not limited to, the Company's management involvement in the investee, such as hiring and setting compensation for management of the investee, the ability to make operating and capital decisions of the investee, representation on the investee's board of directors and purchase and supply agreements with the investee. Investments in entities of less than 50 percent of the voting stock in which we do not have significant influence are accounted for on the cost basis.

**USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS** In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make judgments and estimates about the amounts reflected in our financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develop estimates used to prepare the financial statements. We use historical experience and available information to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in our financial statements.

**CASH AND CASH EQUIVALENTS** Cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents principally consist of investments in money market funds.

**ACCOUNTS RECEIVABLE** Accounts receivable includes $5.0 million and $5.3 million of receivables from affiliates at June 30, 2005 and 2004, respectively. We market our products to a diverse customer base throughout the world. Trade credit is extended based upon periodically updated evaluations of each customer's ability to satisfy its obligations. We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Accounts receivable reserves are determined based upon an aging of accounts and a review of specific accounts.

**INVENTORIES** Inventories are stated at the lower of cost or market. We use the last-in, first-out method for determining the cost of a significant portion of our U.S. inventories. The cost of the remainder of inventories is determined under the first-in, first-out or average cost methods. When market conditions indicate an excess of carrying costs over market value, a lower-of-cost-or-market provision is recorded. Excess and obsolete inventory reserves are established based upon our evaluation of the quantity of inventory on hand relative to demand. The excess and obsolete inventory reserve at June 30, 2005 and 2004 was $59.4 million and $77.8 million, respectively.

**PROPERTY, PLANT AND EQUIPMENT** Property, plant and equipment are carried at cost. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in operating income. Interest related to the construction of major facilities is capitalized as part of the construction costs and is amortized over its estimated useful life.

Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Building and improvements | 15-40 years |
| Machinery and equipment | 4-15 years |
| Furniture and fixtures | 5-10 years |
| Computer hardware and software | 3-5 years |

Leased property and equipment under capital leases are amortized using the straight-line method over the terms of the related leases.

In conjunction with the Widia acquisition, we reviewed the estimated useful lives used for then existing Kennametal assets and determined that the current useful lives should be extended to more appropriately match the life of the asset. Starting July 1, 2003, our useful lives of machinery and equipment were extended from a maximum life of 10 years to 15 years. For the fiscal year ended June 30, 2003, the net effect of the change in depreciable lives of machinery and equipment would have increased net income by $17.5 million and basic and diluted earnings per share by $0.50 and $0.49, respectively.

**LONG-LIVED ASSETS** We periodically perform ongoing reviews of underperforming businesses and other long-lived assets, including amortizable intangible assets, for impairment pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). These reviews may include an analysis of the current operations and capacity utilization, in conjunction with the markets in which the businesses are operating. A comparison is performed of the undiscounted projected cash flows of the current operating forecasts to the net book value of the related assets. If it is determined that the full value of the assets may not be recoverable, an appropriate charge to adjust the carrying value of the long-lived assets to fair value may be required.

As a result of continued price declines caused by persistent global overcapacity and low-cost Asian competition, we completed an assessment in June 2003 of the carrying value of certain long-lived assets in the electronics business and recorded a pretax charge of $16.1 million as a component of restructuring and asset impairment charges. The fixed asset impairment charge reduced the book value of the electronics business' assets to $2.6 million. This remaining value was determined based on cash flows and estimated realizable value of the assets.

**GOODWILL AND INTANGIBLE ASSETS** Goodwill represents the excess of cost over the fair value of acquired companies. Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment. On an ongoing basis (absent of any impairment indicators), we perform our impairment tests during the June quarter, in connection with our planning process.

The carrying amount of goodwill attributable to each segment at June 30, 2005 and 2004 is as follows:

| (in thousands) | June 30, 2004 | Acquisition | Impairment | Adjustments | Translation | **June 30, 2005** |
|---|---|---|---|---|---|---|
| MSSG | $ 223,866 | $ 3,462 | $ – | $ (13,138) | $ 1,863 | **$ 216,053** |
| AMSG | 220,493 | 53,913 | – | (2,035) | (60) | **272,311** |
| J&L Industrial Supply | 39,649 | – | – | – | – | **39,649** |
| Full Service Supply | 4,707 | – | (4,707) | – | – | **–** |
| Total | $ 488,715 | $ 57,375 | $ (4,707) | $ (15,173) | $ 1,803 | **$ 528,013** |

| (in thousands) | June 30, 2003 | Acquisition | Impairment | Adjustments | Translation | June 30, 2004 |
|---|---|---|---|---|---|---|
| MSSG | $ 210,965 | $ 7,698 | $ – | $ – | $ 5,203 | $ 223,866 |
| AMSG | 175,343 | 43,154 | – | – | 1,996 | 220,493 |
| J&L Industrial Supply | 39,649 | – | – | – | – | 39,649 |
| Full Service Supply | 4,707 | – | – | – | – | 4,707 |
| Total | $ 430,664 | $ 50,852 | $ – | $ – | $ 7,199 | $ 488,715 |

As discussed in Note 3, we completed the acquisitions of Extrude Hone in 2005 and Conforma Clad Inc. (Conforma Clad) in 2004. These acquisitions resulted in goodwill of $51.6 million in 2005 and $43.1 million in 2004. In 2005 and 2004, we also completed other individually immaterial acquisitions of businesses, in which we had prior investment or business relationships, which resulted in goodwill of $5.8 million and $7.7 million, respectively.

In 2005, we recorded a goodwill impairment charge of $4.7 million related to our Full Service Supply (FSS) segment (see Note 3).

Adjustments recorded during 2005 reduced goodwill $15.2 million. The identification of a tax planning strategy resulted in the reduction of $12.1 million in net operating loss valuation allowances that were recorded in the purchase accounting for the Widia acquisition. Adjustments related to the finalization of certain restructuring accrual estimates and deferred tax assets recorded in the purchase accounting for the Widia acquisition resulted in a $1.0 million reduction of goodwill. The remaining adjustment of $2.0 million was the result of a purchase accounting adjustment related to the Conforma Clad acquisition.

The components of our intangible assets are as follows:

| | | **June 30, 2005** | | June 30, 2004 | |
|---|---|---|---|---|---|
| (in thousands) | Estimated Useful Life | **Gross Carrying Amount** | **Accumulated Amortization** | Gross Carrying Amount | Accumulated Amortization |
| Contract-based | 4-15 years | **$ 5,191** | **$ (3,703)** | $ 3,799 | $ (3,393) |
| Technology-based and other | 4-15 years | **44,269** | **(6,964)** | 16,137 | (4,914) |
| Unpatented technology | 30 years | **28,129** | **(311)** | – | – |
| Trademarks | Indefinite | **52,393** | **–** | 37,150 | – |
| Intangible pension asset | N/A | **5,774** | **–** | 4,520 | – |
| Total | | **$ 135,756** | **$ (10,978)** | $ 61,606 | $ (8,307) |

As a result of the Extrude Hone acquisition in 2005, we recorded $74.9 million of identifiable intangible assets as follows: contract-based of $1.3 million, technology-based and other of $30.2 million, unpatented technology of $28.1 million and trademarks of $15.2 million. As a result of the Conforma Clad acquisition in 2004, we recorded $14.2 million of identifiable intangible assets as follows: technology-based and other of $2.6 million and trademarks of $11.5 million.

Amortization expense for intangible assets was $3.5 million, $2.2 million and $4.2 million for 2005, 2004 and 2003, respectively. Estimated amortization expense for those intangible assets for 2006 through 2010 is $5.2 million, $5.1 million, $5.0 million, $4.1 million and $3.7 million, respectively.

**PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS** In the valuation of our pension and other postretirement and postemployment benefit liabilities, management utilizes various assumptions. We determine our discount rate based on an investment grade bond yield curve with a duration that approximates the benefit payment timing of each plan. This rate can fluctuate based on changes in investment grade bond yields.

The long-term rate of return on plan assets is estimated based on an evaluation of historical returns for each asset category held by the plans, coupled with the current and short-term mix of the investment portfolio. The historical returns are adjusted for expected future market and economic changes. This return will fluctuate based on actual market returns and other economic factors.

The rate of future health care costs is based on historical claims and enrollment information projected over the next fiscal year and adjusted for administrative charges. This rate is expected to decrease until fiscal 2010.

Future compensation rates, withdrawal rates, and participant retirement age are determined based on historical information. These assumptions are not expected to significantly change. Mortality rates are determined based on review of published mortality tables.

**DEFERRED FINANCING FEES** Fees incurred in connection with new borrowings are capitalized and amortized to interest expense over the life of the related obligation.

**EARNINGS PER SHARE** Basic earnings per share is computed using the weighted average number of shares outstanding during the period, while diluted earnings per share is calculated to reflect the potential dilution that occurs related to issuance of capital stock under stock option grants and restricted stock awards. The difference between basic and diluted earnings per share relates solely to the effect of capital stock options and restricted stock awards.

For purposes of determining the number of dilutive shares outstanding, weighted average shares outstanding for basic earnings per share calculations were increased due solely to the dilutive effect of unexercised capital stock options and restricted stock awards by 1.1 million, 0.8 million and 0.3 million shares in 2005, 2004 and 2003, respectively. Unexercised stock options to purchase our capital stock of 0.3 million, 0.6 million and 1.7 million shares at June 30, 2005, 2004 and 2003, respectively, are not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

**REVENUE RECOGNITION** We recognize revenue upon shipment of our products. Our general conditions of sale explicitly state that the delivery of our products is F.O.B. shipping point and that title and all risks of loss and damages pass to the buyer upon delivery of the sold products to the common carrier.

Our general conditions of sale explicitly state that acceptance of the conditions of shipment are considered to have occurred unless written notice of objection is received by Kennametal within 10 calendar days of the date specified on the invoice. We do not ship product unless we have documentation authorizing shipment to our customers. Our products are consumed by our customers in the manufacture of their products. Historically, we have experienced very low levels of returned product and do not consider the effect of returned product to be material. We have recorded an estimated returned goods allowance to provide for any potential product returns.

We warrant that products and services sold are free from defects in material and workmanship under normal use and service when correctly installed, used and maintained. This warranty terminates 30 days after delivery of the product to the customer, and does not apply to products that have been subjected to misuse, abuse, neglect or improper storage, handling or maintenance. Products may be returned to Kennametal, only after inspection and approval by Kennametal and upon receipt by customer of shipping instructions from Kennametal. We have included an estimated allowance for warranty returns in our returned goods allowance discussed above.

Prior to the divestiture in 2005, FSS management contracts contained two major deliverables, product procurement and inventory management. Under the fixed fee contracts, we recognized revenue evenly over the contract term. Revenue was recognized upon shipment for cost plus contracts.

**STOCK-BASED COMPENSATION** Stock options generally are granted to eligible employees with a stock price equal to fair market value at the date of grant. Options are exercisable under specific conditions for up to 10 years from the date of grant. As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), we have elected to measure compensation expense related to stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, which uses the intrinsic value method. In addition to stock option grants, the 2002 Stock and Incentive Plan permits the award of restricted stock to directors, officers and key employees. Expense associated with restricted stock grants is amortized over the vesting period. The expense for these awards is the same under the fair value method

or intrinsic value method. The Company follows a nominal vesting approach for both options and restricted stock. If compensation expense was determined based on the estimated fair value of options granted in 2005, 2004 and 2003, consistent with the methodology in SFAS 123, our 2005, 2004 and 2003 net income and earnings per share would be reduced to the pro forma amounts indicated below:

| *(in thousands, except per share data)* | *Fiscal Year Ended June 30,* **2005** | *2004* | *2003* |
|---|---|---|---|
| Net income, as reported | **$ 119,291** | $ 73,578 | $ 18,130 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | **(8,867)** | (8,918) | (9,009) |
| Add: Total stock-based employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects | **3,697** | 3,269 | 3,576 |
| Total incremental pro forma stock-based compensation | **(5,170)** | (5,649) | (5,433) |
| Pro forma net income | **$ 114,121** | $ 67,929 | $ 12,697 |
| Earnings per share: | | | |
| Basic – as reported | **$ 3.23** | $ 2.06 | $ 0.52 |
| Basic – pro forma | **$ 3.09** | $ 1.90 | $ 0.36 |
| Diluted – as reported | **$ 3.13** | $ 2.02 | $ 0.51 |
| Diluted – pro forma | **$ 3.00** | $ 1.86 | $ 0.36 |

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

| | **2005** | *2004* | *2003* |
|---|---|---|---|
| Risk-free interest rate | **3.7%** | 3.0% | 3.1% |
| Expected life (years) | **5** | 5 | 5 |
| Expected volatility | **28.4%** | 35.1% | 34.2% |
| Expected dividend yield | **1.6%** | 1.7% | 2.1% |

**RESEARCH AND DEVELOPMENT COSTS** Research and development costs of $23.8 million, $22.3 million and $23.6 million in 2005, 2004 and 2003, respectively, were expensed as incurred. These costs are included in operating expense in the consolidated statements of income.

**SHIPPING AND HANDLING FEES AND COSTS** All fees billed to customers for shipping and handling are classified as a component of net sales. All costs associated with shipping and handling are classified as a component of cost of goods sold.

**INCOME TAXES** Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized. The valuation allowance was $37.4 million and $53.1 million at June 30, 2005 and 2004, respectively (see Note 9).

**FINANCIAL INSTRUMENTS AND DERIVATIVES** As part of our financial risk management program, we use certain derivative financial instruments. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. We use derivative financial instruments to dampen the effects of changes in foreign exchange rates on our consolidated results and to achieve our targeted mix of fixed and floating interest rates on outstanding debt. We account for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction when the derivative is specifically designated as a hedge of such items. Our objective in managing foreign exchange exposures with derivative instruments is to reduce both earnings and cash flow volatility, allowing us to focus our attention on business operations. With respect to interest rate management, these derivative instruments allow us to achieve our targeted fixed-to-floating interest rate mix as a separate decision from funding arrangements in the bank and public debt markets. We measure hedge effectiveness by assessing the changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income or expense in the current period. In addition, other forward contracts hedging significant cross-border intercompany loans are considered other derivatives and therefore do not qualify for hedge accounting. These contracts are recorded at fair value in the balance sheet, with the offset to other income, net.

**CASH FLOW HEDGES** **Currencies** Forward contracts, purchased options and range forward contracts (a transaction where both a put option is purchased and a call option is sold), designated as cash flow hedges, hedge anticipated cash flows from cross-border intercompany sales of products and services. Gains and losses realized on these contracts at maturity are recorded in accumulated other comprehensive loss, net of tax, and are recognized as a component of other income, net when the underlying sale of products or services are recognized into earnings. We recognized expense of $0.1 million, $0.2 million and $0.7 million as a component of other income, net, in 2005, 2004 and 2003, respectively, related to hedge ineffectiveness. The time value component of the fair value of purchased options and range forwards is excluded from the assessment of hedge effectiveness. Assuming market rates remain constant with the rates at June 30, 2005, we expect to recognize into earnings in the next 12 months gains on outstanding derivatives of $1.3 million.

**Interest Rates** Floating-to-fixed interest rate swap agreements, designated as cash flow hedges, hedge our exposure to interest rate changes on a portion of our floating rate debt. The interest rate swap converts a portion of our floating rate debt to fixed rate debt. We record the fair value of these contracts in the balance sheet, with the offset to accumulated other comprehensive loss, net of tax. During 2003, we entered into interest rate swap agreements to convert $53.5 million of our floating rate debt to fixed rate debt. As of June 30, 2005 and 2004, we recorded a loss of $0.5 million and a gain of $0.2 million, respectively, on these contracts, which has been recorded in other comprehensive loss. The contracts require periodic settlement; the difference between the amounts to be received and paid under interest rate swap agreements is recognized in interest expense. Assuming market rates remain constant with rates at June 30, 2005, we would expect to recognize into earnings in the next 12 months losses on outstanding derivatives of $0.2 million.

**FAIR VALUE HEDGES** **Interest Rates** Fixed-to-floating interest rate swap agreements, designated as fair value hedges, hedge our exposure to fair value fluctuations on a portion of our fixed rate 10-year Senior Unsecured Notes due to changes in the overall interest rate environment. These interest rate swap agreements convert a portion of our fixed rate debt to floating rate debt. During 2002, we entered into interest rate swap agreements, which mature in 2012 to convert $200 million of our fixed rate debt to floating rate debt. These contracts require periodic settlement; the difference between amounts to be received and paid under the interest rate swap agreements is recognized in interest expense. In April 2003, we terminated these contracts and received a cash payment of $15.5 million. This gain is amortized as a component of interest expense over the life of the debt using the effective interest rate method. Upon termination of the contracts in April 2003, we entered into a new interest rate swap agreement with a notional amount of $200 million and a maturity date of June 2012. As of June 30, 2005 and 2004, we recorded a gain of $0.2 million and a loss of $8.3 million, respectively, related to these contracts. We record the gain or loss of these contracts in the balance sheet, with the offset to the carrying value of the Senior Unsecured Notes. Any gain or loss resulting from changes in the fair value of these contracts offset the corresponding gains or losses from changes in the fair values of the Senior Unsecured Notes. As a result, changes in the fair value of these contracts had no net impact on current year earnings.

**Foreign Currency Translation** Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive loss. The local currency is the functional currency of most of our locations.

**NEW ACCOUNTING STANDARDS** In July 2004, the Company adopted FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-2). FSP 106-2 provides guidance on the accounting for the effects of the act for employers that sponsor postretirement health care plans that provide prescription drug benefits and requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the act. See Note 10 for discussion of the effect of adoption of this FSP and required disclosures.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment (revised 2004)" (SFAS 123(R)). SFAS 123(R) is a revision of SFAS 123, and supersedes APB 25. SFAS 123(R) eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of stock options under the Company's 2002 Stock and Incentive Plan. SFAS 123(R) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This standard established fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

The Company adopted SFAS 123(R) effective July 1, 2005. The Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Beginning July 1, 2005, the Company recorded stock-based compensation expense for the cost of stock options and restricted stock issued under the 2002 Stock and Incentive Plan. Pretax stock-based compensation expense for 2006 related to unvested awards as of July 1, 2005 and awards granted to date in 2006 is estimated to be approximately $12.0 million.

SFAS 123(R) requires that stock-based compensation expense be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (substantive vesting period). The Company's 2002 Stock and Incentive Plan provides that stock option awards for employees and directors vest up to 2 years after retirement and restricted stock awards vest immediately upon retirement for employees and directors. In periods prior to the adoption of SFAS 123(R) (pro forma disclosure only), the Company recorded stock-based compensation for awards to retirement-eligible employees over the awards' stated vesting period (nominal vesting period). With the adoption of SFAS 123(R), the Company will continue to follow the nominal vesting period approach for the unvested portion of awards granted before the adoption of SFAS 123(R) and follow the substantive vesting period approach for awards granted after the adoption of SFAS 123(R). The transition to the substantive vesting approach did not have a material impact on pro forma disclosures previously made under SFAS 123.

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." This standard clarifies the accounting for abnormal amounts of certain manufacturing costs and was effective for the Company beginning after July 1, 2005. The adoption of this standard did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2 allows companies evaluating the repatriation provision of the act to apply the SFAS No. 109, "Accounting for Income Taxes," provisions as it decides on a plan for reinvestment or repatriation of its unremitted foreign earnings. This FSP requires certain disclosures for companies that have not completed evaluation of the repatriation provision of the act. See Note 9 for discussion of the effect of adoption of the act and required disclosures.

**RECLASSIFICATIONS** Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current-year presentation. A reclassification adjustment of $2.9 million was made between current and long-term deferred tax liabilities as of June 30, 2004 in the condensed consolidated balance sheet. Long-term revolver borrowings and repayments have been presented on a gross basis in the condensed consolidated statement of cash flows for the years ended June 30, 2004 and 2003.

## NOTE 3 – ACQUISITIONS AND DIVESTITURES

Effective May 1, 2005, we divested our FSS segment for a selling price of $39.3 million, subject to post-closing adjustment. This agreement includes a four-year supply agreement that management deems to be both quantitatively and qualitatively material to the overall operations of the disposed component and constitutes significant continuing involvement as defined in SFAS 144. As such, the results of operations of FSS prior to the divestiture are reported in continuing operations. The Company completed an impairment analysis in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), as the estimated selling price was below the fair value of the business absent the sale. We recorded an impairment charge related to FSS goodwill of $4.7 million as a result of this analysis. During the quarter ended March 31, 2005, we recorded a charge of $1.5 million to record the assets of this business at their estimated fair market value less cost to sell. This charge is included in operating expense.

Effective March 1, 2005, we acquired Extrude Hone for $134.1 million, subject to post-closing adjustment. This purchase price includes the actual purchase price of $143.8 million, plus direct acquisition costs of $0.9 million, less $10.6 million of acquired cash. The Company acquired Extrude Hone to expand its product and solutions offerings in the area of engineered components. Extrude Hone supplies market-leading engineered component process technology to customers in a variety of industries around the world. This process technology focuses on component deburring, polishing and producing controlled radii. We financed the acquisition with borrowings under our 2004 Credit Agreement. Management does not consider this to be a material acquisition. We accounted for the acquisition in accordance with SFAS No. 141, "Business Combinations" (SFAS 141). Management has estimated the fair value of tangible and intangible assets acquired by considering a number of factors, including valuations or appraisals. Based on these fair values, we have recorded $51.6 million of goodwill and $74.9 million of other intangible assets. None of this goodwill is deductible for tax purposes. Of the $74.9 million of identifiable intangible assets, $59.7 million have a definite life and therefore will be amortized over their remaining useful lives. The weighted average useful life of the amortizable intangible assets is 21.5 years as of the acquisition date. The preliminary purchase price allocations are subject to adjustment and may be modified within one year from the acquisition. Subsequent changes are not expected to have a material effect on our consolidated financial position. Extrude Hone's operating results have been included in our consolidated results since March 1, 2005 and are included in the Advanced Materails Solutions Group (AMSG) segment (see Note 18).

The Company acquired all of the outstanding common stock of Conforma Clad for $65.9 million, including a post-closing purchase price adjustment of $1.2 million and direct acquisition costs of $0.1 million, effective March 1, 2004. The Company acquired Conforma Clad to expand its product and solutions offerings in the area of extreme wear environments involving corrosion, erosion and abrasion. We financed the acquisition with borrowings under our 2002 Credit Agreement. Conforma Clad's operating results have been included in our consolidated results since March 1, 2004 and are included in the AMSG segment (see Note 18). In accordance with SFAS 141, we accounted for the acquisition using the purchase method of accounting. Accordingly, the purchase price allocations have been made based upon management's estimate of fair value of net assets acquired, resulting in the recognition of approximately $43.1 million of goodwill and $14.2 million of other intangibles. None of this goodwill is deductible for tax purposes. Of the $14.2 million of identifiable intangible assets, approximately $1.2 million have a definite life and therefore will be amortized over their remaining useful lives. The weighted average useful life of the amortizable intangible assets is 7.7 years as of the acquisition date.

During fiscal 2004, we completed the sale of the mining and construction business of Kennametal Widia India Limited, which was a part of the AMSG segment, for approximately $14.3 million. The Company received $12.3 million in net proceeds related to the sale of this business. The Company satisfied certain conditions related to the property sold and received the remaining $2.0 million due under the sale agreement during the March 2005 quarter. Under the working capital adjustment provision of the agreement, the purchaser claimed that a reduction of the purchase price was required. The Company settled this adjustment for an immaterial amount during the March 2005 quarter. This agreement includes a five-year supply agreement that management deems to be both quantitatively and qualitatively material to the overall operations of the disposed component and constitutes significant continuing involvement as defined in SFAS No. 144. As such, the results of its operations prior to the divestiture are reported in continuing operations. This transaction did not have a material impact on our results of operations.

On August 30, 2002, we purchased the Widia Group (Widia) in Europe and India from Milacron Inc. for EUR 188 million ($185.3 million) subject to a purchase price adjustment. On February 12, 2003, Milacron Inc. and Kennametal signed a settlement agreement with respect to the calculation of the post-closing purchase price adjustment for the Widia acquisition pursuant to which Milacron paid Kennametal EUR 18.8 million ($20.1 million) in cash. The net cash purchase price of $167.1 million includes the actual purchase price of $185.3 million less the settlement of $20.1 million plus $6.2 million of direct acquisition costs ($1.1 million paid in 2002 and $5.1 million paid in 2003) less $4.3 million of acquired cash. We financed the acquisition with funds borrowed under the 2002 Credit Agreement. The acquisition of Widia improves our global competitiveness, strengthens our European position and represents a strong platform for increased penetration in Asia. Widia's operating results have been included in our consolidated results since August 30, 2002.

The unaudited pro forma consolidated financial data presented below gives effect to the Widia acquisition as if it had occurred as of the beginning of the period presented. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, including additional interest expense and amortization that resulted from the transaction, net of any applicable income tax effects. The unaudited pro forma consolidated financial data is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated on the date indicated, nor are they indicative of future operating results. Except for actions actually taken as of and since the close of the transaction and for which any related impact would be included in the actual results through the period end, anticipated cost savings have not been reflected in this pro forma presentation. The unaudited pro forma consolidated financial data should be read in conjunction with the historical consolidated financial statements and accompanying notes.

| *Twelve months ended June 30 (in thousands, except per share data)* | | 2003 |
|---|---|---|
| ***Pro Forma Consolidated Financial Data*** | | |
| Sales | $ | 1,794,351 |
| Net income | | 13,489 |
| Basic earnings per share | | 0.38 |
| Diluted earnings per share | | 0.38 |

## NOTE 4 – ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

Since 1999, we have had an agreement with a financial institution whereby we securitized, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. We were permitted to securitize up to $100.0 million of accounts receivable under this agreement. In July 2003, we entered into a new securitization program (2003 Securitization Program), which also permitted us to securitize up to $100.0 million of accounts receivable. The 2003 Securitization Program was amended on September 19, 2003, permitting us to securitize up to $125.0 million of accounts receivable. The 2003 Securitization Program provides for a co-purchase arrangement, whereby two financial institutions participate in the purchase of our accounts receivable. Pursuant to this agreement, we, and certain of our domestic subsidiaries, sell our domestic accounts receivable to Kennametal Receivables Corporation (KRC), a wholly-owned, bankruptcy-remote subsidiary. A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of Kennametal Inc., or any of our other subsidiaries. KRC was formed to purchase these accounts receivable and sell participating interests in such accounts receivable to the financial institutions, which in turn purchase and receive ownership and security interests in those assets. As collections reduce the amount of accounts receivable included in the pool, we sell new accounts receivable to KRC, which in turn securitizes these new accounts receivable with the financial institutions. The actual amount of accounts receivable securitized each month is a function of the net change (new billings less collections) in the specific pool of domestic accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g., the aging, terms of payment, quality criteria and customer concentrations), and the application of various reserves which are typically in trade receivable securitization transactions. A decrease in the amount of eligible accounts receivable could result in our inability to continue to securitize all or a portion of our accounts receivable. It is not unusual, however, for the amount of our eligible accounts receivable to vary by up to $5.0 million to $10.0 million per month.

The financial institutions charge us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institutions' cost to administer the program. The costs incurred under this program, $3.2 million, $1.7 million and $1.9 million in 2005, 2004 and 2003, respectively, are accounted for as a component of other income, net.

At June 30, 2005 and 2004, we securitized accounts receivable of $109.8 million and $117.5 million, respectively, under this program. Our subordinated retained interests in accounts receivable available for securitization and recorded as a component of accounts receivable were $41.2 million and $41.5 million at June 30, 2005 and 2004, respectively. We estimate the fair value of our retained interests using a discounted cash flow analysis. As of June 30, 2005, key economic assumptions applied in the discounted cash flow analysis were a discount rate of 2.99 percent and an assumed life of the receivables of 30 days. Fair value of our retained interests approximates carrying value. A hypothetical change of 20 percent in the discount rate or the estimated life of the receivables securitized does not have a material effect on the fair value of our retained interests. The Company continues to service the sold receivables and is compensated at what we believe to be market rates. Accordingly, no servicing asset or liability has been recorded. Delinquencies and write-offs related to these receivables were not material for the years ended June 30, 2005, 2004 and 2003.

Cash flows related to our securitization program represent collections of previously securitized receivables and proceeds from the securitization of new receivables. Collections and sales occur on a daily basis. As a result, net cash flows vary based on the ending balance of receivables securitized. The net (repayments) proceeds from accounts receivable securitization for the years ended June 30, 2005, 2004 and 2003 were ($7.7) million, $18.2 million and $3.4 million, respectively. In 2005, we recorded net repayments due to the repayment of approximately $20.0 million of accounts receivable previously included in the securitization program and sold in the divestiture of FSS.

The 2003 Securitization Program is a three-year program, which contains certain provisions that require annual approval. It is our intention to continuously obtain such approval when required. Non-renewal of this securitization program would result in our requirement to otherwise finance the amounts securitized. In the event of a decrease of our eligible accounts receivable or non-renewal or non-annual approval of our securitization program, we would have to utilize alternative sources of capital to fund that portion of our working capital needs. We anticipate renewing the program in June 2006 and will determine at that time whether the economics favor an annual or multi-year renewal.

## NOTE 5 – INVENTORIES

Inventories consisted of the following:

| *(in thousands)* | | **2005** | | 2004 |
|---|---|---|---|---|
| Finished goods | **$** | **244,562** | $ | 264,134 |
| Work in process and powder blends | | **132,709** | | 110,992 |
| Raw materials and supplies | | **40,992** | | 37,322 |
| Inventories at current cost | | **418,263** | | 412,448 |
| Less LIFO valuation | | **(31,589)** | | (24,371) |
| Total inventories | **$** | **386,674** | $ | 388,077 |

We used the LIFO method of valuing our inventories for approximately 43 percent and 41 percent of total inventories at June 30, 2005 and 2004, respectively.

## NOTE 6 – OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

| *(in thousands)* | | **2005** | | 2004 |
|---|---|---|---|---|
| Accrued employee benefits | **$** | **43,762** | $ | 38,085 |
| Payroll, state and local taxes | | **9,207** | | 11,240 |
| Accrued interest expense | | **1,017** | | 1,574 |
| Environmental reserve | | **4,536** | | 4,907 |
| Other accrued expenses | | **63,008** | | 54,439 |
| Total other current liabilities | **$** | **121,530** | $ | 110,245 |

## NOTE 7 – LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital lease obligations consisted of the following:

| *(in thousands)* | *2005* | *2004* |
|---|---|---|
| 7.20% Senior Unsecured Notes due 2012 net of discount of \$0.8 million and \$0.9 million for 2005 and 2004, respectively. Also including interest rate swap adjustments in 2005 of \$12.7 million and \$5.7 million in 2004. | **\$ 311,971** | \$ 304,818 |
| Credit Agreement: | | |
| U.S. Dollar-denominated borrowings, 4.13% to 4.16% in 2005 and 2.57% in 2004, due 2010 | **38,500** | 25,000 |
| Euro-denominated borrowings, 2.84% in 2005 and 2.98% to 3.15% in 2004, due 2010 | **34,416** | 73,096 |
| Total Credit Agreement borrowings | **72,916** | 98,096 |
| Lease of office facilities and equipment with terms expiring through 2015 at 3.25% to 12.27% in 2005 and 2004 | **7,547** | 9,435 |
| Other | **1,143** | 1,474 |
| Total debt and capital leases | **393,577** | 413,823 |
| Less current maturities: | | |
| Long-term debt | **(3,874)** | (98,477) |
| Capital leases | **(3,218)** | (1,946) |
| Total current maturities | **(7,092)** | (100,423) |
| Long-term debt and capital leases | **\$ 386,485** | \$ 313,400 |

**Senior Unsecured Notes** On June 19, 2002, we issued \$300 million of 7.2% Senior Unsecured Notes due 2012 (Senior Unsecured Notes). These notes were issued at 99.629% of the face amount and yielded \$294.3 million of net proceeds after related financing fees. The proceeds of this debt issuance were utilized to repay senior bank indebtedness. Interest is payable semi-annually on June 15th and December 15th of each year commencing December 15, 2002. The Senior Unsecured Notes contain covenants that restrict our ability to create liens, enter into sale-leaseback transactions or certain consolidations or mergers, or sell all or substantially all of our assets. In April 2003, we terminated interest rate swap agreements that converted the interest rate on \$200 million of the Senior Unsecured Notes from fixed to floating interest rates. This transaction resulted in cash proceeds of \$15.5 million. This gain is being amortized as a component of interest expense over the life of the debt using the effective interest rate method. During 2003, we entered into new interest rate swap agreements with a notional amount of \$200 million, and a maturity date of June 2012. As of June 30, 2005 and 2004, we recorded a gain of \$0.2 million and a loss of \$8.3 million, respectively, related to these contracts. We record the gain or loss on these contracts in the balance sheet, with the offset to the carrying value of the Senior Unsecured Notes.

**2004 Credit Agreement** In October 2004, we entered into a five-year, multi-currency, revolving credit facility with a group of financial institutions (2004 Credit Agreement), which amended our 2002 Credit Agreement discussed below. The 2004 Credit Agreement permits revolving credit loans of up to \$500 million for working capital, capital expenditures and general corporate purposes. The 2004 Credit Agreement allows for borrowings in U.S. dollars, euro, Canadian dollars, pound sterling and Japanese yen. Interest payable under the 2004 Credit Agreement is based upon the type of borrowing under the facility and may be (1) LIBOR plus an applicable margin, (2) the greater of the prime rate or the Federal Funds effective rate plus 0.50 percent or (3) fixed as negotiated by the Company.

The 2004 Credit Agreement contains various covenants with which we must be in compliance, including two financial covenants: a maximum leverage ratio and a minimum consolidated interest coverage ratio (as those terms are defined in the agreement). As of June 30, 2005, outstanding borrowings under this agreement were \$72.9 million. We had the ability to borrow under the agreement or otherwise have additional debt of up to \$530.6 million as of June 30, 2005 and be in compliance with the maximum leverage ratio financial covenant.

*Borrowings under the 2004 Credit Agreement are guaranteed by our significant domestic subsidiaries.*

Future principal maturities of long-term debt are $3.9 million, $0.3 million, $0.1 million, $0.1 million and $69.5 million, respectively, in 2006 through 2010.

**2002 Credit Agreement** *In June 2002, we entered into a three-year, multi-currency, revolving credit facility with a group of financial* institutions (2002 Credit Agreement). The 2002 Credit Agreement originally permitted revolving credit loans of up to $650 million for working capital, capital expenditures and general corporate purposes. The 2002 Credit Agreement allowed for borrowings in U.S. dollars, euro, Canadian dollars, pound sterling and Japanese yen. In June 2003, we provided written notice to the administrative agent indicating our decision to reduce the 2002 Credit Agreement from $650 million to $500 million. This resulted in a write-down of a portion of deferred financing fees of $0.5 million. Interest payable under the 2002 Credit Agreement was based upon the type of borrowing under the facility and may be (1) the greater of the prime rate and the federal funds effective rate plus 0.50 percent, (2) Euro-currency rates plus an applicable margin or (3) a quoted fixed rate offered by one or more lenders at the time of borrowing.

The 2002 Credit Agreement contained various covenants with which we were required to be in compliance, including three financial covenants: a maximum leverage ratio, a maximum fixed charge coverage ratio and a minimum consolidated net worth. As of June 30, 2004, outstanding borrowings under this agreement were $98.1 million; we had the ability to borrow under the agreement or otherwise have additional debt of up to $273.7 million as of June 30, 2004 and be in compliance with the maximum leverage ratio financial covenant. The maximum leverage ratio financial covenant required that we maintain at the end of each fiscal quarter a specified consolidated leverage ratio (as that term is defined in the agreement).

Future minimum lease payments under capital leases for the next five years and thereafter in total are as follows:

| *(in thousands)* | |
|---|---|
| 2006 | $ 3,596 |
| 2007 | 1,568 |
| 2008 | 1,539 |
| 2009 | 183 |
| 2010 | 184 |
| After 2010 | 1,433 |
| Total future minimum lease payments | 8,503 |
| Less amount representing interest | (956) |
| Amount recognized as capital lease obligation | $ 7,547 |

Our collateralized debt at June 30, 2005 and 2004 is comprised of industrial revenue bond obligations of $0.9 million and $1.1 million, respectively, and the capitalized lease obligations of $7.5 million and $9.4 million, respectively. These obligations are collateralized by the underlying assets.

## NOTE 8 – NOTES PAYABLE AND LINES OF CREDIT

Notes payable to banks of $43.8 million and $26.4 million at June 30, 2005 and 2004, respectively, represent short-term borrowings under credit lines with commercial banks. These credit lines, translated into U.S. dollars at June 30, 2005 exchange rates, totaled $217.9 million at June 30, 2005, of which $174.1 million was unused. The weighted average interest rate for notes payable and lines of credit was 3.99 percent and 2.43 percent at June 30, 2005 and 2004, respectively.

## NOTE 9 – INCOME TAXES

Income before income taxes and the provision for income taxes consisted of the following:

| *(in thousands)* | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Income before provision for income taxes and minority interest: | | | | | | |
| United States | **$** | **68,699** | $ | 61,355 | $ | 15,954 |
| International | | **115,578** | | 49,319 | | 18,336 |
| Total income before provision for income taxes and minority interest | **$** | **184,277** | $ | 110,674 | $ | 34,290 |
| Current income taxes: | | | | | | |
| Federal | **$** | **19,298** | $ | 12,016 | $ | (5,362) |
| State | | **2,191** | | (140) | | 55 |
| International | | **26,305** | | 19,704 | | 12,258 |
| Total current income taxes | | **47,794** | | 31,580 | | 6,951 |
| Deferred income taxes | | **13,600** | | 3,920 | | 7,349 |
| Provision for income taxes | **$** | **61,394** | $ | 35,500 | $ | 14,300 |
| Effective tax rate | | **33.3%** | | 32.1% | | 41.7% |

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

| *(in thousands)* | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Income taxes at U.S. statutory rate | **$** | **64,497** | $ | 38,736 | $ | 12,002 |
| State income taxes, net of federal tax benefits | | **1,162** | | 2,321 | | 915 |
| Combined tax effects of international income | | **(2,873)** | | (11,037) | | (8,334) |
| Change in valuation allowance and other tax contingencies | | **(5,470)** | | 5,586 | | 10,253 |
| Capital loss utilization | | **–** | | – | | (3,344) |
| Impact of asset impairment charge | | **1,004** | | – | | 4,765 |
| Other | | **3,074** | | (106) | | (1,957) |
| Provision for income taxes | **$** | **61,394** | $ | 35,500 | $ | 14,300 |

The components of net deferred tax assets and liabilities are as follows:

| *(in thousands)* | | **2005** | | *2004* |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Net operating loss carryforwards | **$** | **60,557** | $ | 64,999 |
| Inventory valuation and reserves | | **24,741** | | 26,571 |
| Pension benefits | | **25,917** | | – |
| Other postretirement benefits | | **16,477** | | 21,236 |
| Accrued employee benefits | | **22,822** | | 17,736 |
| Other accrued liabilities | | **15,477** | | 19,547 |
| Intangible assets | | **–** | | 17,105 |
| Hedging activities | | **8,304** | | 11,310 |
| Marketable equity securities | | **276** | | 222 |
| FTC carryforward | | **–** | | 1,995 |
| Other | | **2,676** | | 5,693 |
| Total | | **177,247** | | 186,414 |
| Valuation allowance | | **(37,377)** | | (53,051) |
| Total deferred tax assets | **$** | **139,870** | $ | 133,363 |
| Deferred tax liabilities: | | | | |
| Tax depreciation in excess of book | **$** | **64,386** | $ | 59,204 |
| Pension benefits | | **–** | | 15,578 |
| Intangible assets | | **11,362** | | – |
| Other | | **7,079** | | 7,224 |
| Total deferred tax liabilities | **$** | **82,827** | $ | 82,006 |
| Total net deferred tax assets/liabilities | **$** | **57,043** | $ | 51,357 |

Deferred income taxes were not provided on cumulative undistributed earnings of international subsidiaries and affiliates. At June 30, 2005, unremitted earnings of the Company's non-U.S. subsidiaries were determined to be permanently reinvested. It is not practical to estimate the income tax effect that might be incurred if earnings were remitted to the United States. The Company is currently evaluating what effect the American Jobs Creation Act of 2004 will have on its effective tax rate, including the effect of a provision within the act that provides for a special one-time tax deduction of 85.0 percent of foreign earnings that are repatriated to the United States, as defined by the act. The Company expects to complete this evaluation during the second quarter of fiscal 2006. The Company is considering repatriating, under the act, an amount between $0.0 and $200.0 million, which would result in an estimated tax cost between $0.0 and $19.0 million. Until its evaluation is completed, the unremitted earnings of the Company's foreign investments continue to be considered permanently reinvested, and accordingly, no deferred tax liability has been established.

Included in deferred tax assets at June 30, 2005 are unrealized tax benefits totaling $60.6 million related to net operating loss carryforwards for foreign and state income tax purposes. Of that amount, $1.7 million expires through June 2010, $1.0 million expires through 2015, $4.8 million expires through 2020, $5.9 million expires through 2025, and the remaining $47.2 million do not expire. The realization of these tax benefits is contingent on future taxable income in these jurisdictions. As of June 30, 2005, a valuation allowance of $26.5 million has been placed against a portion of these assets, resulting in a net deferred tax asset related to net operating loss carryforwards of $34.1 million. Of this amount, $5.2 million relates to state jurisdictions, $25.9 million relates to Germany, and the remaining $3.0 million is associated with Austria, Brazil, France, Spain and other jurisdictions. In fiscal 2005, the valuation allowance related to net operating loss carryforwards decreased $16.8 million, of which $11.8 million was allocated to goodwill and the remaining $5.0 million to income tax expense. Of the $26.5 million valuation allowance as of June 2005, $2.2 million would be allocated to goodwill and $24.3 million would be allocated to income tax expense upon realization of these tax benefits.

As of June 30, 2005, a valuation allowance of approximately $10.9 million has been placed against other deferred tax assets in China, Germany, Spain, and the United Kingdom. Of this amount, $4.1 million would be allocated to accumulated other comprehensive income and $6.8 million would be allocated to income tax expense upon realization of these tax benefits. In fiscal 2005, the valuation allowance related to these deferred tax assets increased $1.1 million, of which $0.2 million was allocated to income tax expense and the remaining $0.9 million to accumulated other comprehensive income.

## NOTE 10 – PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

We sponsor several pension plans that cover substantially all employees. Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation immediately preceding retirement. We fund pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, for U.S. plans and in accordance with local regulations or customs for non-U.S. plans. Additionally, we maintain a supplemental executive retirement plan for various executives. The liability associated with this plan is also included in the pension disclosure below.

We presently provide varying levels of postretirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring on or after age 55 with 10 or more years of service after age 40. Beginning with retirements on or after January 1, 1998, our portion of the costs of postretirement health care benefits are capped at 1996 levels.

On November 13, 2003, Kennametal announced modifications to certain employee benefits, including a plan amendment for selected participants in the Retirement Income Plan (RIP Plan), new employer contributions to the defined contribution plan (Thrift Plus Plan) and changes to the retiree medical portion of the Other Postemployment Benefits Plan (OPEB Plan). The RIP Plan previously covered the majority of the Company's U.S. workforce. Effective January 1, 2004, no new non-union employees will become eligible to participate in the RIP Plan. Benefits under the RIP Plan continued to accrue after December 31, 2003 only for certain employees (Grandfathered Participants). Benefits for all other participants were frozen effective December 31, 2003. All eligible employees hired on or after January 1, 2004 and all non-Grandfathered Participants in the RIP Plan will be eligible to participate in the Thrift Plus Plan, which will provide for an employer fixed contribution equal to 3 percent of the employee's compensation and will allow for an additional variable contribution from 0 percent up to 3 percent depending on the Company's performance. The modification of the OPEB Plan will eliminate Kennametal's obligation to provide a Company subsidy for employee medical costs for all employees who retire after January 1, 2009. The RIP Plan amendment resulted in a curtailment under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and resulted in a pretax charge of $1.3 million in 2004. In connection with the amendments above, the Company also amended its Supplemental Executive Retirement Plan (SERP), effective January 1, 2004. Such amendment did not have an impact on the Company's financial statements.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As of July 1, 2004, the Company has recognized the effects of the act in the measurement of its accumulated postretirement benefit obligation (APBO) for certain retiree groups in accordance with FSP 106-2. The Company has not recorded the effects of any potential subsidy benefit as we have not yet determined if any of our plans are actuarially equivalent to Medicare Part D. The impact of any potential subsidy benefit is not expected to be material.

The increase in prescription drug benefits under Medicare Part D for certain retiree groups is recognized as an offset to plan costs. This resulted in a reduction of APBO of $0.8 million at July 1, 2004. The reduction in APBO is included with other deferred actuarial gains and losses. Net periodic postretirement benefit costs for fiscal 2005 and beyond will be adjusted to reflect the lower interest and service costs due to the lower APBO. The Company has not assumed any changes in participation in the OPEB Plan as a result of the Act.

As a result of the FSS divestiture, we have recorded the impact on our RIP Plan and OPEB Plan during 2005. The impact of the FSS divestiture is not considered a curtailment of either plan because the reduction in future service years of plan participants is not material. The result of this event was a loss of $0.4 million included in the RIP Plan and a benefit of $0.1 million included in the OPEB Plan. The combined effect of this event is included in operating expense in 2005.

The Company uses a June 30 measurement date for all of its plans.

The funded status of our pension plans and amounts recognized in the consolidated balance sheets as of June 30 were as follows:

| *(in thousands)* | *2005* | *2004* |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation, beginning of year | **$ 557,829** | $ 562,568 |
| Service cost | **9,445** | 13,707 |
| Interest cost | **34,245** | 31,305 |
| Participant contributions | **982** | 787 |
| Actuarial losses (gains) | **114,446** | (17,940) |
| Benefits paid | **(28,740)** | (27,378) |
| Effect of curtailment and other | **–** | (15,835) |
| Effect of divestiture | **370** | – |
| Foreign currency translation adjustments | **(158)** | 10,266 |
| Plan amendments | **302** | 349 |
| Benefit obligation, end of year | **$ 688,721** | $ 557,829 |
| Change in plan assets: | | |
| Fair value of plan assets, beginning of year | **$ 454,094** | $ 405,430 |
| Actual return on plan assets | **48,188** | 64,586 |
| Company contributions | **8,190** | 6,716 |
| Participant contributions | **982** | 787 |
| Benefits paid | **(28,740)** | (27,378) |
| Foreign currency translation adjustments | **945** | 3,953 |
| Fair value of plan assets, end of year | **$ 483,659** | $ 454,094 |
| Funded status of plans | **$ (205,063)** | $ (103,734) |
| Unrecognized transition obligation | **2,417** | 2,622 |
| Unrecognized prior service cost | **3,452** | 3,883 |
| Unrecognized actuarial losses | **175,745** | 73,952 |
| Net accrued liability | **$ (23,449)** | $ (23,277) |
| Amounts recognized in the balance sheet consist of: | | |
| Prepaid benefit | **$ 10,648** | $ 58,389 |
| Intangible assets | **5,774** | 4,520 |
| Accumulated other comprehensive income | **128,426** | 20,614 |
| Accrued benefit obligation | **(168,297)** | (106,800) |
| Net accrued liability | **$ (23,449)** | $ (23,277) |

Prepaid pension benefits are included in other long-term assets. Accrued pension benefit obligations are included in other long-term liabilities. U.S. defined benefit pension plan assets consist principally of common stocks, corporate bonds and U.S. government securities. International defined benefit pension plan assets consist principally of common stocks, corporate bonds and government securities.

To the best of our knowledge and belief, the asset portfolios of our defined benefit plans do not contain our capital stock. We do not issue insurance contracts to cover future annual benefits of defined benefit plan participants. Transactions between us and our defined benefit plans include the reimbursement of plan expenditures incurred by us on behalf of the plans. To the best of our knowledge and belief, the reimbursement of cost is permissible under current ERISA rules or local government law.

The accumulated benefit obligation for all defined benefit plans was $647.7 million and $532.6 million as of June 30, 2005 and 2004, respectively.

Included in the above information are pension plans with accumulated benefit obligations exceeding the fair value of plan assets as of June 30 as follows:

| *(in thousands)* | **2005** | 2004 |
|---|---|---|
| Projected benefit obligation | **$ 647,453** | $ 161,881 |
| Accumulated benefit obligation | **609,343** | 150,728 |
| Fair value of plan assets | **441,064** | 44,063 |

The components of net pension cost (benefit) include the following:

| *(in thousands)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| Service cost | **$ 9,445** | $ 13,707 | $ 13,098 |
| Interest cost | **34,245** | 31,305 | 30,103 |
| Expected return on plan assets | **(37,536)** | (38,157) | (43,166) |
| Amortization of transition obligation | **158** | 141 | (1,355) |
| Amortization of prior service cost | **707** | 702 | 772 |
| Effect of curtailment | **–** | 1,299 | – |
| Effect of divestiture | **386** | – | – |
| Recognition of actuarial losses (gains) | **1,216** | 1,606 | (495) |
| Net cost (benefit) | **$ 8,621** | $ 10,603 | $ (1,043) |

Net cost decreased $2.0 million to $8.6 million in 2005 from $10.6 million in 2004. The primary drivers of this change are the decrease in service cost of $4.3 million offset by the increase in interest cost of $2.9 million. The reduction in service cost is a result of the full-year impact of the RIP Plan and SERP amendments offset by the effects of the decrease in the discount rates as noted in the assumptions table included in this footnote. The increase in interest cost is the result of the decrease in the discount rates.

In 2004, we recognized a net pension cost of $10.6 million as compared to a net pension benefit in 2003 of $1.0 million. The reduction in expected return on plan assets of $5.0 million was the primary driver of this change. The expected rate of return on plan assets decreased from 9.5 percent in 2003 to 8.5 percent in 2004 as a result of our estimate of long-term market conditions. In 2004, we recognized amortization of a transition obligation of $0.1 million compared to recognition of a transition asset of $1.4 million in 2003. This change was a result of the domestic plans' transition asset being fully amortized in 2003. The remaining amortization of transition obligations related to our foreign plans. In 2004, we recognized actuarial losses of $1.6 million as compared to the recognition of actuarial gains of $0.5 million in 2003. The recognition of actuarial losses was a result of the RIP Plan and SERP amendments.

As of June 30, 2005, the projected benefit payments including future service accruals for these plans are as follows:

| *(in thousands)* | |
|---|---|
| 2006 | $ 26,537 |
| 2007 | 27,647 |
| 2008 | 29,307 |
| 2009 | 31,111 |
| 2010 | 33,760 |
| 2011-2015 | 201,051 |

The Company's defined benefit pension plans' asset allocations as of June 30, 2005 and 2004 and target allocations for 2006, by asset class, are as follows:

| | *Plan Assets June 30,* | | *Target %* |
|---|---|---|---|
| | **2005** | 2004 | 2006 |
| Equity | **72%** | 73% | 69% |
| Fixed income | **28%** | 27% | 31% |
| Other | **0%** | 0% | 0% |

The primary objective of the pension plans' investment policies is to ensure that sufficient assets are available to provide the benefit obligations at the time these obligations come due. Investment management practices must comply with ERISA and all applicable regulations and rulings thereof.

The overall investment strategy for the defined benefit pension plans' assets combines considerations of preservation of principal and moderate risk-taking. The assumption of an acceptable level of risk is warranted in order to achieve satisfactory results consistent with the long-term objectives of the portfolio. Fixed income securities comprise a significant portion of the portfolio due to their plan-liability-matching characteristics and to address the plans' cash flow requirements. Additionally, diversification of investments within each asset class is utilized to further reduce the impact of losses in single investments.

The Company expects to contribute $7.7 million to its pension plans in 2006.

The funded status of our other postretirement benefit plans and amounts recognized in the consolidated balance sheets were as follows:

| *(in thousands)* | | **2005** | | 2004 |
|---|---|---|---|---|
| Change in benefit obligation: | | | | |
| Benefit obligation, beginning of year | **$** | **36,129** | $ | 45,265 |
| Service cost | | **670** | | 1,009 |
| Interest cost | | **2,183** | | 2,361 |
| Actuarial (gains) losses | | **(1,049)** | | 369 |
| Plan amendment | | **–** | | (9,745) |
| Effect of divestiture | | **194** | | – |
| Benefits paid | | **(3,342)** | | (3,130) |
| Benefit obligation, end of year | **$** | **34,785** | $ | 36,129 |
| Funded status of plans | **$** | **(34,785)** | $ | (36,129) |
| Unrecognized prior service cost | | **(3,260)** | | (6,872) |
| Unrecognized actuarial gains | | **(1,711)** | | (1,762) |
| Net accrued obligation | **$** | **(39,756)** | $ | (44,763) |

The components of other postretirement cost include the following:

| *(in thousands)* | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Service cost | **$** | **670** | $ | 1,009 | $ | 1,259 |
| Interest cost | | **2,183** | | 2,361 | | 2,930 |
| Amortization of prior service cost | | **(3,549)** | | (2,066) | | 406 |
| Recognition of actuarial gains | | **(906)** | | (189) | | (108) |
| Effect of divestiture | | **(63)** | | – | | – |
| Net cost | **$** | **(1,665)** | $ | 1,115 | $ | 4,487 |

As of June 30, 2005, the projected benefit payments including future service accruals for our other postretirement benefit plans are as follows:

| *(in thousands)* | | |
|---|---|---|
| 2006 | $ | 3,142 |
| 2007 | | 2,969 |
| 2008 | | 3,095 |
| 2009 | | 3,244 |
| 2010 | | 3,321 |
| 2011-2015 | | 14,667 |

The significant actuarial assumptions used to determine the present value of net benefit obligations for our pension and other postretirement benefit plans were as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Discount rate: | | | |
| U.S. plans | **5.3%** | 6.5% | 6.0% |
| International plans | **4.0-5.3%** | 5.3-6.5% | 5.0-6.3% |
| Rates of future salary increases: | | | |
| U.S. plans | **2.5-5.0%*** | 2.5-5.0%* | 4.5% |
| International plans | **3.0-4.0%** | 3.0-4.5% | 3.0-4.0% |

*The rate of future salary increases for the RIP Plan for grandfathered participants utilized was 2.5 percent to 5.0 percent and was applied on a graded scale based on age. All other U.S. plans utilized a future salary increase rate of 4.0 percent and 4.5 percent for 2005 and 2004, respectively.*

The significant assumptions used to determine the net (benefit) costs for our pension and other postretirement benefit plans were as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Discount rate: | | | |
| U.S. plans | **6.5%** | 6.0% | 7.3% |
| International plans | **5.3-6.5%** | 5.0-6.3% | 6.0-6.8% |
| Rates of future salary increases: | | | |
| U.S. plans | **2.5-5.0%*** | 4.5% | 4.5% |
| International plans | **3.0-4.5%** | 3.0-4.0% | 3.3-4.0% |
| Rates of return on plan assets: | | | |
| U.S. plans | **8.5%** | 8.5% | 9.5% |
| International plans | **6.8%** | 6.5-7.3% | 6.5-7.3% |

*The rate of future salary increases for the RIP Plan for grandfathered participants utilized was 2.5 percent to 5.0 percent and was applied on a graded scale based on age. All other U.S. plans utilized a future salary increase rate of 4.5 percent.*

The rates of return on plan assets are based on historical performance as well as future expected returns by asset class considering macroeconomic conditions, current portfolio mix, long-term investment strategy and other available relevant information.

The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for our postretirement benefit plans was as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Health care cost trend rate assumed for next year | **10.0%** | 8.0% | 9.0% |
| Rate to which the cost trend rate gradually declines | **5.0%** | 5.0% | 5.0% |
| Year that the rate reaches the rate at which it is assumed to remain | **2010** | 2007 | 2007 |

Assumed health care cost trend rates have a significant effect on the cost components and obligation for the health care plans. A change of one percentage point in the assumed health care cost trend rates would have the following effects on the total service and interest cost components of other postretirement cost and the other postretirement benefit obligation at June 30, 2005:

| (in thousands) | 1% increase | 1% decrease |
|---|---|---|
| Effect on total of service and interest cost components | $ 219 | $ (184) |
| Effect on other postretirement benefit obligation | 1,673 | (1,446) |

We also sponsor several defined contribution retirement plans. Costs for defined contribution plans were $26.6 million, $18.8 million and $12.4 million in 2005, 2004 and 2003, respectively. Effective October 1, 1999, company contributions to U.S. defined contribution plans are made primarily in our capital stock, resulting in the issuance of 190,121, 148,530 and 146,350 shares during 2005, 2004 and 2003, respectively, with a market value of $8.7 million, $7.9 million and $4.4 million, respectively. We temporarily suspended all company contributions to certain defined contribution plans from January 1, 2002 through January 1, 2003.

## NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

| *Twelve months ended June 30 (in thousands)* | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Net income | $ | **119,291** | $ | 73,578 | $ | 18,130 |
| Unrealized loss on derivatives designated and qualified as cash flow hedges, net of tax | | **(1,836)** | | (2,254) | | (4,879) |
| Reclassification of unrealized gain on matured derivatives, net of tax | | **2,486** | | 6,226 | | 5,157 |
| Unrealized (loss) gain on investments, net of tax | | **(88)** | | (193) | | 321 |
| Minimum pension liability adjustment, net of tax | | **(68,095)** | | 43,685 | | (54,696) |
| Foreign currency translation adjustments | | **3,442** | | 23,218 | | 51,163 |
| *Comprehensive income* | **$** | **55,200** | $ | 144,260 | $ | 15,196 |

*The components of accumulated other comprehensive income (loss) consist of the following:*

| *As of June 30, 2005 (in thousands)* | | *Pretax* | | *Tax* | | *After-tax* |
|---|---|---|---|---|---|---|
| Unrealized loss on securities available-for-sale | **$** | **(725)** | **$** | **275** | **$** | **(450)** |
| Unrealized loss on derivatives designated and qualified as cash flow hedges | | **(1,486)** | | **590** | | **(896)** |
| Minimum pension liability adjustment | | **(128,426)** | | **44,855** | | **(83,571)** |
| Foreign currency translation adjustments | | **258** | | **33,537** | | **33,795** |
| Total accumulated other comprehensive loss | **$** | **(130,379)** | **$** | **79,257** | **$** | **(51,122)** |

| *As of June 30, 2004 (in thousands)* | | *Pretax* | | *Tax* | | *After-tax* |
|---|---|---|---|---|---|---|
| Unrealized loss on securities available-for-sale | $ | (584) | $ | 222 | $ | (362) |
| Unrealized loss on derivatives designated and qualified as cash flow hedges | | (2,494) | | 948 | | (1,546) |
| Minimum pension liability adjustment | | (20,614) | | 5,138 | | (15,476) |
| Foreign currency translation adjustments | | (4,852) | | 35,205 | | 30,353 |
| Total accumulated other comprehensive income | $ | (28,544) | $ | 41,513 | $ | 12,969 |

## NOTE 12 – RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

**Asset Impairment Charges** In 2005, we divested our FSS segment. We completed an impairment analysis in accordance with SFAS 142 as the estimated selling price was below the fair value of the business absent the sale. We recorded an impairment charge related to FSS goodwill of $4.7 million as a result of this analysis.

In 2004, the Company did not incur any impairment charges.

In June 2003, we completed an assessment of the carrying value of certain long-lived assets in the electronics business. As a result of this assessment, we recorded a pretax charge of $16.1 million as a component of restructuring and asset impairment charges. The charge was a result of price declines caused by persistent global overcapacity and low-cost Asia competition. The fixed asset impairment charge reduced the book value of the electronics business' assets to $2.6 million at June 30, 2003.

**Restructuring Charges** In 2005 and 2004, the Company did not initiate any new restructuring programs. No restructuring expense was incurred in 2005. The restructuring expense recorded in 2004 related to programs previously initiated.

**2003 Facility Consolidation Program** In June 2003, we approved a facility consolidation program, resulting in a total restructuring charge of $2.0 million: $0.3 million recorded in 2004 and $1.7 million recorded in 2003. The plan included the closure of two regional operating centers and the Framingham manufacturing facility and a workforce reduction. In conjunction with the program, we recorded an asset write-down in 2003 related to fixed assets that were disposed of as a result of the restructuring program. All actions pertained to the Metalworking Solutions & Services Group (MSSG) segment. Estimated cost savings related to this program have been approximately $1.5 million annually. We completed and paid all remaining costs associated with this program in 2005. Cash expenditures in 2005 were immaterial. The changes in the restructuring accrual in 2004 are as follows:

| *(in thousands)* | Accrual at June 30, 2003 | Expense | Expense Adjustment | Cash Expenditures | Accrual at June 30, 2004 |
|---|---|---|---|---|---|
| Employee severance | $ 1,188 | $ 70 | $ (165) | $ (1,093) | $ – |
| Facility rationalization | 144 | 262 | – | (272) | 134 |
| Total | $ 1,332 | $ 332 | $ (165) | $ (1,365) | $ 134 |

**2003 Workforce Restructuring Program** In October 2002, we announced a global salaried workforce reduction of approximately 5 percent. The program resulted in 2003 charges of $2.8 million for MSSG, $2.6 million for AMSG, $1.3 million for J&L Industrial Supply (J&L), $0.1 million for FSS and $1.2 million for Corporate. Estimated cost savings related to this program were approximately $10.0 million in 2003. We completed and paid all remaining costs associated with this program in 2005. Cash expenditures in 2005 were immaterial. The changes in the restructuring accrual in 2004 are as follows:

| *(in thousands)* | Accrual at June 30, 2003 | Expense | Expense Adjustment | Cash Expenditures | Accrual at June 30, 2004 |
|---|---|---|---|---|---|
| Employee severance | $ 1,835 | $ – | $ – | $ (1,551) | $ 284 |

**Widia Integration** We implemented two Widia acquisition-related integration programs described below (Kennametal Integration Restructuring Program and the Widia Integration Plan), which together resulted in a global headcount reduction of approximately 760 positions (385 in Europe and 375 in India). We completed the integration plan in Europe and India and closed six sales offices, three manufacturing facilities and closed or consolidated four warehouses. These programs were established to develop centers of excellence in functional areas and enable long-term growth and competitive advantages. Costs associated with the overall integration that benefited future periods were expensed as part of the Kennametal Integration Restructuring Program. The costs incurred as part of the Widia Integration Plan were not incurred to generate future revenue and were recorded as part of the Widia purchase accounting. Estimated cost savings related to these programs are approximately $30.0 million annually. All costs associated with the integration have been incurred, and the remaining cash payments for certain lease costs have extended into 2006.

*Kennametal Integration Restructuring Program* This program includes employee severance costs associated with existing Kennametal facilities and resulted in total restructuring charges of $10.5 million: $3.5 million in 2004 and $7.0 million in 2003. We completed and paid all remaining costs associated with this program in 2005. Cash expenditures in 2005 were $0.6 million.

The changes in the restructuring accrual in 2004 are as follows:

| *(in thousands)* | Accrual at June 30, 2003 | Expense | Cash Expenditures | Translation Adjustment | Accrual at June 30, 2004 |
|---|---|---|---|---|---|
| Employee severance | $ 3,640 | $ 3,522 | $ (6,680) | $ 127 | $ 609 |

*Widia Integration Plan* This program included facility rationalizations and employee severance costs associated with acquired Widia facilities. Costs incurred under this plan were accounted for under EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." As a result, these costs were recorded as part of the Widia purchase price allocation. The changes in the restructuring accrual are as follows:

| *(in thousands)* | | *Accrual at June 30, 2004* | | *Adjustment to Goodwill* | | *Cash Expenditures* | | *Translation Adjustment* | | *Accrual at June 30, 2005* |
|---|---|---|---|---|---|---|---|---|---|---|
| Facility rationalizations | $ | 3,589 | $ | – | $ | (1,709) | $ | 214 | $ | 2,094 |
| Employee severance | | 7,699 | | (649) | | (7,192) | | 142 | | – |
| Total | $ | 11,288 | $ | (649) | $ | (8,901) | $ | 356 | $ | 2,094 |

| *(in thousands)* | | *Accrual at June 30, 2003* | | *Adjustment to Goodwill* | | *Cash Expenditures* | | *Translation Adjustment* | | *Accrual at June 30, 2004* |
|---|---|---|---|---|---|---|---|---|---|---|
| Facility rationalizations | $ | 1,357 | $ | 4,138 | $ | (2,270) | $ | 364 | $ | 3,589 |
| Employee severance | | 14,934 | | 1,547 | | (10,356) | | 1,574 | | 7,699 |
| Terminated contracts | | 463 | | – | | (493) | | 30 | | – |
| Total | $ | 16,754 | $ | 5,685 | $ | (13,119) | $ | 1,968 | $ | 11,288 |

## NOTE 13 – FINANCIAL INSTRUMENTS

The methods used to estimate the fair value of our financial instruments are as follows:

**Cash and Equivalents, Current Maturities of Long-Term Debt and Notes Payable to Banks** The carrying amounts approximate their fair value because of the short maturity of the instruments.

**Long-Term Debt** Fixed rate debt had a fair market value of $339.5 million and $331.3 million in 2005 and 2004, respectively. The fair value is determined based on quoted market price of this debt as of June 30.

**Foreign Exchange Contracts** The notional amount of outstanding foreign exchange contracts, translated at current exchange rates, was $133.2 million and $78.1 million at June 30, 2005 and 2004, respectively. We would have received $2.4 million and $0.3 million at June 30, 2005 and 2004, respectively, to settle these contracts, representing the fair value of these agreements. Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), the carrying value equals the fair value for these contracts at June 30, 2005 and 2004. Fair value was estimated based on quoted market prices of comparable instruments.

**Interest Rate Swap Agreements** At June 30, 2005 and 2004, we had interest rate swap agreements outstanding that effectively convert notional amounts of $55.2 million of debt from floating to fixed interest rates. We would have paid $0.7 million and received $0.3 million at June 30, 2005 and 2004, respectively, to settle these interest rate swap agreements, which represents the fair value of these agreements.

During 2002, we entered into interest rate swap agreements which mature in 2012 to convert $200 million of our fixed rate debt to floating rate debt. These contracts require periodic settlement; the difference between amounts to be received and paid under the interest rate swap agreements is recognized in interest expense. In April 2003, we terminated these contracts and received a cash payment of $15.5 million. This gain is amortized as a component of interest expense over the life of the debt using the effective interest rate method. Upon termination of the contracts in April 2003, we entered into new interest rate swap agreements with a notional amount of $200 million and a maturity date of June 2012. As of June 30, 2005 and 2004, we recorded a gain of $0.2 million and a loss of $8.3 million, respectively, related to these contracts. We record the gain or loss of these contracts in the balance sheet, with the offset to the carrying value of the Senior Unsecured Notes. Any gain or loss resulting from changes in the fair value of these contracts offsets the corresponding gains or losses from changes in the fair values of the Senior Unsecured Notes. As a result, changes in the fair value of these contracts had no net impact on current year earnings.

Under SFAS 133, the carrying value equals the fair value for the interest rate swap agreements at June 30, 2005 and 2004. Fair value was estimated based on the mark-to-market value of the contracts, which closely approximates the amount that we would receive or pay to terminate the agreements at year end.

**Concentrations of Credit Risk** Financial instruments that potentially subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, we make temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because we serve numerous customers in many industries and geographic areas.

We are exposed to counterparty credit risk for nonperformance of derivatives and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates, as well as settlement risk. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties. As of June 30, 2005 and 2004, we had no significant concentrations of credit risk.

## NOTE 14 – STOCK OPTIONS, AWARDS AND PURCHASE PLAN

Stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. During 2002, Kennametal established the Kennametal Inc. Stock and Incentive Plan of 2002 (the 2002 Plan), pursuant to which eligible individuals may be granted awards. The 2002 Plan eliminated further grants or awards under any prior stock option plan. The 2002 Plan was amended on October 26, 2004 to increase the aggregate number of shares available for issuance under the 2002 Plan from 1,750,000 to 3,750,000.

Under provisions of the 2002 Plan, participants may deliver our stock, owned by the holder for at least six months, in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. The fair value of shares delivered in 2005 and 2004 was $0.6 million and $0.3 million, respectively. Shares delivered in 2003 were not significant.

Stock option activity for 2005, 2004 and 2003 is set forth below:

| | | **2005** | | 2004 | | 2003 |
|---|---|---|---|---|---|---|
| *Number of Options* | ***Options*** | ***Weighted Average Exercise Price*** | *Options* | *Weighted Average Exercise Price* | *Options* | *Weighted Average Exercise Price* |
| Options outstanding, beginning of year | **3,685,889** | **$ 34.28** | 4,025,417 | $ 32.92 | 3,307,854 | $ 32.08 |
| Granted | **983,875** | **42.40** | 520,250 | 39.16 | 1,029,975 | 30.57 |
| Exercised | **(985,439)** | **32.03** | (703,216) | 28.86 | (63,672) | 26.49 |
| Lapsed and forfeited | **(217,596)** | **42.42** | (156,562) | 39.71 | (248,740) | 35.98 |
| Options outstanding, end of year | **3,466,729** | **$ 36.70** | 3,685,889 | $ 34.28 | 4,025,417 | $ 32.91 |
| Options exercisable, end of year | **2,288,168** | **$ 34.36** | 2,327,893 | $ 33.75 | 2,276,984 | $ 33.20 |
| Weighted average fair value of options granted during the year | | **$ 11.37** | | $ 11.82 | | $ 8.77 |

Stock options outstanding at June 30, 2005:

| | Options Outstanding | | | Options Excercisable | |
|---|---|---|---|---|---|
| *Range of Exercise Prices* | *Options* | *Weighted Remaining Contractual Life (years)* | *Weighted Average Exercise Price* | *Options* | *Weighted Average Exercise Price* |
| $20.63 – $26.41 | 520,886 | 4.42 | $ 24.79 | 520,886 | $ 24.79 |
| 27.19 – 29.81 | 528,642 | 6.98 | 29.56 | 489,010 | 29.55 |
| 29.82 – 38.44 | 712,155 | 5.51 | 36.42 | 659,411 | 36.54 |
| 38.48 – 40.90 | 498,971 | 7.75 | 39.35 | 340,526 | 39.59 |
| 40.98 – 40.98 | 692,925 | 9.07 | 40.98 | – | – |
| 41.08 – 53.97 | 513,150 | 5.76 | 48.21 | 278,335 | 49.15 |
| | 3,466,729 | 6.64 | $ 36.70 | 2,288,168 | $ 34.36 |

In addition to stock option grants, the 2002 Plan permits the award of restricted stock to directors, officers and key employees. During 2005, 2004 and 2003, we granted restricted stock awards of 253,152, 136,715 and 286,075 shares, respectively, which vest over periods of one to six years from the grant date. For some grants, vesting may accelerate due to achieving certain performance goals. Restricted stock awards are considered unearned compensation until vesting occurs due to the passage of time or achievement of certain performance goals. As of June 30, 2005 and 2004, unearned compensation related to restricted stock was $12.7 million and $9.0 million, respectively. Unearned compensation is amortized to expense over the vesting period. Compensation expense related to these awards was $5.3 million, $4.8 million and $4.9 million in 2005, 2004 and 2003, respectively.

As of June 30, 2005, the Employee Stock Purchase Plan (ESPP) provided for the issuance of up to 300,000 shares of capital stock through payroll deductions. Employees who choose to participate in the ESPP receive an option to purchase capital stock at a discount equal to the lower of 85 percent of the fair market value of the capital stock on the first or last day of a purchase period. Employees purchased 24,658, 25,956 and 31,580 shares under the ESPP during 2005, 2004 and 2003, respectively.

## NOTE 15 – ENVIRONMENTAL MATTERS

We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve with respect to our involvement in these matters. This reserve represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred. At June 30, 2005 and 2004, we had an accrual of $2.7 million and $2.8 million, respectively, recorded relative to this environmental issue.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs, and the involvement of and direction taken by the government on these matters.

Additionally, we also maintain reserves for other potential environmental issues associated with our domestic operations and a location operated by our German subsidiary. At June 30, 2005 and 2004, the total of these accruals was $0.9 million and $1.0 million, respectively, and represents anticipated costs associated with the remediation of these issues. Cash payments of $0.1 million and $0.3 million were made against this reserve during 2005 and 2004, respectively.

As a result of the Widia acquisition, we previously established an environmental reserve used for environmental cleanup and remediation activities at several Widia manufacturing locations. This liability represents our estimate of the future obligation based on our evaluations and discussions with independent consultants and the current facts and circumstances related to these matters. At June 30, 2005, we had an accrual of $5.0 million recorded relative to these environmental exposures. Cash payments of $0.6 million were made against this reserve during 2005. We have also recorded unfavorable foreign currency translation adjustments of $0.1 million during 2005.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at each of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

## NOTE 16 – COMMITMENTS AND CONTINGENCIES

**Legal Matters** Various lawsuits arising during the normal course of business are pending against us. In our opinion, the ultimate liability, if any, resulting from these matters will have no significant effect on our consolidated financial positions or results of operations.

**Lease Commitments** We lease a wide variety of facilities and equipment under operating leases, primarily for warehouses, production and office facilities, and equipment. Lease expense under these rentals amounted to $31.5 million, $30.2 million and $26.7 million in 2005, 2004 and 2003, respectively. Future minimum lease payments for non-cancelable operating leases are $22.5 million, $15.0 million, $11.3 million, $7.4 million and $6.5 million for the years 2006 through 2010, and $34.2 million thereafter.

**Purchase Commitments** We have purchase commitments for materials, supplies, and machinery and equipment as part of the ordinary conduct of business. A few of these commitments extend beyond one year and are based on minimum purchase requirements. In the aggregate, we believe these commitments are not at prices in excess of current market.

**Other Contractual Obligations** We do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect our liquidity.

**Related Party Transactions** Sales to affiliated companies were $19.2 million, $18.7 million and $17.5 million in 2005, 2004 and 2003, respectively. We do not have any other related party transactions that affect our operations, results of operations, cash flow or financial condition.

## NOTE 17 – RIGHTS PLAN

On July 24, 2000, our Board of Directors adopted a new shareowner rights plan to replace our previous plan, which had been in effect since 1990. The new plan became effective upon the expiration of the previous plan on November 2, 2000 and provided for the distribution to shareowners of one stock purchase right for each share of capital stock held as of September 5, 2000. Each right entitles a shareowner to buy 1/100th of a share of a new series of preferred stock at a price of $120 (subject to adjustment).

The rights are exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of our capital stock. If any person acquires 20 percent of the capital stock, each right will entitle the other shareowners to receive that number of shares of capital stock having a market value of two times the exercise price. If we are acquired in a merger or other business combination, each right will entitle the shareowners to purchase at the exercise price that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2, 2010 and are subject to redemption at $0.01 per right.

## NOTE 18 – SEGMENT DATA

We previously operated four global business units consisting of MSSG, AMSG, J&L and FSS, and Corporate. In 2005, we divested our FSS segment. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

Intersegment sales are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in our consolidated financial statements.

Sales to a single customer did not aggregate 10 percent or more of total sales in 2005, 2004 or 2003. Export sales from U.S. operations to unaffiliated customers were $102.3 million, $73.1 million and $64.6 million in 2005, 2004 and 2003, respectively.

**METALWORKING SOLUTIONS & SERVICES GROUP** In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and a cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high-speed steel and other hard materials. We also provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness. Engineering services include field sales engineers identifying products and engineering designs of products to meet customer needs, which are recognized as selling expenses.

**ADVANCED MATERIALS SOLUTIONS GROUP** In the AMSG segment, the principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction, engineered applications requiring wear and corrosion resistance, including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. Additionally, we manufacture and market engineered components with a proprietary metal cladding technology. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products. Lastly, we provide our customers with engineered component process technology and materials, which focus on component deburring, polishing and producing controlled radii.

**J&L INDUSTRIAL SUPPLY** In this segment, we provide metalworking consumables, related products and related technical and supply chain related productivity services to small- and medium-sized durable goods manufacturers in the United States and the United Kingdom. J&L markets products and services through a number of channels, including field sales, telesales, wholesalers and direct marketing. All channels are supported by catalogs, direct mail flyers and the Internet.

**FULL SERVICE SUPPLY** During fiscal 2005, we divested our FSS segment as discussed in Note 3. FSS provided metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offered integrated supply programs that provided inventory management systems and just-in-time availability and programs that focused on total cost savings.

Segment data is summarized as follows:

| (in thousands) | 2005 | 2004 | 2003 |
| --- | --- | --- | --- |
| External sales: | | | |
| MSSG | **$ 1,378,594** | $ 1,198,505 | $ 1,086,831 |
| AMSG | **546,838** | 419,073 | 353,262 |
| J&L | **255,840** | 218,295 | 196,170 |
| FSS | **122,895** | 135,568 | 122,694 |
| Total external sales | **$ 2,304,167** | $ 1,971,441 | $ 1,758,957 |
| Intersegment sales: | | | |
| MSSG | **$ 150,039** | $ 124,994 | $ 109,790 |
| AMSG | **33,949** | 34,579 | 29,137 |
| J&L | **1,662** | 1,502 | 1,989 |
| FSS | **2,561** | 2,815 | 3,134 |
| Total intersegment sales | **$ 188,211** | $ 163,890 | $ 144,050 |
| Total sales: | | | |
| MSSG | **$ 1,528,633** | $ 1,323,499 | $ 1,196,621 |
| AMSG | **580,787** | 453,652 | 382,399 |
| J&L | **257,502** | 219,797 | 198,159 |
| FSS | **125,456** | 138,383 | 125,828 |
| Total sales | **$ 2,492,378** | $ 2,135,331 | $ 1,903,007 |
| Operating income (loss): | | | |
| MSSG | **$ 187,410** | $ 126,657 | $ 88,213 |
| AMSG | **80,932** | 53,168 | 19,762 |
| J&L | **27,094** | 19,547 | 6,140 |
| FSS | **(4,105)** | 818 | (56) |
| Corporate | **(83,460)** | (65,348) | (46,134) |
| Total operating income | **207,871** | 134,842 | 67,925 |
| Interest expense | **27,277** | 25,884 | 36,166 |
| Other (income) expense, net | **(3,683)** | (1,716) | (2,531) |
| Income before income taxes and minority interest | **$ 184,277** | $ 110,674 | $ 34,290 |
| Depreciation and amortization: | | | |
| MSSG | **$ 44,345** | $ 44,413 | $ 57,674 |
| AMSG | **9,806** | 7,283 | 12,325 |
| J&L | **2,489** | 2,272 | 2,654 |
| FSS | **1,198** | 1,610 | 1,658 |
| Corporate | **9,046** | 10,411 | 9,732 |
| Total depreciation and amortization | **$ 66,884** | $ 65,989 | $ 84,043 |
| Equity income (loss): | | | |
| MSSG | **$ 1,579** | $ 766 | $ 849 |
| AMSG | **(314)** | 393 | (447) |
| Total equity income | **$ 1,265** | $ 1,159 | $ 402 |

Segment data (continued)

| (in thousands) | 2005 | 2004 | 2003 |
|---|---|---|---|
| Total assets: | | | |
| MSSG | $ 1,172,497 | $ 1,053,806 | $ 1,050,161 |
| AMSG | 627,761 | 452,589 | 376,559 |
| J&L | 103,704 | 109,274 | 108,142 |
| FSS | – | 51,260 | 41,330 |
| Corporate | 188,375 | 271,734 | 246,356 |
| Total assets | $ 2,092,337 | $ 1,938,663 | $ 1,822,548 |
| Capital expenditures: | | | |
| MSSG | $ 63,948 | $ 43,382 | $ 33,992 |
| AMSG | 14,779 | 8,535 | 5,921 |
| J&L | 1,829 | 1,392 | 2,281 |
| FSS | 367 | 837 | 281 |
| Corporate | 7,629 | 2,816 | 6,938 |
| Total capital expenditures | $ 88,552 | $ 56,962 | $ 49,413 |
| Investments in affiliated companies: | | | |
| MSSG | $ 13,478 | $ 12,458 | $ 10,903 |
| AMSG | 1,578 | 3,317 | 2,877 |
| Corporate | 398 | – | – |
| Total investments in affiliated companies | $ 15,454 | $ 15,775 | $ 13,780 |

Geographic information for sales, based on country of origin, and assets is as follows:

| (in thousands) | 2005 | 2004 | 2003 |
|---|---|---|---|
| External sales: | | | |
| United States | $ 1,261,315 | $ 1,098,470 | $ 1,011,222 |
| Germany | 366,244 | 314,627 | 285,364 |
| United Kingdom | 100,285 | 91,828 | 85,947 |
| Canada | 78,210 | 67,185 | 55,516 |
| Other | 498,113 | 399,331 | 320,908 |
| Total external sales | $ 2,304,167 | $ 1,971,441 | $ 1,758,957 |
| Total assets: | | | |
| United States | $ 1,132,591 | $ 1,082,464 | $ 989,607 |
| Germany | 390,054 | 393,531 | 441,289 |
| United Kingdom | 65,703 | 64,177 | 77,803 |
| Canada | 24,931 | 26,693 | 23,740 |
| Other | 479,058 | 371,798 | 290,109 |
| Total assets | $ 2,092,337 | $ 1,938,663 | $ 1,822,548 |

## NOTE 19 – SELECTED QUARTERLY FINANCIAL DATA (unaudited)

| | Quarter Ended | | | |
|---|---|---|---|---|
| *(in thousands, except per share data)* | *Sep. 30* | *Dec. 31* | *Mar. 31* | *Jun. 30* |
| ***Fiscal 2005*** | | | | |
| Sales | **$ 531,436** | **$ 556,218** | **$ 597,355** | **$ 619,158** |
| Gross profit | **173,395** | **181,414** | **211,261** | **224,463** |
| Net income[a] | **22,720** | **28,181** | **30,650** | **37,740** |
| Basic earnings per share[b] | **0.62** | **0.77** | **0.83** | **1.01** |
| Diluted earnings per share[b] | **0.61** | **0.74** | **0.80** | **0.98** |
| ***Fiscal 2004*** | | | | |
| Sales | $ 444,575 | $ 460,778 | $ 524,230 | $ 541,858 |
| Gross profit | 144,107 | 147,632 | 175,854 | 185,774 |
| Net income[c] | 8,764 | 10,892 | 24,070 | 29,852 |
| Basic earnings per share[b] | 0.25 | 0.31 | 0.67 | 0.83 |
| Diluted earnings per share[b] | 0.24 | 0.30 | 0.66 | 0.81 |

[a] *Net income includes asset impairment charges of $4.7 million for the quarter ended March 31, 2004.*

[b] *Earnings per share amounts for each quarter are computed using the weighted average number of shares outstanding during the quarter. Earnings per share amounts for the full year are computed using the weighted average number of shares outstanding during the year. Thus, the sum of the four quarters' earnings per share does not always equal the full-year earnings per share.*

[c] *Net income includes restructuring charges of $0.6 million and $3.1 million for the quarters ended September 30, 2003 and December 31, 2003, respectively.*

## ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A – CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). The Company's disclosure controls were designed to provide a reasonable assurance that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. However, the controls have been designed to provide reasonable assurance of achieving the controls' stated goals. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance at June 30, 2005 to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b) Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in Item 8 of this Form 10-K.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Management's assessment of effectiveness of Kennametal's internal control over financial reporting and the effectiveness of Kennametal's internal control over financial reporting as of June 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Item 8 of this Form 10-K.

(d) Changes in Internal Control over Financial Reporting

On May 1, 2005, the Company implemented a global financial consolidation tool. The implementation of this tool is expected to enhance our internal control over financial reporting. This implementation was not made in preparation of our first management report on internal control over financial reporting as of June 30, 2005 nor was it made in response to an identified significant deficiency or material weakness in our internal control over financial reporting.

There have been no other significant changes in internal control over financial reporting that occurred during the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B – OTHER INFORMATION

None.

# PART III

## ITEM 10 – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

### OFFICERS OF THE REGISTRANT

Information regarding the officers of Kennametal Inc. is as follows: Name, Age and Position, Experience During Past Five Years.[2]

**MARKOS I. TAMBAKERAS, 54**[1]
*Chairman, President and Chief Executive Officer*
Chairman of the Board effective July 1, 2002. President and Chief Executive Officer since July 1, 1999.

**R. DANIEL BAGLEY, 45**[1]
*Vice President, Corporate Strategy and MSSG Global Marketing*
Vice President since July 2002. Formerly, Business Development Director and Industrial Consultant for Deloitte & Touche Consulting Group (a professional services firm) from December 2000 to May 2002; Principal, B&B Management Labs from September 1997 to December 2000.

**JAMES R. BREISINGER, 55**[1]
*Vice President,*
*President, Advanced Components Group*
Vice President since 1990. President, Advanced Components Group since July 2005. President, Advanced Materials Solutions Group from August 2000 to July 2005. Chief Financial Officer from September 1998 to August 2000.

**CARLOS M. CARDOSO, 47**[1]
*Executive Vice President and Chief Operating Officer*
Executive Vice President and Chief Operating Officer since January 2005. Vice President and President, Metalworking Solutions and Services Group from April 2003 to December 2004. Formerly, President, Pump Division, Flowserve Corporation (a manufacturer of flow management products and services) from August 2001 to March 2003; Vice President and General Manager, Engine Systems and Accessories, of Honeywell International, Inc. (formerly Allied Signal, Inc., a diversified technology and manufacturing company) from March 1999 to August 2001.

**STANLEY B. DUZY, JR., 58**[1]
*Vice President,*
*Chief Administrative Officer*
Vice President since November 1999. Chief Administrative Officer since 1999.

**DAVID W. GREENFIELD, 55**[1]
*Vice President,*
*Secretary and General Counsel*
Vice President, Secretary and General Counsel since October 2001. Formerly, member, Buchanan Ingersoll Professional Corporation (attorneys-at-law) July 2000 to September 2001; Special Counsel, ArvinMeritor (a provider of components for vehicles) from February 1999 to July 2000.

**TIMOTHY A. HIBBARD, 48**[1]
*Corporate Controller and Chief Accounting Officer*
Corporate Controller and Chief Accounting Officer since February 2002. Formerly, Director of Finance, Advanced Materials Solutions Group from September 2000 to February 2002; Vice President and Controller, Greenfield Industries, Inc. from October 1998 to September 2000.

**DR. WILLIAM Y. HSU, 57**[1]
*Vice President,*
*Chief Technical Officer*
Vice President and Chief Technical Officer since April 2004. Formerly, Vice President & Chief Technical Officer, DuPont Performance Materials from January 2004 to April 2004; Vice President, Technology, Sustainable Growth & Americas, DuPont Engineering Polymers from July 2003 to December 2003; Vice President, Technology & Americas, DuPont Engineering Polymers from February 1999 to 2003. (Dupont is a manufacturer of technology-based products.)

**RONALD C. KEATING, 37**
*Vice President,*
*Group Vice President, Energy, Mining and Construction Solutions*
Vice President since July 2004. Group Vice President of Energy, Mining and Construction Solutions since September 2004. Vice President and General Manager of Mining and Construction from April 2002 to September 2004. Vice President and General Manager of Electronics Products Group from July 2001 to January 2003. Formerly employed by Ingersoll-Rand (a provider of climate control, industrial solutions, infrastructure development and security and safety products) from 1998 to 2001 as Business Unit Manager for Blaw-Knox Globally and General Manager of the Small Paver Division.

**BRIAN E. KELLY, 42**
*Assistant Treasurer and Director of Tax*
Assistant Treasurer and Director of Tax since September 1998.

**LAWRENCE J. LANZA, 56**[1]
*Corporate Treasurer*
Corporate Treasurer since July 2003. Assistant Treasurer and Director of Treasury Services from April 1999 to July 2003.

**JAMES E. MORRISON, 54**[1]
*Vice President,*
*Vice President, Mergers and Acquisitions*
Vice President since 1994. Vice President, Mergers and Acquisitions since July 2003; Treasurer from 1987 to July 2003.

**WAYNE D. MOSER, 52**
*Vice President,*
*Chief Financial Officer – Europe*
Vice President since July 1998. Chief Financial Officer – Europe since August 2005; Director, European Strategic Initiatives from November 2004 to July 2005; General Manager, Industrial Products Europe, from July 2003 to October 2004; Integration Director from May 2002 to June 2003; General Manager, Mining & Construction from November 1997 to April 2002.

**RALPH G. NIEDERST, 54**[1]
*Vice President,*
*Chief Information Officer*
Vice President since May 2000. Chief Information Officer since May 2000; Vice President of Global Information Systems since May 2000.

**KEVIN G. NOWE, 53**
*Assistant Secretary and Assistant General Counsel*
Assistant General Counsel since 1992; Assistant Secretary since 1993.

**P. MARK SCHILLER, 57**
*Vice President,*
*Director of Distribution Services*
Vice President since 1991; Director of Distribution Services since 1990.

**CATHERINE R. SMITH, 42**[1]
*Executive Vice President and Chief Financial Officer*
Executive Vice President and Chief Financial Officer since April 2005. Formerly, Executive Vice President and Chief Financial Officer, Bell Systems (a provider of vertical takeoff and landing aircraft, provider of advanced technology solutions to global defense and aerospace industries, and designer and manufacturer of reciprocating piston aircraft engines) (a business segment of Textron, Inc.) from October 2003 to March 2005; Vice President and Chief Financial Officer, Intelligence and Information Systems Division, Ratheon Company (a defense and aerospace systems supplier) from April 2003 to September 2003; Controller, Intelligence and Information Systems Division, Ratheon Company from October 2002 to March 2003; Chief Financial Officer, Tactical Systems Business Unit, Ratheon Company from January 2000 to September 2002.

**JOHN Q. STANG, 51**
*Vice President, Global Sales Metalworking Solutions and Services Group*
Vice President, Global Sales Metalworking Solutions and Services Group since August 2002. Formerly, Vice President, Sales U.S. and Canada Road Development Group, Ingersoll-Rand Company from March 2000 to August 2002.

**PHILIP H. WEIHL, 49**
*Vice President, Kennametal Value Business System and Lean Enterprise*
Vice President, Kennametal Value Business System and Lean Enterprise since January 2005. Vice President of Global Manufacturing from September 2001 to December 2004; Director of Global Manufacturing from January 2000 to August 2001.

**MICHAEL P. WESSNER, 44**[1]
*Vice President,*
*President, J&L Industrial Supply*
Vice President since January 2001. President, J&L Industrial Supply since April 2003. Chief Operating Officer from January 2001 to April 2003. Formerly, Chief Executive Officer, Emco/ESS Holdings (a distributor of office supplies and furniture) from 1999 to 2000.

**Notes**

*(1) Executive officer of the Registrant for purposes of Section 16 of the Securities and Exchange Act of 1934.*

*(2) Each officer has been elected by the Board of Directors to serve until removed or until a successor is elected and qualified, and has served continuously as an officer since first elected.*

Incorporated herein by reference is the information under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after June 30, 2005 (2005 Proxy Statement).

Incorporated herein by reference is the information set forth under the caption "Ethics and Corporate Governance – Code of Business Ethics and Conduct" in the 2005 Proxy Statement.

The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee of the Company's Board of Directors include: Lawrence W. Stranghoener, Ronald M. DeFeo, A. Peter Held, Timothy R. McLevish and Larry D. Yost. Incorporated herein by reference is the information set forth in the second and third sentences under the caption "Board of Directors and Board Committees – Committee Functions – Audit Committee" in the 2005 Proxy Statement.

## ITEM 11 – EXECUTIVE COMPENSATION

Incorporated herein by reference is the information set forth under the caption "Compensation of Executive Officers" and certain information regarding directors' fees under the caption "Board of Directors and Board Committees – Board of Directors Compensation and Benefits" in the 2005 Proxy Statement.

## ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREOWNER MATTERS

Incorporated herein by reference is the information set forth under the caption "Ownership of Capital Stock by Directors, Nominees and Executive Officers" with respect to the directors' and officers' shareholdings, under the caption "Principal Holders of Voting Securities" with respect to other beneficial owners and under the caption "Compensation Plans – Equity Compensation Plan Information" with respect to disclosure regarding the number of outstanding options, warrants and rights granted under equity compensation plans and the number of shares remaining for issuance under such plans, each in the 2005 Proxy Statement.

## ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated herein by reference is certain information set forth in the notes to the tables under the captions "Election of Directors" and "Compensation of Executive Officers" in the 2005 Proxy Statement.

## ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference is the information with respect to pre-approval policies set forth under the caption "Independent Registered Public Accounting Firm – Ratification of the Selection of the Independent Registered Public Accounting Firm – Audit Committee Pre-Approval Policies" and the information with respect to principal accountant fees and services set forth under "Independent Registered Public Accounting Firm – Ratification of the Selection of the Independent Registered Public Accounting Firm – Fees and Services" in the 2005 Proxy Statement.

# PART IV

## ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Form 10-K report.

1. Financial Statements

2. Financial Statement Schedule

The financial statement schedule required by Part II, Item 8 of this document is filed as part of this report. All of the other schedules are omitted as the required information is inapplicable or the information is presented in our consolidated financial statements or related notes.

| **Financial Statement Schedule:** | **Page** |
|---|---|
| Schedule II – Valuation and Qualifying Accounts and Reserves for the Years Ended June 30, 2005, 2004 and 2003 | 90 |

3. Exhibits

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

| | | |
|---|---|---|
| (2.1) | Stock Purchase Agreement dated May 3, 2002 among Milacron Inc., Milacron B.V. and Kennametal Inc. | Exhibit 2.1 of the May 6, 2002 Form 8-K is incorporated herein by reference. |

(3) Articles of Incorporation and Bylaws

| | | |
|---|---|---|
| (3.1) | Bylaws of Kennametal Inc. as amended through January 29, 2002 | Exhibit 3.1 of December 31, 2001 Form 10-Q is incorporated herein by reference. |
| (3.2) | Amended and Restated Articles of Incorporation as Amended | Exhibit 3.1 of the September 30, 1994 Form 10-Q (SEC file no. reference 1-5318; docket entry date – November 14, 1994) is incorporated herein by reference. |

(4) Instruments Defining the Rights of Security Holders, Including Indentures

| | | |
|---|---|---|
| (4.1) | Rights Agreement effective as of November 2, 2000 | Exhibit 1 of the Form 8-A dated October 10, 2000 is incorporated herein by reference. |
| (4.2) | First amendment to Rights Agreement, made and entered into as of October 6, by and between the registrant and Mellon Investor Services LLC | Exhibit 10.1 of the October 26, 2004 Form 8-K is incorporated herein by reference. |
| (4.3) | Indenture, dated as of June 19, 2002, by and between the registrant and Bank One Trust Company, N.A., as trustee | Exhibit 4.1 of the June 14, 2002 Form 8-K is incorporated herein by reference. |
| (4.4) | First Supplemental Indenture, dated as of June 19, 2002, by and between the registrant and Bank One Trust Company, N.A., as trustee | Exhibit 4.2 of the June 14, 2002 Form 8-K is incorporated herein by reference. |

(10) Material Contracts

| | | |
|---|---|---|
| (10.1)* | Prime Bonus Plan | The discussion regarding the Prime Bonus Plan under the caption "Report of the Compensation Committee of the Board of Directors" contained in the 2003 Proxy Statement is incorporated herein by reference. |
| (10.2)* | Stock Option and Incentive Plan of 1988 | Exhibit 10.1 of the December 31, 1988 Form 10-Q (SEC file no. reference 1-5318; docket entry date – February 9, 1989) is incorporated herein by reference. |
| (10.3)* | Deferred Fee Plan for Outside Directors | Exhibit 10.4 of the June 30, 1988 Form 10-K (SEC file no. reference 1-5318; docket entry date – September 23, 1988) is incorporated herein by reference. |
| (10.4)* | Executive Deferred Compensation Trust Agreement | Exhibit 10.5 of the June 30, 1988 Form 10-K (SEC file no. reference 1-5318; docket entry date – September 23, 1988) is incorporated herein by reference. |
| (10.5)* | Directors Stock Incentive Plan, as amended | Exhibit 10.5 of the June 30, 2003 Form 10-K is incorporated herein by reference. |
| (10.6)* | Performance Bonus Stock Plan of 1995, as amended | Exhibit 10.6 of the June 30, 1999 Form 10-K is incorporated herein by reference. |
| (10.7)* | Stock Option and Incentive Plan of 1996 | Exhibit 10.14 of the September 30, 1996 Form 10-Q is incorporated herein by reference. |

*Item 15 (continued)*

| | | |
|---|---|---|
| (10.8)* | Stock Option and Incentive Plan of 1992, as amended | Exhibit 10.8 of the December 31, 1996 Form 10-Q is incorporated herein by reference. |
| (10.9)* | Form of Employment Agreement with Named Executive Officers (other than Mr. Tambakeras) | Exhibit 10.9 of the June 30, 2000 Form 10-K is incorporated herein by reference. |
| (10.10)* | Schedule of Named Executive Officers who have entered into Form of Employment Agreement as set forth in Exhibit 10.9 | Exhibit 10.10 of the June 30, 2004 Form 10-K is incorporated herein by reference. |
| (10.11)* | Supplemental Executive Retirement Plan (as amended January 1, 2004) | Exhibit 10.3 of the September 30, 2004 Form 10-Q is incorporated herein by reference. |
| (10.12)* | Executive Employment Agreement dated May 1, 2002 between Kennametal Inc. and Markos I. Tambakeras | Exhibit 10.11 of the June 30, 2002 Form 10-K is incorporated herein by reference. |
| (10.13)* | Kennametal Inc. 1999 Stock Plan | Exhibit 10.5 of the June 11, 1999 Form 8-K is incorporated herein by reference. |
| (10.14)* | Kennametal Inc. Stock Option and Incentive Plan of 1999 | Exhibit A of the 1999 Proxy Statement is incorporated herein by reference. |
| (10.15) | Amended and Restated Credit Agreement dated as of October 29, 2004 among Kennametal Inc., Bank of America, N.A. (as Administrative Agent); Keybank National Association and National City Bank of Pennsylvania (as Co-Syndication Agents); PNC Bank, National Association and JP Morgan Chase Bank (as Co-Documentation Agents);); and the following lenders: Bank of American, N.A., Keybank National Association, National City Bank of Pennsylvania, PNC Bank, National Association, and JP Morgan Chase Bank. | Exhibit 10.1 of the October 29, 2004 Form 8-K is incorporated herein by reference. |

| | | |
|---|---|---|
| (10.16)* | Executive Employment Agreement dated April 29, 2003 between Kennametal Inc. and Carlos M. Cardoso | Exhibit 10.15 of the June 30, 2003 Form 10-K is incorporated herein by reference. |
| (10.17)* | Kennametal Inc. Stock and Incentive Plan of 2002 (as amended on October 26, 2004) | Exhibit 10.1 of the October 26, 2004 Form 8-K is incorporated herein by reference. |
| (10.18)* | Forms of Award Agreements under the Kennametal Inc. Stock and Incentive Plan of 2002 (as amended on October 26, 2004) | Exhibit 10.18 of the June 30, 2004 Form 10-K is incorporated herein by reference. |
| (10.19)* | Description of Compensation Payable to Non-Employee Directors | Exhibit 10.1 of the March 31, 2005 Form 10-Q is incorporated herein by reference. |
| (10.20)* | Offer letter of Cathy R. Smith dated March 9, 2005 | Exhibit 10.1 of the March 22, 2005 Form 8-K is incorporated herein by reference. |
| (10.21)* | Form of Indemnification Agreement for Cathy R. Smith | Exhibit 10.2 of the March 22, 2005 Form 8-K is incorporated herein by reference. |
| (10.22)* | Summary of Perquisites Program | The text of Item 1.01 of the April 22, 2005 Form 8-K is incorporated herein by reference. |
| (10.23)* | Charter Jet Policy & Procedures, Personal Use of Aircraft Chartered by the Company | Filed herewith. |

*Item 15 (continued)*

| | | |
|---|---|---|
| (21) | Subsidiaries of the Registrant | Filed herewith. |
| (23) | Consent of Independent Registered Public Accounting Firm | Filed herewith. |
| (31) | Certifications | |
| (31.1) | Certification executed by Markos I. Tambakeras, Chief Executive Officer of Kennametal Inc. | Filed herewith. |
| (31.2) | Certification executed by Catherine R. Smith, Chief Financial Officer of Kennametal Inc. | Filed herewith. |
| (32) | Section 1350 Certifications | |
| (32.1) | Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Markos I. Tambakeras, Chief Executive Officer of Kennametal Inc., and F. Nicholas Grasberger III, Chief Financial Officer of Kennametal Inc. | Filed herewith. |

* Denotes management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**KENNAMETAL INC.**

By: /s/ TIMOTHY A. HIBBARD
Timothy A. Hibbard
*Corporate Controller and Chief Accounting Officer*

Date: September 9, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| *Signature* | *Title* | *Date* |
|---|---|---|
| /s/ MARKOS I. TAMBAKERAS<br>Markos I. Tambakeras | Chairman, President and Chief Executive Officer | September 9, 2005 |
| /S/ CATHERINE R. SMITH<br>Catherine R. Smith | Executive Vice President and Chief Financial Officer | September 9, 2005 |
| /S/ TIMOTHY A. HIBBARD<br>Timothy A. Hibbard | Corporate Controller and Chief Accounting Officer | September 9, 2005 |
| /S/ PETER B. BARTLETT<br>Peter B. Bartlett | Director | September 9, 2005 |
| /S/ RONALD M. DEFEO<br>Ronald M. DeFeo | Director | September 9, 2005 |
| /S/ A. PETER HELD<br>A. Peter Held | Director | September 9, 2005 |
| /S/ TIMOTHY R. MCLEVISH<br>Timothy R. McLevish | Director | September 9, 2005 |
| /S/ WILLIAM R. NEWLIN<br>William R. Newlin | Director | September 9, 2005 |
| /S/ LAWRENCE W. STRANGHOENER<br>Lawrence W. Stranghoener | Director | September 9, 2005 |
| /S/ STEVEN H. WUNNING<br>Steven H. Wunning | Director | September 9, 2005 |
| /S/ LARRY D. YOST<br>Larry D. Yost | Director | September 9, 2005 |

## SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

| *(in thousands)* *For the year ended June 30,* | *Balance at Beginning of Year* | *Charged to Costs and Expenses* | *Charged to Other Comprehensive Income* | *Recoveries* | *Other Adjustments* | *Deductions from Reserves* | *Balance at End of Year* |
|---|---|---|---|---|---|---|---|
| ***2005*** | | | | | | | |
| Allowance for doubtful accounts | **$ 18,727** | **$ 3,905** | **$ –** | **$ 265** | **$ (257)[a]** | **$ 5,805[b]** | **$ 16,835** |
| Reserve for obsolete inventory | **$ 77,810** | **$ 11,577** | **$ –** | **$ –** | **$ (3,942)[a]** | **$ 26,075[c]** | **$ 59,370** |
| Deferred tax asset valuation allowance | **$ 53,051** | **$ (4,772)** | **$ 905** | **$ (1,827)** | **$ (9,980)[a]** | **$ –** | **$ 37,377** |
| ***2004*** | | | | | | | |
| Allowance for doubtful accounts | $ 23,405 | $ 6,427 | $ – | $ 134 | $ 389[a] | $ 11,628[b] | $ 18,727 |
| Reserve for obsolete inventory | $ 70,866 | $ 9,905 | $ – | $ – | $ 7,799[a] | $ 10,760[c] | $ 77,810 |
| Deferred tax asset valuation allowance | $ 41,041 | $ 12,518 | $ (4,049) | $ (1,792) | $ 7,952[a] | $ 2,619[d] | $ 53,051 |
| ***2003*** | | | | | | | |
| Allowance for doubtful accounts | $ 12,671 | $ 6,204 | $ – | $ 307 | $ 11,652[a] | $ 7,429[b] | $ 23,405 |
| Reserve for obsolete inventory | $ 46,693 | $ 15,596 | $ – | $ – | $ 17,852[a] | $ 9,275[c] | $ 70,866 |
| Deferred tax asset valuation allowance | $ 7,507 | $ 15,869 | $ 5,590 | $ (1,064) | $ 13,139[a] | $ – | $ 41,041 |

[a] *Represents foreign currency translation adjustment and reserves divested or acquired through business combinations.*

[b] *Represents uncollected accounts charged against the allowance.*

[c] *Represents scrapped inventory and other charges against the reserve.*

[d] *Represents write-offs against the valuation allowance related to reorganization and a subsidiary liquidation.*

# EXHIBIT 21

## CORPORATE DIRECTORY

Our consolidated subsidiaries and affiliated companies as of June 30, 2005 are:

### Consolidated Subsidiaries of Kennametal Inc.

Kennametal Australia Pty. Ltd.
Kennametal Exports Inc.
Kennametal Foreign Sales Corporation
Kennametal (Canada) Ltd.
Kennametal (Shanghai) Ltd.
Kennametal (Thailand) Co., Ltd.
Kennametal (Xuzhou) Company Ltd.
Kennametal Hardpoint Inc.
Kennametal International S.A. (Panama)
Kennametal Japan Ltd.
Kennametal (Malaysia) Sdn. Bhd.
Kennametal de Mexico, S.A. de C.V.
Kennametal SP. Z.o.o
Kennametal (Singapore) Pte. Ltd.
Kennametal South Africa (Pty.) Ltd.
Kennametal Korea Ltd.
Kennametal Holding (Cayman Islands) Limited
Kennametal Hungary Holdings Inc.
Kennametal Hungary Finance Services Kft.
Kennametal Financing I
Kennametal Financing II
Kennametal Holdings Europe Inc.
Barbara Brown & Associates, Inc.
Carbide Precision Grinding Company II, Inc.
Carbidie Asia Pacific Pte. Ltd.
Cleveland Twist Drill de Mexico, S.A. de C.V.
Extrude Hone Corporation
Greenfield Industries Canada Incorporated
Hanita Metal Works, Ltd.
Kemmer International, Inc.
South Deerfield Industrial, Inc.
TCM Europe, Inc.

### Consolidated Subsidiaries of Kennametal Financing II

Kennametal PC Inc.
Kennametal TC Inc.
Kennametal Receivables Corporation

### Consolidated Subsidiaries of Kennametal Holdings Europe Inc.

JLK Direct Distribution Inc.
Kennametal Widia Holdings Inc.

### Consolidated Subsidiaries and Affiliated Company of Kennametal Widia Holdings Inc.

Kennametal Bermuda L.P. (partnership)
Kennametal Europe Holding GmbH
Kennametal Holding GmbH (Germany)
CIRBO Limited (England)

### Consolidated Subsidiary of Kennametal Bermuda L.P.

Kennametal Europe GmbH

### Consolidated Subsidiary of Kennametal Holding GmbH (Germany)

Kennametal Hertel Europe Holding GmbH

**Consolidated Subsidiaries of Kennametal Hertel Europe Holding GmbH**
Kennametal AMSG GmbH
Kennametal Hertel AG
Kennametal Hungaria Kft.
Kennametal Logistics GmbH
Kennametal Shared Services GmbH
Kennametal Technologies GmbH
Kennametal Widia Beteiligungs GmbH
Kemmer Hartmetallwerkeuge GmbH
V&S Werkzeuge GmbH
Widia GmbH

**Consolidated Subsidiaries and Affiliated Company of Kennametal Hertel AG**
Kennametal Belgium S.A.
Kennametal Beteiligungs GmbH
Kennametal Czech s.r.o.
Kennametal Deutschland GmbH
Kennametal France S.A.S
Kennametal Hertel International GmbH
Kennametal Hertel Korea GmbH
Kennametal Iberica S.L.
Kennametal Kesici Tak.mlar Sanayi ve Ticaret A.S. (Turkey)
Kennametal Nederland B.V.
Kennametal Osterreich GmbH
Kennametal UK Limited
Rubig Beteiligungs GmbH
Rubig GmbH & Co. Kg
Kennametal GmbH & Co. Kg Werkzeuge & Hartstoffe (partnership)

**Consolidated Affiliated Company of Kennametal Beteiligungs GmbH**
Kennametal Verwaltungs GmbH & Co Kg (partnership)

**Consolidated Affiliated Company of Kennametal GmbH & Co. Kg Werkzeuge & Hartstoffe (partnership)**
Kennametal Real Estate GmbH & Co. Kg (partnership)

**Consolidated Affiliated Company of Kennametal Deutschland GmbH**
Kennametal (Deutschland) Real Estate GmbH & Co. Kg (partnership)

**Consolidated Affiliated Company of Rubig GmbH & Co. Kg**
Kennametal Rubig Real Estate GmbH & Co. Kg (partnership)

**Consolidated Affiliated Company of Kennametal Widia Beteiligungs GmbH**
Kennametal Widia GmbH & Co. Kg (partnership)

**Consolidated Subsidiary of CIRBO Limited (England)**
International Twist Drill Limited Cleveland Europe Limited

**Consolidated Subsidiaries of Kennametal Hardpoint, Inc.**
Kennametal Hardpoint H.K. Ltd.
Kennametal Hardpoint (Taiwan) Inc.

**Consolidated Subsidiary of Kennametal Hardpoint H.K. Ltd.**
Kennametal Hardpoint (Shanghai) Ltd.

**Consolidated Subsidiary and Affiliated Company of Widia GmbH**
Kennametal Widia Real Estate GmbH & Co. Kg (partnership)
Meturit AG

**Consolidated Subsidiary of Meturit AG**
Kennametal Widia India Limited

**Consolidated Subsidiaries of Kennametal Holding (Cayman Islands) Limited**
Kennametal Argentina S.A.
Kennametal do Brasil Ltda.
Kennametal Chile Ltda.

**Consolidated Subsidiaries of JLK Direct Distribution Inc.**
J&L America, Inc.
Fusion Liquidation Corp.

**Consolidated Subsidiary of Fusion Liquidation Corp.**
Fusion Liquidation Ltd. (Canada)

**Consolidated Subsidiaries of Kemmer Hartmetallwerkzeuge GmbH**
Kemmer Prazisian GmbH (Germany)
Kemmer CIRBO S.r.l. (Italy)
Kemmer AG (Switzerland)

**Consolidated Subsidiary of Kennametal Iberica S. L.**
Kennametal Manufacturing Spain S.L.

**Consolidated Subsidiary of Kennametal Hertel International GmbH**
Kennametal Italia S.p.A.

**Consolidated Subsidiary of Kennametal Osterreich GmbH**
Kennametal Polska Sp. Z.o.o.

**Consolidated Subsidiaries of Kennametal UK Limited**
Kennametal Logistics UK Ltd.
Kennametal Manufacturing UK Ltd.
Widia UK Ltd.

**Consolidated Subsidiary of Kennametal Nederland B.V.**
Kennametal Engineered Products B.V.

**Consolidated Subsidiaries of J&L America, Inc.**
J&L Industrial Supply UK (branch)
J&L Werkzeuge und Industriebedarf GmbH (Germany)
STC Liquidation Corp.

**Consolidated Subsidiaries of Extrude Hone Corporation**
Extrude Hone Korea Co. Ltd.
Extrude Hone Ltd.
Extrude Hone (UK) Ltd.
Extrude Hone Participacoes Ltda.
Dynetics, LLC
Surftran Manufacturing Co., LLC
Tokyo Extrude Hone Ltd.

**Consolidated Subsidiaries of Extrude Hone Ltd.**
Extrude Hone (Ireland) Ltd.
Extrude Hone France S.A.
Extrude Hone GmbH
Extrude Hone Spain (SC)

**Consolidated Subsidiary of Extrude Hone Participacoes Ltda.**
Extrude Hone do Brasil Sistemas De Acabamentos De Peca Ltda.

**Consoldiated Subsidiaries of Surftran Manufacturing Co., LLC**
Cation LLC
The Surftran Company, LLC
Thermoburr Illinois LLC
Thermoburr Michigan East LLC
Thermoburr Michigan West LLC
Thermoburr New York LLC
Thermoburr South Carolina LLC

**Consolidated Subsidiaries of Hanita Metal Works, Ltd.**
Hanita Cutting Tools, Inc.
Hanita Metal Works GmbH (Germany)

**Consolidated Subsidiary of Cleveland Twist Drill de Mexico, S.A. de C.V.**
Herramientas Cleveland, S.A. de C.V.

**Consolidated Subsidiary of Herramientas Cleveland, S.A. de C.V.**
Greenfield Tools de Mexico, S.A. de C.V.

## EXHIBIT 31.1

I, Markos I. Tambakeras, certify that:

1. I have reviewed this annual report on Form 10-K of Kennametal Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



MARKOS I. TAMBAKERAS
Chairman, President and Chief Executive Officer
September 9, 2005

## EXHIBIT 31.2

I, Catherine R. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of Kennametal Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



CATHERINE R. SMITH
Executive Vice President and Chief Financial Officer
September 9, 2005

## EXHIBIT 32.1

### CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kennametal Inc. (the "Corporation") on Form 10-K for the period ended June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Corporation certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.



Markos I. Tambakeras
Chairman, President and Chief Executive Officer
September 9, 2005



Catherine R. Smith
Executive Vice President and Chief Financial Officer
September 9, 2005

*This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.*

# CORPORATE OFFICERS

***Markos I. Tambakeras***
Chairman, President and
Chief Executive Officer

***R. Daniel Bagley***
Vice President,
Corporate Strategy and
MSSG Global Marketing

***James R. Breisinger***
Vice President,
President, Advanced Components Group

***Carlos M. Cardoso***
Executive Vice President and
Chief Operating Officer

***Stanley B. Duzy, Jr.***
Vice President,
Chief Administrative Officer

***David W. Greenfield***
Vice President, Secretary
and General Counsel

***Timothy A. Hibbard***
Corporate Controller and
Chief Accounting Officer

***William Y. Hsu***
Vice President,
Chief Technical Officer

***Ronald C. Keating***
Vice President,
Group Vice President, Energy, Mining
and Construction Solutions

***Brian E. Kelly***
Assistant Treasurer
and Director of Tax

***Lawrence J. Lanza***
Corporate Treasurer

***James E. Morrison***
Vice President,
Mergers and Acquisitions

***Wayne D. Moser***
Vice President,
Chief Financial Officer Europe

***Ralph G. Niederst***
Vice President,
Chief Information Officer

***Kevin G. Nowe***
Assistant Secretary and
Assistant General Counsel

***P. Mark Schiller***
Vice President,
Director of Distribution Services

***Catherine R. Smith***
Executive Vice President and
Chief Financial Officer

***John Q. Stang***
Vice President,
Global Sales MSSG

***Kevin R. Walling***
Vice President,
Chief Human Resources Officer (Interim)

***Philip H. Weihl***
Vice President,
KVBS and Lean Enterprise

***Michael P. Wessner***
Vice President,
President, J&L Industrial Supply

# BOARD OF DIRECTORS



(PICTURED LEFT TO RIGHT)

***Steven H. Wunning***
Group President and Executive Office Member
Caterpillar Inc.

***Markos I. Tambakeras***
Chairman, President and Chief Executive Officer
Kennametal Inc.

***Timothy R. McLevish***
Senior Vice President and Chief Financial Officer
Ingersoll-Rand Company Ltd.

***Lawrence W. Stranghoener***
Executive Vice President and
Chief Financial Officer
The Mosaic Company

***Peter B. Bartlett***
Partner
Brown Brothers Harriman & Co.

***Ronald M. DeFeo***
Chairman, President and Chief Executive Officer
Terex Corporation

***Larry D. Yost***
Former Chairman and Chief Executive Officer
ArvinMeritor, Inc.

***A. Peter Held***
Former President, Cooper Tools Division
Cooper Industries

***William R. Newlin***
Executive Vice President and
Chief Administrative Officer
Dick's Sporting Goods, Inc.

# CORPORATE DATA

**World and North American Headquarters**
1600 Technology Way
P.O. Box 231
Latrobe, PA 15650-0231
724-539-5000 Tel
724-539-4710 Fax
www.kennametal.com

**European Headquarters**
Wehlauer Strasse 73
90766 Fürth
Postfach 1751
90707 Furth
Germany
(49) 911-9735-0 Tel
(49) 911-9735-388 Fax

**Asia Pacific Headquarters**
No. 11 Gul Link
Jurong
Singapore 629381
(65) 265-9222 Tel
(65) 861-0922 Fax

**Transfer Agent, Registrar of Stock and Dividend Disbursing Agent**
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
800-756-3353 Tel
www.melloninvestor.com

**Stock Listing**
The New York Stock Exchange
Ticker Symbol: KMT
CUSIP No.: 48917010

**Independent Registered Public Accounting Firm**
PricewaterhouseCoopers LLP

**Investor Relations and Media Information**
Securities analysts, shareowners, news media and others seeking financial information should call Ms. Quynh McGuire, Director of Investor Relations at 724-539-6141. News media and others seeking general information should contact Ms. Joy Chandler, Director of Corporate Relations at 724-539-4618.

**Dividend Reinvestment and Stock Purchase Plan**
This plan provides shareowners with a convenient way to acquire additional shares of Kennametal capital stock without paying brokerage fees or service charges. Participants may reinvest their dividends, plus optional cash if desired, to acquire these additional shares. Mellon Bank N.A. administers the plan and acts as the agent for the participants. For more information, contact Mellon at 1-866-211-6288.

**Equal Opportunity Employer**
Kennametal is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from all discriminatory practices.

**Annual Meeting**
The Annual Meeting of Shareowners will be held at the Quentin C. McKenna Technology Center, located at 1600 Technology Way, Latrobe, Pennsylvania on Tuesday, October 25, 2005. Notice of the meeting will be mailed on or about Monday, September 26, 2005 to shareowners of record at the close of business on Tuesday, September 6, 2005. All shareowners are cordially invited to attend. Proxies will be solicited by the Board of Directors.

© Copyright 2005, Kennametal Inc., all rights reserved.

CF02-14(27)J02 Printed in U.S.A.

*design* Mizrahi Design Associates, Inc.
*writing* Luke Communications Group
*printing* Broudy Printing Inc.




KENNAMETAL INC.
www.kennametal.com